As filed with Securities and Exchange Commission on February 17, 2011

Registration No. 333-166807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TMS International Corp.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3310	20-5899976
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph Curtin

President and Chief Executive Officer

TMS International Corp.

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joel I. Greenberg, Esq. Derek Stoldt, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	Thomas E. Lippard, Esq. TMS International Corp. 12 Monongahela Avenue P.O. Box 2000 Glassport, PA 15045 (412) 678-6141	Valerie Ford Jacob, Esq. Daniel J. Bursky, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A common stock, par value $0.001 per share	$150,000,000	$10,695

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of class A common stock that may be purchased by the underwriters upon the exercise of their overallotment option.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated February 17, 2011

P R O S P E C T U S

                         Shares

TMS INTERNATIONAL CORP.

Class A Common Stock

This is TMS International Corp.’s initial public offering. We are selling                  shares of our class A common stock, and the selling stockholders are selling                  shares of class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. We have applied for listing of our class A common stock on the New York Stock Exchange under the symbol “TMS.”

Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and each share of class B common stock entitling its holder to ten votes.

Upon completion of this offering, Onex Corporation and its affiliates will beneficially own approximately         % of the aggregate voting power of our class A common stock and class B common stock, or approximately         % if the underwriters exercise their overallotment option in full. Accordingly, we will be a “controlled company” under the rules of the New York Stock Exchange.

Investing in the class A common stock involves risks, including those in the “Risk Factors” section beginning on page 16 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              and              shares of class A common stock from us and the selling stockholders, respectively, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2011.

BofA Merrill Lynch	Credit Suisse	J.P. Morgan

The date of this prospectus is                 , 2011

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our class A common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our class A common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

This prospectus contains trademarks and registered marks. Unless otherwise indicated, TMS International Corp. or a subsidiary thereof owns such registered marks, including: Tube City IMS®, We Create Value®, Scrap Optimiser®, Genblend®, The Evolution of Value® and certain related designs and logos.

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ABOUT THIS PROSPECTUS

Unless the context otherwise indicates or requires, as used in this prospectus:

•	“Company,” “we,” “our” or “us” refers to TMS International Corp. and its consolidated subsidiaries;

•	“Mill Services Group” refers to the mill services group segment of the Company;

•	“Onex” refers to Onex Partners II LP, collectively with other entities affiliated with Onex Corporation;

•

“Onex Acquisition” refers to the acquisition of the Predecessor Company on January 25, 2007 by Onex and members of management and the board of directors of Tube City IMS Corporation, a wholly owned subsidiary of the Company;

•	“Predecessor Company” refers to Tube City IMS Corporation and its subsidiaries prior to the Onex Acquisition;

•	“Raw Material and Optimization Group” refers to the raw material and optimization group segment of the Company; and

•	“Successor Company” refers to the Company after the Onex Acquisition.

INDUSTRY, MARKET AND GEOGRAPHICAL DATA

This prospectus includes industry data that we obtained from periodic industry studies and reports, including from The World Steel Association, J.D. Power & Associates, CRU International Ltd., Metals Service Center Institute, IBIS World, Inc., F.W. Dodge, Federal Reserve Statistical Release, Livingston Survey and the American Iron and Steel Institute. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry in which we operate. The basis of our belief regarding such statements includes the extensive knowledge that our management team has of the outsourced steel services industry, regulatory filings and other publicly-available information about our competitors and market information provided by customers. Statements as to our market position relative to our competitors are approximated by management and are based on the above-mentioned third-party data and internal analyses and estimates.

Where applicable, we report market and other data on the basis of Revenue After Raw Materials Costs, a non-GAAP financial measure that we believe is useful in measuring the operating performance of companies that have procurement businesses, because it excludes the fluctuations in market prices of raw materials procured for and sold to customers that offset on a procurement company’s income statement.

Unless otherwise noted, all information regarding our market share is based on the latest data available to us, and all dollar amounts refer to U.S. dollars. References in this prospectus to a “ton” of material refer to a weight measurement of 2,000 pounds of that material, and references to a “metric ton” of material refer to a weight measurement of 2,204.6 pounds of that material. We have provided definitions for certain steel and outsourced steel services industry terms used in this prospectus in the “Glossary of Selected Industry Terms” on page G-1 of this prospectus.

When we use the term “North America” in this prospectus, we are referring to the United States and Canada. When we use the term “international,” we are referring to countries other than the United States and Canada. When we use the term “Latin America,” we are referring to Mexico, Central America, South America and the Caribbean, including Trinidad & Tobago.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you may want to consider before making an investment decision. You should read the entire prospectus carefully, including the section describing the risks of investing in shares of our class A common stock under the caption “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this summary are forward-looking statements. For more information, please see “Forward-Looking Statements.”

Our Company

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry. Our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 73 customer sites in nine countries and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 28 years. Our diversified customer base includes 12 of the top 15 largest global steel producers, including United States Steel, ArcelorMittal, Gerdau, Nucor, Baosteel, POSCO and Tata Steel. For the year ended December 31, 2010, our Total Revenue, Revenue After Raw Materials Costs and Adjusted EBITDA were $2,030.6 million, $466.1 million and $119.9 million, respectively. For a reconciliation of Total Revenue to Revenue After Raw Materials Costs, see “—Summary Consolidated Financial Data.”

Our range of specialized, value-added services is the broadest of any of our competitors and includes: (i) scrap management and preparation; (ii) semi-finished and finished material handling; (iii) metal recovery and slag handling, processing and sales; (iv) surface conditioning; (v) raw materials procurement and logistics; and (vi) proprietary software-based raw materials cost optimization. We combine this full suite of industrial services with a multi-faceted workforce, a large and diverse equipment fleet and rigorous safety and environmental compliance to deliver a differentiated service offering.

Our business model is characterized by long-term contracts and a highly variable cost structure, which enable us to generate strong Free Cash Flow. In 2010, 91% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our earnings are primarily driven by the steel production volumes of our customers rather than by steel prices. Based on production volumes for the year ended December 31, 2010, we estimate our existing contracts would generate approximately $1.7 billion of future Revenue After Raw Materials Costs over their remaining terms. More than 92% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of our contracts is approximately 4.0 years. Our cost structure is highly flexible, with approximately 80% of our cash operating costs being variable, enabling us to respond quickly to changes in market conditions.

Over the last six years, we have expanded from primarily serving North American steel companies to having 19% of our 2010 Revenue After Raw Materials Costs generated internationally. Further, we have grown our scale and diversity by expanding the number of customer sites at which we operate from 64 to 73 and our raw materials procurement locations from 11 to 25, and we have increased the average number of services offered at our customer sites from 2.0 to 2.3. Our growth plans include the following key elements: (i) continue to grow in international markets by leveraging our existing infrastructure, customer relationships, expertise and market credibility; (ii) continue to increase the number of our services offered to our existing customers through cross-selling; and (iii) grow through prudent acquisitions and selective additions to our service offerings.

We are a holding company controlled by Onex, and we operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC.

Our Services

We provide a broad range of services through two segments: our Mill Services Group and our Raw Material and Optimization Group. For the year ended December 31, 2010, we generated Adjusted EBITDA of $111.3 million and $42.0 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $33.4 million. By comparison, for the year ended December 31, 2009, we generated Adjusted EBITDA of $79.3 million and $31.7 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $27.2 million.

Mill Services Group:

•

Scrap Management and Preparation. We provide mills with inspection, preparation and delivery of raw materials, primarily scrap, as well as inventory control through logistics management. Our services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of primarily ferrous scrap and scrap substitutes (such as pig iron) according to customer specifications.

•

Semi-Finished and Finished Material Handling. We handle and transport semi-finished and finished steel products such as steel slabs, billets and plates. Our skilled operators use large slab and billet pallet carriers, forklifts or tractor trailers to transport thousands of tons of materials.

•

Metal Recovery and Slag Handling, Processing and Sales. We recycle and process a steel making co-product, known as slag, to recover valuable metallic material that is either reused in the production of steel by the host mill or sold to other end users. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction, agriculture and other applications.

•

Surface Conditioning. We pioneered the North American commercial application of robotic surface conditioning. Surface conditioning is a value-added process that removes imperfections from semi-finished steel products to be used in high-value applications that require unblemished finishes such as household appliances and automobiles.

Raw Material and Optimization Group:

•

Raw Materials Procurement and Logistics. We operate a worldwide procurement and logistics network to act on behalf of our customers, purchasing approximately nine million tons of raw material inputs annually, including ferrous scrap, scrap substitutes, coke, coal, ferro-alloys and other raw materials used in steel making. In addition to sourcing raw materials for our customers, we arrange point-to-point delivery logistics, providing our customers with a seamless solution globally. We represent certain customers on an exclusive basis globally in the purchase of their ferrous scrap requirements, and represent a number of customers on a non-exclusive basis in the purchase and sale of their scrap products used or generated in the steel and iron making processes while taking minimal inventory or price risk. We occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials.

•

Proprietary Software-Based Raw Materials Cost Optimization. Our raw materials cost optimization service allows our customers to achieve significant savings by optimizing their use of input materials (specifically ferrous scrap and scrap substitutes) to obtain the lowest liquid steel cost for a specified chemistry of steel. Our proprietary software applications aid mills in the planning, procurement and utilization of ferrous scrap and scrap substitutes, determining the lowest cost input mix based on market conditions, raw materials availability, on-site inventory levels and each steel mill’s unique operating characteristics.

In addition, we provide other services that complement our primary offerings. We leverage our excellent customer relationships to actively pursue new types of service offerings to grow our business.

Our Market Opportunity

Efficient production of steel requires constant operation due to the high costs required to start up and heat the furnaces to the required temperatures. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. Failures by outsourced service providers can result in significant losses for their customers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

We believe the following key dynamics will drive the continued growth of the market for outsourced industrial services to the steel making industry:

•

Increased Outsourcing, Especially in Developing Markets. The provision of critical industrial services is generally not a core competency of steel producers, yet it is essential to the efficient operation of their complex facilities. We believe that steel producers will increasingly utilize outsourced service providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. However, we believe that as the steel industries in developing markets mature, competition among steel producers will increase and cost and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets.

•

Consolidation of Steel Producers Driving Outsourcing. The global steel industry has undergone significant consolidation over the last ten years. We believe that the evolution into a more consolidated, stable and competitive global steel industry has led to more sophisticated management practices, which have significantly increased the international adoption of outsourced industrial services by the steel industry.

•

Concentration of Outsourced Services with Fewer, Well-Established Service Providers. The outsourced industrial services market in which we operate is highly fragmented with a large number of small, local and regional service providers, and very few large providers with global capabilities. Many of our large global customers require a full suite of outsourced industrial services at multiple facilities across broad geographies. In addition, we believe these customers are seeking to decrease the administrative burden of managing multiple outsourced providers by reducing the number of vendors they engage to a manageable group of leading service providers differentiated by scale, breadth of service offering, proven service quality and safety.

•

Increased Emphasis on Worker Safety and Environmental Compliance. Our customers are increasingly focused on worker safety and environmental compliance. Accordingly, our customers select industrial service providers with strong safety and environmental track records such as us.

Current Conditions in the Steel Industry

Global steel production is expected to grow at a compound annual growth rate, or CAGR, of 6.1% between 2010 and 2015, according to CRU International Ltd, driven by continued growth in emerging economies and the economic rebound in the developed economies. Steel production growth in North America, our largest market, has begun to recover from the lows of 2009 driven by economic recovery and re-stocking of inventories.

North American steel production declined precipitously during the last quarter of 2008 and the first quarter of 2009 as a result of the global economic crisis. Steel producers responded to the crisis by idling capacity to better align supply with demand, preserve liquidity and reduce costs. Since April 2009, steel production in North America has gradually improved in line with improving economic fundamentals. The U.S. steel industry production capacity utilization rate increased to 74% by the end of January 2011 from a low of 34% in December 2008, according to the American Iron and Steel Institute. North American production capacity utilization levels remain below 25-year average levels of 81%.

Steel demand in North America is driven primarily by applications in non-residential construction, automotive, industrial equipment and consumer appliance end markets, which appear to be in various stages of recovery and resumed growth at this time. Non-residential construction markets remained at cyclical lows in 2010, but are expected to start recovering in 2011 and grow at a CAGR of 16.9% between 2010 and 2015, according to F.W. Dodge Corporation. The North American automotive end-market experienced a strong rebound in 2010, posting a 38% increase in light vehicle production to 11.8 million units when compared to 2009, and is expected to continue to improve for the next several years, growing at a CAGR of 7.2% between 2010 and 2014, as per J.D. Power & Associates.

Our Competitive Strengths

•

Leading Market Position. We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel services market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services. In North America, we operate at more customer sites than any of our competitors, providing mill services at approximately 48% of steel producing sites, and arranging raw material transactions on behalf of nearly all major steel producers. Our scale and market position create economies of scale, purchasing power and an ability to rapidly deploy resources and equipment, enabling us to bid competitively on contracts globally. Over the past six years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

•

Broadest Portfolio of Services Globally. We provide the industry’s most comprehensive suite of outsourced industrial services to steel mills, enabling our customers to generate substantial cost savings through operational efficiencies while focusing on their core business of steel making. Our diversified offering of services and international presence afford us multiple entry opportunities for acquiring new customers and cross-selling. Approximately 54% of our 35 new contracts won since the beginning of 2005 were the result of selling new services to existing customers. As a result, we have increased the average number of our services offered at our customer sites from 2.0 services in 2005 to 2.3 services in 2010.

•

Long-Standing Relationships with Leading Steel Producers. We have established long-standing customer relationships and have served our top 10 customers, based on Revenue After Raw Materials Costs for the year ended December 31, 2010, on average for over 28 years. In addition, our customer base includes 12 of the top 15 largest global steel producers. Our services are critical to our customers’ operations, and we believe we are able to provide these services in a more cost-effective manner than if they performed them in-house. Our Mill Services Group employees and equipment are typically embedded at customer sites and have daily interaction with customer personnel, and our Raw Material and Optimization Group is the exclusive purchasing agent for scrap and scrap substitutes for certain of our largest customers. Our deep operational integration, combined with our record of excellent performance and customer service, has driven strong customer loyalty. In addition, our customer relationships are underpinned by an industry-recognized safety record that is consistently better than industry averages. As a result, our contract renewal rate has been greater than 96% from 2005 to 2010 based on Revenue After Raw Materials Costs.

•

Long-Term Contracted Revenue and Variable Cost Structure. We provide our services through long-term contracts with our customers, which are typically structured on a fee-per-ton basis tied to production volumes and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers. We also have a highly scalable cost structure with approximately 80% of our cash operating costs being variable, which protects our profitability during more difficult market conditions such as we experienced during 2009.

•

Strong Cash Flow Generation Drives Earnings Growth. Our business model and cost structure enable us to generate strong Free Cash Flow to fund Capital Expenditures and drive earnings growth. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. This discipline assures that we deploy our Free Cash Flow in a focused manner to drive stockholder returns. Throughout the recent economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings growth as steel production volumes continue to recover.

•

Experienced, Proven Management Team. Our executive management team has extensive experience, with the members having an average of over 25 years in our industry and over 18 years with us. Our management team successfully integrated the legacy Tube City and IMS businesses, which combined in 2004, and has continued to grow our customer base while consistently improving our industry-leading safety record. In addition, our management team has executed upon our strategic plan to build our international business, increasing the contribution of international Adjusted EBITDA as a percentage of total Adjusted EBITDA from 2% in 2005 to 16% in 2010. In 2009, one of the worst years on record for steel production, our management team responded rapidly, realizing meaningful overhead cost reductions that we believe are sustainable, and carefully managed equipment deployment and Maintenance Capital Expenditures, collectively resulting in expanded Adjusted EBITDA Margins and significant Free Cash Flow.

Our Growth Strategy

•

Continue to Grow in International Markets. We believe we have substantial international growth opportunities which will be driven by expansion of our existing market share and continued growth in outsourcing in developing markets, such as Latin America, Eastern Europe, Asia and the Middle East, as steel producers discover that outsourcing certain functions enables them to be performed more cost effectively, allowing them to concentrate their attention and resources on steel making. As steel production in developing markets continues to mature and outsourcing of the services that we offer becomes more prevalent, we believe that we are well positioned to capitalize on opportunities due to our scale, existing infrastructure, proven track record and marketplace intelligence. In more developed international markets, outsourcing is common, but we believe steel producers desire more competition from proven operators such as ourselves, providing opportunities to gain market share.

•

Increase Penetration of Existing Customers. We believe we are in a unique position to leverage our existing relationships and embedded operations at our customers’ sites to cross-sell additional service offerings. Approximately 54% of our 35 new contracts won since the beginning of 2005 were the result of cross-selling, driven by our customers’ high satisfaction with our existing services, their desire to consolidate services with their best providers and our focus on offering our full array of services to our customers. Over one-half of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider, and we will seek to continue to grow through these types of market share gains. On average, we provide approximately 2.3 out of our six primary services at each customer site where we currently operate (up from 2.0 in 2005), representing a significant opportunity to grow within our existing customer base.

•

Selectively Expand Service Offerings. We will continue to identify opportunities to leverage our competencies to provide value-added services beyond our existing service offerings that fulfill our customers’ needs. Our embedded on-site presence and daily operational integration with our customers create unique relationships, often allowing us the first opportunity to propose additional outsourced services. We will also continue to expand our global Raw Material and Optimization Group into commodities that we do not currently handle in large quantities.

•

Maximize Profit Potential. We will continue to commit growth capital to contracts where we believe our returns will drive future profitability. We will also continue to streamline our cost structure and pay down debt in order to improve operating margins and grow earnings. In addition, our goal is to continue to optimize our equipment utilization to reduce maintenance costs and drive higher cash flow, providing us flexibility to make new growth investments.

•

Selectively Pursue Acquisitions and Partnerships. We will selectively pursue strategic acquisitions and partnerships that will diversify our existing portfolio of products and services, expand our geographic footprint and build new customer relationships. Our management team has significant international operating experience in providing outsourced services to the steel industry and strong relationships with leading global and regional steel producers. We believe this will enable us to identify and pursue attractive acquisitions and partnerships.

Risk Factors

An investment in our class A common stock is subject to substantial risks and uncertainties. Before investing in our class A common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end markets, including automotive, consumer appliance, general industrial and construction markets;

•	we rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations;

•	some of our operations are subject to market price and inventory risk arising from changes in commodity prices;

•	if we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected;

•	operating in various international jurisdictions subjects us to a variety of risks;

•

our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not covered by insurance and loss of future business, and could have a material adverse effect on our results of operations; and

•	our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

History and Corporate Information

We operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC, a Delaware limited liability company. The Raw Material and Optimization Group traces its roots to Tube City Iron & Metal, or Tube City, formed in 1926 as a scrap metal dealer and processor in McKeesport, Pennsylvania. The Mill Services Group traces its roots to International Mill Service, or IMS, which started in the Cleveland, Ohio area in 1936 in the sand and gravel business and evolved into the slag processing and metal recovery business. Tube City and IMS were combined in 2004.

We currently have approximately 3,500 employees and operate at 73 customer sites around the world. Our principal executive offices are located at 12 Monongahela Avenue, Glassport, Pennsylvania 15045, and our telephone number is (412) 678-6141. Our website address is www.tubecityims.com. Information contained on our website is not a part of this prospectus.

Our Controlling Stockholder

We were formed by Onex on October 31, 2006 in connection with the acquisition in January 2007 of Tube City IMS Corporation from its previous owners. Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex makes private equity investments through the Onex Partners and ONCAP families of funds and has completed more than 290 acquisitions valued at approximately $49 billion. Over Onex’s history, it has had extensive experience investing in outsourcing-focused and industrial businesses. Onex’s recent investments include Spirit AeroSystems, Inc., Allison Transmission, Inc., Husky Injection Molding Systems Ltd., Carestream Health, Inc. and Emergency Medical Services Corporation. Onex’s businesses generate annual revenues of C$37 billion, have assets of C$42 billion and employ over 240,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol “OCX.”

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Shares of class A common stock to be outstanding after the offering	shares

Shares of class B common stock to be outstanding after the offering	shares

Overallotment option	The underwriters may also purchase up to an additional and shares of class A common stock from us and the selling stockholders, respectively, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be $ million to us and $ million to the selling stockholders, assuming the shares are offered at $ per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds to us from this offering for the repayment of certain debt and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividends	We do not anticipate paying any dividends to our stockholders for the foreseeable future. See “Dividend Policy.”

Special voting rights

Each share of our class B common stock will automatically convert into a share of our class A common stock upon a transfer thereof to any person other than the holders of our class B common stock on the date of this offering or their respective affiliates, including upon the sale of any shares in this offering by any selling stockholders. Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and, prior to the Transition Date (defined below), each share of class B common stock entitling its holder to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding. After giving effect to

this offering, holders of our class B common stock will control         % of the combined voting power of our outstanding common stock. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

NYSE symbol	We have applied for listing of our shares of class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “TMS.”

Risk factors	See “Risk Factors” beginning on page 16 of this prospectus for a discussion of material risks that prospective purchasers of our common stock should consider.

The number of shares to be outstanding after this offering is based on                  shares of class A common stock and                  shares of class B common stock outstanding as of                     , 2011, and excludes                  shares of class B common stock to be granted under our Restricted Stock Plan concurrently with this offering and                  shares of class A common stock reserved for future issuance under our Long-Term Incentive Plan. Concurrently with this offering, we will award options to purchase                  shares of class A common stock at an exercise price equal to the public offering price of the class A common stock. We are not registering the offering of shares of class A common stock into which the shares of class B common stock may be converted following this offering.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that our class A common stock will be sold at $ per share, which is the mid-point of the price range set forth on the front cover page of this prospectus;

•	that the underwriters will not exercise their overallotment option;

•

the conversion of all outstanding shares of our class A preferred stock into                  shares of our class B common stock concurrently with the completion of this offering, using the assumptions set forth below;

•	a -for-one split of shares of our common stock, which was effective on , 2011;

•	the recapitalization of our existing common stock into class B common stock, which was effective as of , 2011; and

•	the effectiveness of our second amended and restated certificate of incorporation upon the completion of this offering.

The conversion of our class A preferred stock assumes (i) a conversion date of                     , 2011, and (ii) a conversion price of $             (which is the mid-point of the price range set forth on the front cover page of this prospectus). Concurrently with this offering, each share of our class A preferred stock will convert into the number of shares of class B common stock equal to the liquidation value of such share of class A preferred stock at the time of conversion, plus accrued dividends, divided by the public offering price per share of class A common stock in this offering. A $1.00 increase in the assumed initial public offering price of $             per share would decrease the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately                  shares, and a $1.00 decrease in the assumed initial public offering price would increase the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately                  shares.

The purpose of the recapitalization of our existing common stock into class B common stock is to provide our current common stockholders with class B common stock, each share of which entitles its holder to 10 votes for so long as the class B common stock equals or exceeds 10% of the total class A and class B common stock then outstanding. The impact of the share recapitalization will be that, upon completion of this offering, Onex will, for the foreseeable future, continue to have significant influence over our management and affairs and be able to control virtually all matters requiring stockholder approval even if its equity ownership falls below 50%, including the election and removal of directors, the adoption or amendment of our certificate of incorporation and bylaws, possible mergers, corporate control contests and significant corporate transactions. Onex may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your class A common stock.

Our Corporate Structure

After giving effect to this offering, the chart below summarizes our corporate structure:

(1)	We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering.

Summary Consolidated Financial Data

The summary consolidated historical statement of operations data for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The balance sheet data as of December 31, 2010 and December 31, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2008 has been derived from our audited financial statements not included in this prospectus.

The summary consolidated financial data set forth below should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus.

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$2,595,608	$986,304	$1,629,119
Service Revenue	387,305	312,035	401,511

Total Revenue	2,982,913	1,298,339	2,030,630

Costs and expenses:
Cost of Raw Materials Shipments	2,515,425	939,993	1,564,504
Site Operating Costs	298,394	233,120	293,003
Selling, General and Administrative Expenses	56,750	44,638	53,139
Provision for (Recovery of) Bad Debts	9,166	(5,419)	64
Provision for Transition Agreement	—	2,243	—
Depreciation	61,108	57,567	49,317
Amortization	11,972	12,193	12,191
Gain on Debt Extinguishment	—	1,505	—
Goodwill Impairment	—	(55,000)	—
Disposition of Cumulative Translation Adjustment	—	(1,560)	—
Interest Expense, Net	(38,079)	(44,825)	(40,361)

Income (Loss) Before Income Taxes	(7,981)	(85,876)	18,051
Income Tax (Expense) Benefit	1,891	6,885	(10,903)

Net Income (Loss)	$(6,090)	$(78,991)	$7,148

Net Loss Attributable to Common Stock	$(25,591)	$(100,060)	$(15,676)

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Cash Flow Data:
Cash Provided by Operating Activities	$36,479	$73,223	$86,595
Net Cash Used in Investing Activities	(80,124)	(36,140)	(37,875)
Net Cash (Used in) Provided by Financing Activities	47,461	(13,061)	(29,042)

Balance Sheet Data (at year end):
Cash and Cash Equivalents	$5,792	$29,814	$49,492
Working Capital(1)	38,332	9,832	8,837
Goodwill and Other Intangible Assets	480,606	420,418	407,443
Total Assets	856,865	824,389	878,905
Long-term Debt, Including Current Portion and Indebtedness to Related Parties	454,367	449,612	426,641
Redeemable Preferred Stock and Stockholders’ Deficit	190,120	122,874	125,891

Other Financial Data:
Revenue After Raw Materials Costs(2)	$467,488	$358,346	$466,126
Adjusted EBITDA(3)	103,178	83,764	119,920
Adjusted EBITDA Margin(4)	22.1%	23.4%	25.7%
Capital Expenditures(5)	$62,852	$37,635	$39,816
Growth Capital Expenditures(5)	26,966	23,186	9,475
Maintenance Capital Expenditures(5)	35,886	15,792	31,158
Free Cash Flow(6)	67,292	67,972	88,762

(1)	Working capital is calculated as current assets, excluding cash, less current liabilities, excluding the current portion of long-term debt and revolving borrowings.

(2)	Revenue After Raw Materials Costs represents Total Revenue minus Cost of Raw Materials Shipments. We believe Revenue After Raw Materials Costs is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services and we are better able to evaluate our operating performance. Revenue After Raw Materials Costs is not a recognized financial measure under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Revenue After Raw Materials Costs should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Revenue After Raw Materials Costs:

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Revenue After Raw Materials Costs
Total Revenue	$2,982,913	$1,298,339	$2,030,630
Cost of Raw Materials Shipments	(2,515,425)	(939,993)	(1,564,504)

Revenue After Raw Materials Costs	$467,488	$358,346	$466,126

(3)	Adjusted EBITDA represents net income (loss) before income taxes, Interest Expense, Net, Depreciation and Amortization and certain other items, such as losses or gains in respect of debt extinguishment, goodwill impairment charges and dispositions of cumulative translation adjustments. We use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table reconciles Net Income (Loss) to Adjusted EBITDA:

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Adjusted EBITDA
Net Income (Loss)	$(6,090)	$(78,991)	$7,148
Income Tax (Benefit) Expense	(1,891)	(6,885)	10,903
Interest Expense, Net	38,079	44,825	40,361
Depreciation and Amortization	73,080	69,760	61,508

EBITDA	$103,178	$28,709	$119,920
Loss (Gain) on Debt Extinguishment	—	(1,505)	—
Goodwill Impairment Charge	—	55,000	—
Disposition of Cumulative Translation Adjustment	—	1,560	—

Adjusted EBITDA	$103,178	$83,764	$119,920

(4)	Adjusted EBITDA Margin is calculated by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We believe our Adjusted EBITDA Margin is useful in measuring our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA Margin should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

(5)	We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We believe that Growth Capital Expenditures and Maintenance Capital Expenditures are useful in measuring our operating performance. We incur Growth Capital Expenditures in connection with the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations, and Maintenance Capital Expenditures generally include the cost of normal replacement of capital equipment used at existing sites on existing contracts, additional capital expenditures made in connection with the extension of an existing contract and capital costs associated with acquiring previously leased equipment. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Growth Capital Expenditures and Maintenance Capital Expenditures should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our total Capital Expenditures, Growth Capital Expenditures and Maintenance Capital Expenditures:

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Total Capital Expenditures
Growth Capital Expenditures	$26,966	$23,186	$9,475
Maintenance Capital Expenditures	35,886	15,792	31,158
Capital Leases	—	(1,343)	(322)
Total Mill Services acquired assets	—	—	(495)

Total Capital Expenditures	$62,852	$37,635	$39,816

(6)	Free Cash Flow is calculated as our Adjusted EBITDA minus our Maintenance Capital Expenditures. We believe Free Cash Flow is useful in measuring our liquidity. Free Cash Flow is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Free Cash Flow should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Free Cash Flow:

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Free Cash Flow
Adjusted EBITDA	$103,178	$83,764	$119,920
Maintenance Capital Expenditures	(35,886)	(15,792)	(31,158)

Free Cash Flow	$67,292	$67,972	$88,762

The following table reconciles Free Cash Flow to net cash provided by (used in) operating activities:

(dollars in thousands)	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Free Cash Flow	$67,292	$67,972	$88,762
Maintenance Capital Expenditures	35,886	15,792	31,158
Cash interest expense	(36,165)	(35,383)	(33,521)
Cash income taxes	(2,501)	(2,461)	(3,266)
Change in accounts receivable	39,202	(22,479)	(42,652)
Change in inventory	26,386	(13,229)	(6,799)
Change in accounts payable	(77,360)	59,673	48,157
Change in other current assets and liabilities	(9,171)	365	4,231
Other operating cash flows	(7,090)	2,973	525

Net cash provided by operating activities	$36,479	$73,223	$86,595

RISK FACTORS

Investing in our class A common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our class A common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, the trading price of our class A common stock could decline, and you might lose all or part of your investment in our class A common stock. In deciding whether to invest in our class A common stock, you should also refer to the other information set forth in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

Risks Relating to Our Business

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end markets, including automotive, consumer appliance, general industrial and construction markets.

Global steel production volumes and the demand for steel in North America and worldwide is impacted by, and will continue to be impacted by, global economic conditions and conditions in key end markets, including automotive, consumer appliance, general industrial and construction markets. We derive a substantial portion of our Revenue After Raw Materials Costs from providing services to North American steel mills. Our Revenues After Raw Materials Costs and earnings are primarily driven by the volume of steel production at our customers’ mills; accordingly, declines in our customers’ production volumes have a direct negative impact on our Revenue After Raw Materials Costs and other results of operations.

Many factors may materially adversely affect production by our steel customers, including, but not limited to:

•

decreases in demand for steel or failure of demand to increase to the extent forecasted, particularly in key end markets, including automotive, consumer appliance, general industrial and construction markets;

•	failure of the economy to fully recover from the recession that commenced in 2008, or the advent of any future recessions; and

•

increases in imports of steel that may result in an oversupply of steel in North America, our largest market, and may displace our North American customers’ steel production, including increases resulting from changes in currency rates, import tariffs or other trade regulations.

We cannot predict the impact of global economic conditions and conditions in key end markets, such as automotive, consumer appliance, general industrial and construction markets, on the demand for and production of steel in North America and worldwide.

During a material economic downturn in the steel industry or due to company-specific events, some of our customers could experience financial difficulties and close operations or significantly decrease production permanently or for an extended period at sites that we service. The resulting decrease in business volumes could result in a decreased need for our services and materially adversely impact our business, financial condition, results of operations and cash flows. For example, during the first half of 2009, many of our customers significantly reduced or altogether stopped producing steel at certain facilities.

We rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations.

For the year ended December 31, 2010, our largest customer, United States Steel (together with its affiliates), accounted for approximately 28% of our Revenue After Raw Materials Costs, and our top 10 customers accounted for 81% of our Revenue After Raw Materials Costs. A reduction in activity by a customer at one or more sites that we service (or its decision to idle or permanently close any customer site we service) would reduce the revenue we receive from such customer at those sites. A loss of a significant customer or the partial loss of a customer’s business through the termination or non-renewal of one of its significant contracts with us, or temporary or permanent shut down of one or more sites, could have a material adverse effect on our revenue and other results of operations. In general, our contracts are not terminable without cause. However, certain of our contracts, including contracts with our largest customers, contain provisions providing for the right to terminate for convenience through the payment of significant scheduled termination fees based on the remaining terms of the contracts. Further, notwithstanding our contractual rights, we may not have an effective remedy if one of our largest customers attempts to unilaterally change the terms in our contracts.

In addition, because our business is conducted under long-term contracts (often servicing the same steel company under separate, site-specific or service-specific contracts) and is highly dependent on business relationships, it could be very difficult to replace a current customer or contract with a new customer or contract. Even if we were to replace a significant customer or contract, we might not be able to find another customer or enter into a replacement contract that would provide us with comparable revenue. We may lose significant customers or contracts in the future, and any resulting losses could materially adversely affect results of operations. Contracts and contract renewals we enter into in the future may not include tiered pricing structures and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations.

Some of our operations are subject to market price and inventory risk arising from changes in commodity prices.

Although significant portions of our operations are more sensitive to changes in the volume of steel production than to changes in prices, certain of our operations subject us directly to price and/or inventory risk. In particular:

•	we routinely maintain a limited quantity of unsold scrap inventory;

•

there are occasions when we may purchase quantities of raw materials in excess of immediate sales commitments. Similarly, we may have contractual commitments to provide certain raw materials to customers without a corresponding right to purchase all of the materials required to fulfill our commitment;

•	we typically have the right to sell for our own account, subject to royalty payments to the host mill, slag and certain other co-products under our contracts; and

•	we generate a portion of our revenue in our raw materials procurement activities from procurement fees that can be influenced by changes in prices, market conditions and competition.

Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes inventory and price risk. However, we will from time to time take measured positions in raw materials inventory or experience a delay between the time all or a portion of the raw materials are purchased or sold by us and the time the raw materials are matched to customer purchase or sale orders. As a result, we may be subject to losses arising from changes in commodity prices.

If we are unable to manage inventory or price risk, our results of operations and profitability could be materially adversely affected.

If we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected.

The majority of our Revenue After Raw Materials Costs is derived from customers’ sites where we have long-term contracts that typically have a term of five to 10 years. When bidding for a job, we are required to estimate the amount of production at a particular steel mill and the costs of providing services at that mill. In general, the higher the estimated volume of steel production at a customer site, the lower the unit price per volume of product handled or service provided that we can offer. Other estimates that will determine the unit price per volume that we can offer include local labor, transportation and equipment costs. If our volume estimates for a contract ultimately prove to be too high, or our cost estimates prove to be too low, our profitability and cash flows under that contract will be adversely affected.

Operating in various international jurisdictions subjects us to a variety of risks.

We currently operate in 14 countries, and during 2010 we derived approximately 19% of our Revenue After Raw Materials Costs from providing services and products to steel mills outside of North America. Due to the extensive diversification of our international operations, we are subject to a higher level of risk than some other companies relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. As we expand internationally, we will further become exposed to a variety of risks that may materially adversely affect results of operations, cash flows or financial position. These include the following:

•	periodic economic downturns in the countries in which we do business;

•	fluctuations in currency exchange rates;

•	customs matters and changes in trade policy or tariff regulations or other impositions of export restrictions;

•	imposition of or increases in currency exchange controls and hard currency shortages;

•	changes in regulatory requirements in the countries in which we do business;

•	labor relations and works’ council and other labor requirements;

•	higher tax rates and potentially adverse tax consequences, including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

•	longer payment cycles and difficulty in collecting accounts receivable;

•	complications in complying with a variety of foreign laws and regulations;

•	political, economic and social instability, civil unrest, terrorism and armed hostilities in the countries in which we do business;

•	risk of nationalization of steel mills and/or cancellation of our contracts without adequate remedy;

•	inflation rates in the countries in which we do business;

•	laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;

•

risks arising from having our employees and equipment embedded at customer sites, such as risks relating to our ability to access or retrieve our equipment in the event a customer enters into an insolvency proceeding; and

•	uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If we are unable to successfully manage the risks associated with our increasingly global business, our financial condition, cash flows and results of operations may be materially adversely affected.

Our international expansion strategy may be difficult to implement and may not be successful.

Beginning in 2006, we implemented a number of international initiatives to expand our global footprint to countries that we do not serve throughout Europe, Latin America and Asia. We cannot assure you that outsourcing will become a prevalent practice in these developing countries or that our initiatives will be successful. If we are able to expand into new international markets, we will further become exposed to a variety of risks and uncertainties that may materially adversely affect our results of operations, cash flows or financial position. These include all of the risks and uncertainties that we are currently exposed to in connection with our existing international operations, as well as risks and difficulties inherent in expanding to new jurisdictions, such as establishing new relationships and conducting business in legal and cultural climates with which we have limited or no experience. Furthermore, the success of our international growth strategy depends on our ability to attract key management with business contacts and favorable reputations in our target markets. We will also incur additional costs and expenses in connection with our efforts to execute an international growth strategy, and we cannot assure you that we will be profitable or successful in expanding our operations into new international markets. If we are unable to successfully manage the risks associated with the expansion of our operations into new international markets, our financial condition, cash flows and results of operations may be materially adversely affected.

Our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance, and loss of future business and could have a material adverse effect on results of operations.

Our business activities involve certain operating hazards that can result in personal injury and loss of life, damage and destruction of operating equipment, damage to the surrounding areas, interruption or suspension of operations at a customer site and loss of revenue and future business. Under certain circumstances, we may be required to indemnify our customers against such losses even though we may not be at fault. While we have in place policies to minimize the risk of serious injury or death to our employees or other visitors to our operations, we may nevertheless be unable to avoid material liabilities for any such death or injury that may occur in the future, and these types of incidents may have a material adverse effect on our financial condition. Although we believe that we maintain adequate insurance against these risks, there can be no assurance that our insurance will be sufficient or effective under all circumstances or against all claims or hazards to which we may be subject or that we will be able to continue to obtain adequate insurance protection. A successful claim for damage resulting from a hazard for which we are not fully insured could materially adversely affect our results of operations. In addition, if a customer concluded that we were responsible for an accident at one of our customer sites that resulted in significant losses to them and/or an interruption or suspension of their operations, we could lose such customer’s business. Moreover, such events may adversely affect our reputation in the steel industry, which may make it difficult to renew or extend existing contracts or gain new customers.

We are subject to concentrated credit risk and could become subject to constraints on our ability to fund our planned capital investments and/or maintain adequate levels of liquidity and working capital under our senior secured ABL facility as a result of concentrated credit risk, declines in raw material selling prices or declines in steel production volumes.

As of December 31, 2010, our largest customer, United States Steel (together with its affiliates), accounted for 29% of our accounts receivable, and our top 10 customers accounted for 54% of our accounts receivable. We are party to multiple long-term contracts with many of our customers, including a number of contracts with United States Steel and its affiliates. Our relative concentration of significant customers, combined with the risk of customer financial difficulties and resulting impacts on us as described above, exposes us to concentrated credit risk or the risk of reduced borrowing capacity under our senior secured ABL facility. Further consolidation among any of the steel industry’s larger companies, many of which are our customers, could further increase the concentration of credit risk we face.

If our customers suffer significant financial difficulty, they also may not pay us for work we perform or the products we procure, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely impact our Revenue After Raw Materials Costs and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely impact our ability to collect receivables, the valuation of inventories and the valuation of long-lived assets of our business, as well as negatively affect the forecasts used in performing our goodwill impairment testing under FASB ASC Topic 350, Goodwill and Other Intangible Assets. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, depressed steel production could weaken demand for raw materials and result in reduced selling prices. While declines in raw material prices tend not to have a significant impact on our Adjusted EBITDA as they would tend to reduce both our revenue and our cost of raw materials roughly equally, declines in raw material prices will cause related declines in our accounts receivable and inventory balances, which form the collateral base for our senior secured ABL facility. While we cannot predict the level of any such further declines in the value of our collateral or the degree to which such declines would decrease availability under our senior secured ABL facility, these events could combine to constrain our ability to fund additional capital investments and maintain adequate levels of liquidity and working capital.

If we experience delays between the time we procure raw materials and the time we sell them, we could become subject to constraints on our ability to maintain adequate levels of liquidity and working capital.

Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes inventory and price risk. However, we will from time to time take measured positions in raw materials inventory or experience a delay between the time all or a portion of the raw materials are purchased or sold by us and the time the raw materials are matched to customer purchase or sale orders. As a result, our ability to fund additional capital investments and maintain adequate levels of liquidity and working capital could become constrained and this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our estimates of future production volumes may not result in actual revenue or translate into profits.

We have estimated future production volumes on the basis of our past experience under our existing customer relationships and the length of the terms of our existing contracts. However, such projected volumes may not be realized as revenue or, if realized, may not result in profits. As of December 31, 2010, and based on production volumes for the year ended December 31, 2010 and remaining contract terms, we estimate that our existing multi-year contracts will generate approximately $1.7 billion in future Revenue After Raw Materials Costs. These estimates are based on assumptions that may prove to be incorrect. Accordingly, investors should not place undue reliance on such estimates. Cancellation of contracts or other changes by our customers could significantly reduce the revenue and profit we actually receive from our contracts. In the event of a cancellation, we may be reimbursed for certain costs, but we typically have limited contractual rights to revenue for services not yet performed. Our customers’ future requirements and our estimates may prove to be unreliable. If our estimates of future production volumes fail to materialize, we could experience a reduction in revenue after materials costs and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

Counterparties to agreements with us may not perform their obligations.

We enter into agreements with various counterparties for the procurement of raw materials and provision of services. In the event of non-performance by a counterparty of its obligations under such contracts, we could incur losses as a result of our counterparty’s non-performance or otherwise incur costs in seeking the enforcement of our agreements. For example, a buyer of raw materials from our Raw Material and Optimization Group may seek to avoid its obligations if the cost of raw materials decreases significantly between the time of the order and fulfillment.

Exchange rate fluctuations or decreases in exports of steel may materially adversely impact our business.

Fluctuations in foreign exchange rates between the U.S. dollar and the other currencies in which we conduct business may materially adversely impact our operating income and income from continuing operations in any given fiscal period. Our operations in the United States accounted for approximately 75% of both our Revenue After Raw Materials Costs and Adjusted EBITDA for the year ended December 31, 2010. An increase in the value of the U.S. dollar relative to the foreign currencies in which we earn our revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. Fluctuations in foreign exchange rates or decreases in exports of steel, including decreases resulting from the imposition of significant export restrictions, could also have an impact on demand for steel, the volume of global steel production and steel production in North America, as well as affect scrap pricing and procurement costs. If the exchange rates for foreign currencies change materially in relation to the U.S. dollar, our financial position, results of operations, or cash flows may be materially affected.

An increase in our debt service obligations may materially adversely affect our earnings and available cash and could make it more difficult to refinance our existing debt.

Our credit facilities include a senior secured ABL facility, a senior secured term loan credit facility and a senior secured synthetic letter of credit facility. As of December 31, 2010, our gross availability under the senior secured ABL facility was $164.3 million and we had no borrowings outstanding. Also on that date, $10.7 million face amount of letters of credit were issued against our senior secured ABL facility and $17.9 million face amount of letters of credit were issued under the senior secured synthetic letter of credit facility. Our subsidiary, Tube City IMS Corporation, issued senior subordinated notes due February 1, 2015, which are unsecured obligations subordinated in right of payment to all of Tube City IMS Corporation’s and its subsidiaries’ existing and future senior indebtedness but senior in right of payment to any future subordinated obligations. In addition, in November 2008, we began issuing series 2008 promissory notes to affiliates of Onex, members of our board of directors, management team and certain other employees. As of December 31, 2010, the aggregate amount outstanding in respect of the senior subordinated notes and the series 2008 promissory notes was $223.0 million and $42.2 million, respectively. We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources—Indebtedness.”

To secure amounts outstanding under our credit facilities, substantially all of the assets of our operating subsidiaries are pledged as security to the lenders. We expect to be able to repay the balance of our indebtedness and meet our other obligations through cash generated from operations. However, we may need to obtain new credit arrangements and other sources of financing in order to meet our future obligations and working capital requirements and to fund our future capital expenditures. Our ability to repay our outstanding debt and to fund our capital expenditures and other obligations depends on our successful financial and operating performance. Our ability to refinance our outstanding debt depends not only on our successful financial and operating performance, but also on the availability of funds from credit markets. There is no assurance that we will be able to refinance our debt on terms similar to those of our existing facilities.

An increase in our debt service obligations could materially adversely affect our earnings. Our debt service obligations could increase as a result of an increase in the amount outstanding under our senior secured ABL facility or by incurring new credit arrangements. Our debt service obligations could also increase as a result of an increase in interest rates. In addition, our senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million. For a description of our outstanding indebtedness, see “Description of Indebtedness.”

The terms of our credit facilities and senior subordinated notes may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions.

Our credit facilities are secured by substantially all of the assets of our operating subsidiaries and contain, and any future refinancing or additional debt instruments likely would contain, significant operating and financial restrictions. In addition, the indenture governing the senior subordinated notes contains customary affirmative and negative covenants. These restrictions may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Among other things, the agreements limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	make loans and investments;

•	enter into sale and leaseback transactions;

•	incur liens;

•	declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets or merge with or into other companies; and

•	make capital expenditures.

In addition, we may from time to time seek to refinance all or a portion of out debt or incur additional debt in the future. Any such future debt or other contracts could contain covenants more restrictive than those in our senior secured credit facilities and the indenture govering our senior subordinated notes. If we fail to satisfy our covenants, we will not be able to borrow under our senior secured credit facilities, and the lenders under our credit facilities could accelerate our debt and require immediate payment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

We expend significant funds and resources to embed ourselves at our customers’ sites, but we may not receive significant profits for a period of time following such efforts.

The development or expansion of our operations at our customer sites may involve a multi-year payback cycle. Depending on the scope of services that we provide, we could expend significant funds and resources in connection with newly-added sites or services before such efforts result in any significant profits. We refer to these funds as Growth Capital Expenditures. We continue to review possible opportunities for establishing operations at new customer sites that will generate additional profits, but those opportunities, particularly with respect to scrap handling, slag processing and surface conditioning also require significant Growth Capital Expenditures. For example, our cash flow used for capital additions in 2010 was $39.8 million, $9.5 million of which was used towards capital spending in connection with new contracts, agreements and arrangements or productivity improvements. While we typically make the bulk of our Growth Capital Expenditures after we enter into a final binding contract, we may make certain Growth Capital Expenditures during negotiations of the terms of a final binding contract and may not recover the Growth Capital Expenditures or realize any returns if no final contract is entered into.

Increases in costs of maintenance and repair of our equipment or increases in energy prices could increase our operating costs and reduce profitability.

We incur significant maintenance expenses and Maintenance Capital Expenditures in connection with maintaining, repairing and replacing our mobile heavy equipment, including steel slab carriers, large earth moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. These costs vary from year to year, and if such costs were to be higher than anticipated we could be required to incur significant expenses and make significant Maintenance Capital Expenditures, which could have a material adverse affect on our operating income, cash flows and results of operation. In addition, worldwide political and economic conditions and extreme weather conditions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for us specifically. We consume approximately eight to 11 million gallons of diesel fuel annually. To the extent that such costs cannot be passed to customers in the future on a timely basis or at all, whether as a result of contractual price adjustment mechanisms or otherwise, operating income and results of operations may be materially adversely affected.

Higher than expected claims under our self-insured health plans, under which we retain a portion of the risk, and our large deductible workers’ compensation program could adversely impact our results of operations and cash flows.

We self-insure our employees’ health insurance using a third-party administrator to process and administer claims. We have stop-loss coverage through an insurer that covers claim payments exceeding $175,000 per employee per year subject to a yearly aggregate deductible of $155,000. We maintain accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

We also insure our workers’ compensation obligations under our large deductible workers’ compensation program. Under this program, the maximum exposure per claim is $1.0 million and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims. We do not have funds on deposit with any third-party insurance company administering self-funded retentions, but we do secure these obligation with letters of credit.

At December 31, 2010, we had recorded liabilities of $4.6 million related to both asserted and unasserted health insurance and workers’ compensation claims. If actual claims are higher than those projected by management, an increase to our reserves for health insurance and workers’ compensation claims may be required and would be recorded as a charge to income in the period in which the need for the change was determined. Conversely, if actual claims are lower than those projected by management, a decrease to our insurance reserves may be required and would be recorded as a reduction to expense in the period in which the need for the change was determined.

We are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers.

As of December 31, 2010, approximately 48% of our North American hourly employees are covered by 30 collective bargaining agreements. Labor agreements with these unions expire periodically through April 2015. Approximately 10% of our North American hourly employees are covered by collective bargaining agreements that expire before December 31, 2011. Our negotiations of new labor agreements with our union employees are time-consuming and subject to many factors outside of our control, and we may not be successful in such negotiations. Each regularly scheduled negotiation of labor agreements may result in increased labor costs. If we are unable to negotiate new terms with our unionized labor successfully as their contracts become due, we could experience a work stoppage, which could materially adversely impact our results of operations or, in the worst case scenario, lead to the termination of contracts with one or more of our significant customers.

In addition, many of our customers have employees who are members of trade unions. Because our Service Revenue is primarily derived from steel mill production, a prolonged work stoppage or frequent work stoppages in our customers’ mills could cause a decline in production and a reduction in our revenue, profitability and cash flow.

We maintain strike interruption insurance coverage for certain of our sites to help protect us in the event of a labor stoppage by a customer’s union, but such insurance may not cover our losses or our losses may be in excess of our insurance coverage.

Our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business.

As of December 31, 2010, the date the assets and liabilities of our plans were last actuarially computed, our pension plans were underfunded by a total of $5.6 million. We have made cash payments of approximately $2.3 million to the underfunded pension plans during the year ended December 31, 2010, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. The funded status of the plans may be adversely affected by the investment experience of the plans’ assets in both the United States and Canada, by any changes in the law either in the United States or Canada, and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. Accordingly, if the performance of our plans’ assets does not meet our expectations, if there are changes to the U.S. Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

In addition, we have contractual obligations pursuant to collective bargaining agreements to make payments for employees and could be required to provide additional benefits based on changes in participation in union defined benefit plans.

We also have certain post-employment benefit plans that provide health care benefits primarily to retired employees. The plans are not funded; we pay post-employment benefits as required for individual participants. During the year ended December 31, 2010, we paid $0.3 million of benefits under these plans and as of December 31, 2010, the date the liabilities were last actuarially computed, the plans’ liabilities totaled $6.6 million. If health care costs or other actuarial assumptions differ from our expectations, future benefit payments under these plans could be greater than anticipated.

Higher than expected claims that are in excess of the amount of our coverage under insurance policies would increase our costs.

While we maintain insurance policies to provide us with protection against a variety of contingencies, including general liability, workers’ compensation, property, automobile and directors and officers liability, we cannot assure you that the amount of such insurance will be sufficient to cover all liabilities we incur. If actual claims are in excess of the amount of insurance coverage that we have under these insurance policies, we would experience an increase in costs which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations.

Our steel production support services depend on critical pieces of mobile heavy equipment, including steel slab carriers, large earth moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, fires, explosions or adverse weather conditions. Due to the embedded nature of our operations, it may be expensive or impractical to relocate our assets and employees in the event of such service interruptions. In addition, unexpected equipment failures by our customers or our customers’ other vendors might result in temporary shutdowns or interruptions in their operations that, in turn, might result in reduction of the services we provide to these customers. We may also encounter business interruptions as a result of weather, blackouts and other catastrophic events. We also rely on various computer systems and software, including purchasing programs and enterprise resource programs, the failure of which to function properly could result in significant disruptions or other losses. Particularly as we grow and expand geographically, our equipment and systems may be costly to upgrade or repair. Because the significant majority of our Service Revenue and Revenue After Raw Materials Costs derives from volume of materials processed, business interruptions can have a material adverse effect on our results of operations.

Although we maintain business interruption insurance, any recovery under this insurance coverage may not fully offset the lost Revenue After Raw Materials Costs or increased costs that we may experience during the disruption of operations. In addition to the lost revenue that may not be recoverable through insurance, longer-term business disruption could result in a loss of customers. If this were to occur, future sales levels, and, therefore, our profitability could be materially adversely affected.

We are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability and cash flow could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit.

One of our growth strategies is to pursue strategic acquisitions and joint ventures, both domestically and internationally. Acquisition targets and joint ventures will be evaluated on their strategic fit with our business, their ability to be accretive to earnings and, with respect to international acquisitions, their potential to broaden our global footprint. As part of our international acquisition growth strategy, we acquired Auximetal, a sole-site provider of outsourced mill services to a steel mill outside of Marseille, France, in the first quarter of 2006, and we acquired Hanson Resource Management Limited (“Hanson”), a United Kingdom-based provider of industrial services to steel mills and other industrial enterprises, in the third quarter of 2008. In addition, in the first quarter of 2006, we purchased substantially all of the assets of U.S. Ferrous Trading, Inc., a bulk cargo raw materials procurement business.

We continue to consider strategic acquisitions and joint ventures, some of which may be larger than those previously completed and could be material to our business. Integrating acquisitions and joint ventures is often costly and may require significant attention from management. Delays or other operational or financial problems that interfere with our operations may result. If we fail to implement proper overall business controls for companies we acquire or fail to successfully integrate these acquired companies and joint ventures in our processes, our financial condition and results of operations could be materially adversely affected. In addition, it is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions and joint ventures that may not be successfully completed. Other risks inherent in our acquisition and joint ventures strategy include diversion of management’s attention and resources, failure to retain key personnel and risks associated with unanticipated events or liabilities. In addition, in accordance with ASC Topic 350, Goodwill and Other Intangible Assets, we are required to evaluate goodwill for impairment at least annually or more frequently if events or circumstances exist that indicate that goodwill may be impaired. As a result of changes in circumstances after valuing assets in connection with acquisitions, we may be required to take write-downs of intangible assets, including goodwill, which could be significant.

Our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

Our business and that of our customers and competitors are subject to extensive federal, state, local and foreign regulation related to the protection of the environment, including requirements concerning the handling, storage and disposal of hazardous materials and solid and hazardous wastes, air emissions, wastewater discharges, the investigation and cleanup of contaminated sites and occupational health and safety. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk associated with our operations and the operations of our customers. As a result, we have been involved from time to time in environmental regulatory or judicial proceedings. Certain of our operations may require permits for air emissions, wastewater discharges, or other environmental impacts. These permits may contain terms and conditions that impose limitations on our production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. If we are not in compliance with applicable environmental, health and safety requirements, or the permits required for our operations, or accidents or releases of hazardous materials occur in connection with our operations, we could be subject to material fines or penalties and, potentially, criminal sanctions, enforcement actions, compliance costs, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or interruptions or temporary shut downs of our operations which could have a material adverse effect on us. We could also face the risk of termination under our contracts for the facility where the violation occurred. Although we maintain contractors’ pollution liability insurance, we cannot assure you that the amount of such insurance will be sufficient to cover all liabilities we may incur.

Environmental laws regarding clean-up of contamination such as the federal Superfund law, in certain circumstances, impose joint and several liability, for the cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who sent waste to the facility for treatment or disposal, regardless of the lawfulness of the activity giving rise to the contamination. Such laws may expose us to liability for conditions caused by others or by our acts that were in compliance with all applicable laws at the time such acts were performed, including environmental conditions arising with respect to premises we no longer occupy. We may incur significant liabilities under cleanup laws and regulations in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.

In addition, environmental, health and safety laws and regulations applicable to our business and the interpretation or enforcement of these laws and regulations, are constantly evolving. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

Further, we generate revenue from the sale of slag as aggregate for use in applications such as cement production, road construction, ballast, fill and agricultural applications. If applicable environmental laws or regulations prohibited the use of slag for these purposes, we could lose all or part of this revenue stream. See “Business—Regulatory Considerations—Environmental, Safety and Quality Matters.”

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some we may work with, may not be subject to these prohibitions. While we maintain policies that require compliance with these rules, we cannot assure you that our employees, agents or other business partners will not engage in such conduct for which we might be held responsible. If our employees, agents or other business partners are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may see increased costs arising from health care reform.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act were signed into law. This legislation may have a significant impact on health care providers, insurers and others associated with the health care industry. We are currently evaluating the impact of this comprehensive legislation on our self-insured health plans and our business, financial condition and results of operations. Federal and state governments may propose additional health care initiatives and revisions to the health care and health insurance systems. It is uncertain what legislative programs, if any, will be adopted in the future, what action Congress or state legislatures may take regarding other health care reform proposals or legislation, or what the effect any such legislative programs or actions may have on our business, financial condition and results of operations.

Rapidly growing supply in China and other developing economies may grow faster than demand in those economies, which may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies has increased at a rapid pace. Steel companies have responded by rapidly increasing steel production capability in those countries and published reports state that further capacity increases are likely. Because China is now the largest worldwide steel producer by a significant margin, any excess Chinese supply could have a major impact on world steel trade and prices if this excess production is exported to other markets. Since the Chinese steel industry is largely government owned, it has not been as adversely impacted by the recent global recession, and it can make production and sales decisions for non-market reasons. Falling steel prices impact our customers’ profitability and financial position.

A downgrade in our credit ratings could make it more difficult for us to raise capital and would increase the cost of raising capital.

If one or more of the major ratings agencies were to downgrade the ratings assigned to our outstanding debt, our ability to raise capital would become more difficult, our cost of raising capital would increase, the terms of any future borrowings by us would be affected, the terms under which we purchase goods and services might be affected, and our ability to take advantage of potential business opportunities would be impaired.

We face significant competition in the markets we serve.

The global outsourced steel services industry is highly competitive. Competition is based largely upon service quality, price, past experience, safety and environmental record and reputation. Certain of our competitors are companies or divisions or operating units of large companies that have greater financial and other resources than we do, and a potential customer could view that as an advantage for such a competitor. In North America, primary direct competitors include: Harsco Corporation, through its Harsco Metals division; Edward C. Levy Co.; Nucor Corporation, through its acquisition of the David J. Joseph Company; Stein Steel Mill Services, Inc.; Philip Services Corporation; Sims Metal Management and Phoenix Services, LLC, although most of our service categories include additional competitors. In Europe, Latin America and Asia, competitors include Harsco Metals, Phoenix Services, LLC, Edward C. Levy, BIS, Sims Metal Management, TSR Recycling and numerous regional service providers, including Gagneraud Industries SAS, Ortec Group, Getim, Recmix Belgium, DSU, Techint Group and Egon Evertz KG. In order to maintain competitiveness, we may be required to reduce our prices, structure the pricing of our contracts differently or make other concessions. Such actions could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we also compete with the internal steel production support service capabilities of some of our customers, and, in some cases, customers have replaced our services with internally provided support services. As a result, we may not be able to retain or renew our existing contracts, and we may not be able to continue to compete successfully with existing or new competitors. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to sustain our competitive advantages in the future.

We believe that our market advantage is based on our unique ability to provide a combination of leading levels of service, safety, cost-efficiency and technologically advanced products such as our Scrap OptiMiser® and GenBlend® software packages. However, there can be no guarantee that we can maintain our competitive advantage in these areas. Our significant competitors, such as other full-service providers of outsourced industrial services to steel mills and the in-house service capabilities of our customers, have the potential to offer a similar suite of services or improve service levels. From time to time, small, local steel service businesses may receive expansion financing and attempt to compete with us, particularly on the basis of price. In addition, as new methods of scrap optimization are developed or new technologies gain increased market acceptance, we may find ourselves competing with more technologically sophisticated market participants. It is also possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. Any of the foregoing may make it more difficult for us to compete effectively by reducing our revenues, profit margins and market share. Furthermore, loss of potential customers resulting from our failure to compete effectively may materially adversely affect our financial condition, results of operations and cash flows.

Future conditions might require us to make substantial write-downs in our assets, including requiring us to incur goodwill impairment charges, which would materially adversely affect our balance sheet and results of operations.

Periodically, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In addition, we review goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit could be lower than its carrying value. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. In the event that we determine our goodwill or long-lived assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our results of operations. During the second quarter of 2009, we revised our long-term forecast due to significant changes in expectations at two new customer sites with an existing customer where we had anticipated entering into final binding contracts but the expected contracts were not finalized. The resulting significant changes in expectations triggered the requirement to conduct a goodwill impairment test in advance of the annual evaluation date of October 1. We determined that the fair value of the net assets of the segment exceeded the fair value of the segment, and we therefore recorded an estimated impairment charge of $55.0 million. We continue to evaluate goodwill annually or if events or circumstances indicate that an impairment loss may have been incurred. If conditions in our business environment were to deteriorate, we may determine that certain of our assets were impaired, and we would be required to write off all or a portion of our costs for such assets. Any such significant write-offs or other impairment changes in the future could materially adversely affect our balance sheet and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Goodwill and Intangible Assets” and Note 11, Goodwill and Identifiable Intangible Assets to our consolidated financial statements included elsewhere in this prospectus.

We may be subject to potential asbestos-related and other liabilities associated with former businesses.

We and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims relating to our predecessors, some as old as 100 years, and lines of business that we no longer own or operate, including liability related to subsidiaries that we have sold or spun off. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to our predecessors and former lines of business, we may incur material liability in connection with such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses. The discovery of material liabilities relating to predecessors or former lines of business could have a material adverse effect on our business, financial condition or future prospects.

Certain of our operations are dependent on access to freight transportation.

We rely on freight transportation to perform certain aspects of our business, and we could be unfavorably impacted by factors affecting transportation, including, but not limited to, the following:

•	Our inability to transport material on commercially reasonable terms if the preferred modes of transportation (i.e., barges, vessels, trucks, rail cars, etc.) are unavailable or uneconomical; and

•	We may incur demurrage or similar charges, which could be substantial in the event of a delay in loading cargo when scheduled.

If we did not have access to freight transportation on reasonable terms, our ability to operate our business could be materially adversely affected.

Our tax liabilities may substantially increase if the tax laws and regulations in the jurisdictions in which we operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which we operate are substantial and include value added tax, excise duties, taxes on income (including profits and capital gains), payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these jurisdictions may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our results of operations and financial condition. It is possible that taxing authorities in the jurisdictions in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our results of operations and financial condition. We may face a significant increase in income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which we operate or treaties between those jurisdictions are modified in an adverse manner. This may materially adversely affect our cash flows, liquidity and ability to pay dividends.

Increased use of materials other than steel may have a material adverse effect on our business.

In many applications, steel competes with other materials, such as aluminum, cement, composites, glass, plastic and wood. Increased use of these materials in substitution for steel products could have a material adverse effect on prices and demand for our customers’ products. For example, U.S. Congress has raised the Corporate Average Fuel Economy (CAFE) mileage requirements for new cars and light trucks produced beginning in 2011. Automobile producers may reduce the steel content of cars and trucks to reduce their weight and help achieve the new Corporate Average Fuel Economy standards, reducing demand for steel or resulting in an over-supply in the United States.

Regulation of greenhouse gas emissions and climate change may materially adversely affect our operations and markets.

A number of governmental authorities and international bodies have introduced, implemented or are contemplating legislation or regulation in response to the potential impacts of greenhouse gas emissions or climate change. These legislations and regulations have, and may in the future, result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. These initiatives may result in increased future energy and compliance costs. These initiatives may be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. The additional costs to our suppliers could be passed along to us in the form of higher cost products and services and our customers could be forced to reduce or cease production at certain customer sites if regulatory costs made such operations uneconomic. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate. In addition, the potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances. These effects may materially adversely impact the cost, production and financial performance of our operations.

If we fail to protect our intellectual property and proprietary rights adequately or infringe the intellectual property of others, our business could be materially adversely affected.

We seek to protect our intellectual property through trade secrets, confidentiality, non-compete and nondisclosure agreements and other measures, some of which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that is proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. Our failure to protect adequately our intellectual property and proprietary rights could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be sued for infringing the intellectual property rights of others or be subject to litigation based on allegations of infringement or other violations of intellectual property rights. Regardless of merits, intellectual property claims are often time-consuming and expensive to litigate and settle. In addition, to the extent claims against us are successful, we may have to pay substantive monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expense.

Risks Relating to the Offering and Ownership of Our Class A Common Stock

Public investors will experience immediate and substantial dilution as a result of this offering.

If you purchase shares of our class A common stock in this offering, you will immediately experience substantial dilution in net tangible book value. The initial public offering price of our class A common stock will be substantially higher than the net tangible book value per share of our class A common stock immediately following this offering. Therefore, if you purchase class A common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of                  shares of class A common stock by us at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $             in the net tangible book value per share if you purchase shares of our class A common stock in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, you will experience further dilution.

In addition, following the offering, approximately                  shares of our class A common stock will be issuable upon the exercise of outstanding stock options. To the extent that these options are exercised, you will experience further dilution. For further information, see the “Dilution” and “Compensation Discussion and Analysis” sections of this prospectus.

After the expiration of certain resale restrictions, a significant portion of our outstanding shares of class A common stock may be sold into the market, which could adversely affect our stock price.

Sales of a substantial number of shares of our class A common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our class A common stock, or the perception in the market that the holders of a large number of shares of class A common stock intend to sell shares, could reduce our stock price. Upon consummation of this offering, we will have outstanding                  shares of class A common stock. Of these shares, the shares of class A common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will beneficially own                  shares of our common stock (                 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders), which will represent approximately         % of our outstanding common stock (        % if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders). Immediately following the closing of this offering, the holders of approximately                  shares of common stock (                 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders) will be entitled to dispose of their shares pursuant to Rule 144 under the Securities Act of 1933, or Securities Act, and following the expiration of the 180-day underwriter “lock-up” period. Merrill, Lynch, Pierce, Fenner & Smith Incorporated is entitled to waive the underwriter lock-up provisions at its discretion prior to the expiration dates of such lock-up agreements. Concurrently with this offering, we will award options to purchase                  shares of our class A common stock pursuant to our Long-Term Incentive Plan. In addition, following this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register                  shares of our class A common stock reserved for issuance under our Long-Term Incentive Plan. If certain of our existing stockholders were to sell a substantial portion of the shares they hold, our stock price could decline. See “Underwriting” and the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price or at all.

The initial public offering price for our shares was determined through negotiations between us and the underwriters and may not be indicative of the market prices that will prevail in the trading market. Our stock price may decline below the initial offering price, and you may not be able to sell your shares of our class A common stock at or above the price you paid in this offering, or at all. Our stock price could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated variations in our operating results from quarter to quarter;

•	actual or anticipated variations in our operating results from the expectations of securities analysts and investors;

•	actual or anticipated variations in our operating results from our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of class A common stock or other securities by us or our stockholders in the future;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	departures of key executives or directors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financing efforts or capital commitments;

•	delays or other changes in our expansion plans;

•	involvement in litigation or governmental investigations;

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry and the industries of our customers;

•	general economic and stock market conditions;

•	regulatory or political developments; and

•	terrorist attacks or natural disasters.

Furthermore, the capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact our stock price. Trading price fluctuations may also make it more difficult for us to use our class A common stock as a means to make acquisitions or to use options to purchase our class A common stock to attract and retain employees. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect our business, results of operations and financial position.

No public market currently exists for our class A common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our class A common stock. Although we have applied to have our class A common stock listed on the NYSE, an active public trading market for our class A common stock may not develop or be sustained after this offering. The lack of an active market may impede your ability to sell your shares at the time you wish to sell them, at a price that you consider reasonable or at all. The lack of an active market also may reduce our stock price and impede our ability to acquire other companies using our shares as consideration.

Our stock price and trading volume could decline if securities or industry analysts do not publish research or reports about our business or if they publish misleading or unfavorable research or reports about our business.

The trading market for our class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of our class A common stock, the trading price and liquidity for our shares could be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Because we do not intend to pay dividends on our class A common stock, you will benefit from an investment in our common stock only if it appreciates in value.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. The agreements governing the indebtedness of our operating subsidiaries also restrict our ability to pay dividends. Accordingly, you may need to sell your class A common stock in order to generate cash flow from your investment. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations and financial condition, restrictions imposed by applicable law and contracts to which we are a party and other factors our board of directors deems relevant. Investors seeking cash dividends should not invest in our class A common stock.

We will have broad discretion in applying the net proceeds of this offering, and we may not use those proceeds in ways that will enhance the market value of our common stock.

Our management will retain broad discretion to allocate the net proceeds to us of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree or which do not increase the value of your investment. We intend to use our net proceeds from this offering for the redemption in full of our series 2008 promissory notes and for general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these net proceeds for any specific purposes. Our management may not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our class A common stock by the selling stockholders.

We will incur increased costs and our management will face increased demands as a result of operating as a company with public equity.

As a company with public equity, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC, NYSE and FINRA, impose various requirements on companies with public equity. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE and FINRA rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our investor relations function;

•	establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

Our management and other personnel will need to devote a substantial amount of time to these compliance matters. Also, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly than would be the case for a private company. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

In addition, as a result of becoming a public company, we will be subject to financial reporting and other requirements that will be burdensome and costly. We may not timely complete our analysis of these reporting requirements, which could adversely affect investor confidence in our company and, as a result, the value of our common stock. If we fail to implement these reporting requirements, our ability to report our results of operations on a timely and accurate basis could be impaired.

Delaware law, our charter documents and our debt documents may impede or discourage a takeover, which could adversely affect our stock price.

Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, including the following:

•

our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued preferred stock, without any vote or action by our stockholders; and

•	stockholders are denied the right to cumulate votes in the election of directors because our certificate of incorporation does not expressly permit cumulative voting.

In addition, our credit facilities and senior subordinated notes contain covenants that may impede, discourage or prevent a takeover of us. For instance, upon a change of control of us, we may be required to repurchase all of our outstanding senior subordinated notes and we would default on our credit facilities. As a result, a potential takeover may not occur unless sufficient funds are available to repay our outstanding debt.

These provisions of our charter documents, the Delaware General Corporation Law and our debt documents, alone or together, could delay or deter hostile takeovers and changes of control or changes in our management. Any provision of our amended and restated certificate of incorporation, bylaws or the Delaware General Corporation Law or our debt documents that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our class A common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect our stock price if they are viewed as discouraging takeover attempts in the future.

We are a “controlled company,” controlled by a control group, whose interests in our business may be different from yours.

We are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain NYSE corporate governance requirements.

Upon completion of this offering, Onex and its affiliates will own approximately              shares of our class B common stock. Our class A common stock has one vote per share, while our class B common stock has ten votes per share on all matters to be voted on by our stockholders. Upon completion of this offering, Onex and its affiliates will control approximately     % of the combined voting power of our outstanding class A common stock and class B common stock (    % if the underwriters exercise in full their option to purchase additional shares). As a result, Onex and its affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election and removal of directors, the adoption or amendment of our certificate of incorporation and bylaws, possible mergers, corporate control contests and significant corporate transactions. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the NYSE, to appoint or replace our senior management, cause us to issue additional shares of our class A common stock or repurchase class A common stock, declare dividends or take other actions. Onex and its affiliates may make decisions regarding our company and business that are opposed to other stockholders’ interests or with which they disagree. Onex and its affiliates may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your class A common stock. The significant concentration of stock ownership and voting power may adversely affect the trading price of our class A common stock due to investors’ perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of Onex and its affiliates, the price of our class A common stock may be harmed. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation. For information regarding the ownership of our outstanding stock, please see the section titled “Principal and Selling Stockholders” and “Description of Capital Stock.”

Additionally, Onex is in the business of making investments in companies and may from time to time in the future acquire controlling interests in businesses that complement or directly or indirectly compete with certain portions of our business. Further, if Onex pursues such acquisitions in our industry, those acquisition opportunities may not be available to us. We urge you to read the discussions under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Transactions” for further information about the equity interests held by Onex and its affiliates and members of our senior management.

Because our board of directors is not required to consist of a majority of independent directors, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Onex will have a controlling influence over our board, and the interests of Onex may conflict with the interests of our other stockholders.

Because Onex and its affiliates will own class B common stock representing more than 50% of our voting power after giving effect to this offering, we will be considered a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted to, and have, opted out of the corporate governance requirements that our board of directors and our compensation committee meet the standard of independence established by the NYSE. As a result, our board of directors and compensation committee may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply. In particular, although our current board includes certain “independent directors,” so long as we are a “controlled company,” we will be exempt from the NYSE rule that requires that a board be comprised of a majority of “independent directors.” As a result, Onex will have a controlling influence over our board, as Onex will have sufficient voting power to elect the entire board, and our certificate of incorporation permits stockholders to remove directors at any time with or without cause. In addition, although we have established a nominating and corporate governance committee, we have opted out of the NYSE’s requirement that such committee contain independent directors. You will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE, and circumstances may occur in which the interests of Onex and its affiliates could conflict with the interests of our other stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements relating to our business and financial outlook that are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions. Actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, or the occurrence of future events or changes in circumstances.

Many factors could cause actual results to differ materially from those indicated by the forward-looking statements or could contribute to such differences including:

•

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end-markets, including automotive, consumer appliance, general industrial and construction markets;

•	we rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations;

•	some of our operations are subject to market price and inventory risk arising from changes in commodity prices;

•	if we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected;

•	operating in various international jurisdictions subjects us to a variety of risks;

•	our international expansion strategy may be difficult to implement and may not be successful;

•

our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance and loss of future business and could have a material adverse effect on results of operations;

•

we are subject to concentrated credit risk and we could become subject to constraints on our ability to fund our planned capital investments and/or maintain adequate levels of liquidity and working capital under our senior secured ABL facility as a result of concentrated credit risk, declines in raw material selling prices or declines in steel production volumes;

•

if we experience delays between the time we procure raw materials and the time we sell them, we could become subject to constraints on our ability to maintain adequate levels of liquidity and working capital;

•	our estimates of future production volumes may not result in actual revenue or translate into profits;

•	counterparties to agreements with us may not perform their obligations;

•	exchange rate fluctuations or decreases in exports of steel may materially adversely impact our business;

•	an increase in our debt service obligations may materially adversely affect our earnings and available cash and could make it more difficult to refinance our existing debt;

•

the terms of our credit facilities and senior subordinated notes may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions;

•	we expend significant funds and resources to embed ourselves at our customers’ sites, but we may not receive significant profits for a period of time following such efforts;

•	increases in costs of maintenance and repair of our equipment or increases in energy prices could increase our operating costs and reduce profitability;

•

higher than expected claims under our self-insured health plans, under which we retain a portion of the risk, and our large deductible workers’ compensation program could materially adversely impact our results of operations and cash flows;

•	we are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers;

•	our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business;

•	higher than expected claims that are in excess of the amount of our coverage under insurance policies would increase our costs;

•	equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations;

•

we are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability and cash flow could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit;

•	our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations;

•	failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences;

•	we may see increased costs arising from health care reform;

•	rapidly growing supply in China and other developing economies may grow faster than demand in those economies, which may result in additional excess worldwide capacity and falling steel prices;

•	a downgrade in our credit ratings could make it more difficult for us to raise capital and would increase the cost of raising capital;

•	we face significant competition in the markets we serve;

•	we may not be able to sustain our competitive advantages in the future;

•	the future success of our business depends on retaining existing and attracting new key personnel;

•

future conditions might require us to make substantial write-downs in our assets, including requiring us to incur goodwill impairment charges, which could materially adversely affect our balance sheet and results of operations;

•	we may be subject to potential asbestos-related and other liabilities associated with former businesses;

•	certain of our operations are dependent on access to freight transportation;

•	our tax liabilities may substantially increase if the tax laws and regulations in the jurisdictions in which we operate change or become subject to adverse interpretations or inconsistent enforcement;

•	increased use of materials other than steel may have a material adverse effect on our business;

•	regulation of greenhouse gas emissions and climate change issues may materially adversely affect our operations and markets; and

•	if we fail to protect our intellectual property and proprietary rights adequately or infringe the intellectual property of others, our business could be materially adversely affected.

You should review this prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in our class A common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              shares of class A common stock in this offering will be approximately $             million to us and approximately $             million to the selling stockholders, based upon an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus) and after paying underwriting discounts and commissions and other estimated expenses of the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders to the underwriters.

We intend to use the net proceeds of this offering as follows:

•

$             million to redeem in full our series 2008 promissory notes, which had an outstanding principal balance of $42.2 million as of December 31, 2010, which currently bears pay-in-kind interest at a rate of 8.0% per annum and which mature November 26, 2020. See “Description of Indebtedness;” and

•	the remainder for general corporate purposes, including capital expenditures and working capital.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our incorporation in October 2006, and we do not anticipate declaring or paying any dividends to our stockholders in the foreseeable future. In addition, our ability to pay dividends is restricted by certain covenants contained in the agreements governing our subsidiaries’ senior secured asset-based loan, senior secured term loan and senior subordinated notes and may be further restricted by any future indebtedness that we incur.

Our business is conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries.

SHARE RECAPITALIZATION

Prior to or in connection with the offering, we will have completed a share recapitalization, referred to herein as the “Share Recapitalization,” which involves:

•

the creation of two classes of common stock by amending our certificate of incorporation, and the recapitalization of all              of our shares of common stock then outstanding into              shares of class B common stock, which was effective as of             , 2011;

•	a -for-one split of shares of our class B common stock, which was effective on , 2011; and

•	the conversion of all outstanding shares of our class A preferred stock into shares of our class B common stock concurrently with the completion of this offering.

The              shares of our class B common stock issuable upon conversion of our class A preferred stock assumes a conversion date of             , 2011 and a conversion price of $             (which is the mid-point of the price range set forth on the front cover page of this prospectus). Concurrently with this initial public offering, each share of our class A preferred stock will convert into the number of shares of class B common stock equal to the liquidation value of such share of class A preferred stock at the time of conversion, plus accrued but unpaid dividends, divided by the public offering price per share of class A common stock in this offering. A $1.00 increase in the assumed initial public offering price of $             per share would decrease the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately             shares, and a $1.00 decrease in the assumed initial public offering price would increase the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately             shares.

Each share of our class B common stock is convertible into one share of class A common stock at the option of the holder. Additionally, each share of our class B common stock will convert automatically into a share of our class A common stock upon a transfer thereof to any person other than the holders of our class B common stock on the date of the consummation of this offering or their respective affiliates. Any shares of class B common stock sold by any stockholder in this offering will automatically convert to class A common stock upon their inclusion in this offering.

Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and, prior to the Transition Date (as defined below), each share of class B common stock entitling its holder to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding. See “Description of Capital Stock.”

After giving effect to this offering, holders of our class B common stock will control             % of the combined voting power of our outstanding common stock. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to: (1) our Share Recapitalization, including the conversion of our class A preferred stock into                  shares of our class B common stock concurrently with this offering; and (2) the sale of shares of our class A common stock offered by us in this offering, in each case, at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) and after paying the underwriting discount and commissions and other estimated expenses of the offering, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

	As of December 31, 2010
	Actual	Pro Forma As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$49,492

Revolving borrowings
Senior secured ABL facility (1)	—
Other revolving borrowings	304

Total revolving borrowings	304

Current maturities of long-term debt	3,185

Long-term debt
Senior secured term loan credit facility	157,162
Senior subordinated notes	223,000
Indebtedness to related parties (2)	42,155
Capital lease obligations and other	835

Total long-term debt, including capital lease obligations	423,152

Total debt	426,641
Redeemable preferred stock
Preferred stock, shares authorized, with class A convertible shares and class B shares
Class A, $0.001 par value, shares, issued and outstanding actual, liquidation preference of $296,844 at December 31, 2010; no shares outstanding pro forma as adjusted	296,844
Class B, $0.001 par value, no shares issued and outstanding, at December 31, 2010 actual or pro forma as adjusted	—
Preferred stock, $0.001 par value; Authorized— shares Issued and outstanding—no shares at December 31, 2010 actual and pro forma as adjusted	—

Total redeemable preferred stock	296,844
Stockholders’ equity (deficit)
Common stock, $0.001 par value; Authorized—50,000 shares Issued and outstanding—23,835 shares at December 31, 2010 actual; no shares pro forma as adjusted	—
Class A common stock, $0.001 par value; Authorized— shares Issued and outstanding—no shares at December 31, 2010 actual; shares pro forma as adjusted	—
Class B common stock, $0.001 par value; Authorized— shares Issued and outstanding— no shares at December 31, 2010 actual; shares pro forma as adjusted	—
Capital in excess of par value	—
Accumulated deficit	(165,717)
Accumulated other comprehensive income (loss)	(5,502)

Total TMS International Corp. stockholders’ deficit	(171,219)
Noncontrolling interest	266

Total stockholders’ equity (deficit)	(170,953)

Total capitalization	$552,532

(1)	As of December 31, 2010, we had $153.6 million of excess availability under our $165.0 million senior secured ABL facility.
(2)	Consists of our series 2008 promissory notes issued to Onex, our senior management team, certain members of our board of directors and other employees. See “Description of Indebtedness—Indebtedness to Related Parties.”

You should read this table in conjunction with “Use of Proceeds,” “Share Recapitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

We expect that a $1.00 increase or decrease in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our class A common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of December 31, 2010 was a deficit of $284.6 million, or $     per share, not taking into account the conversion of our outstanding class A preferred stock into class B common stock. Our net tangible book value per share on that date was equal to the sum of our total assets of $875.9 million less intangible assets of $407.4 million less total liabilities of $753.0 million, divided by the number of shares of our common stock outstanding. Assuming the completion of this offering on                 , 2011, and a conversion price of $     (the mid-point of the price range set forth on the front cover page of this prospectus), our class A preferred stock will convert into      shares of our class B common stock concurrently with this offering. After taking into account the automatic conversion of all of our outstanding shares of class A preferred stock into class B common stock concurrently with the completion of this offering, our net tangible book value per share of our class A common stock and class B common stock, taken together, as of December 31, 2010 was approximately $     per share. See “Prospectus Summary—The Offering,” “Share Recapitalization,” and “Description of Capital Stock” for a description of the conversion of our class A preferred stock.

Dilution in net tangible book value per share represents the difference between the amount paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our class A preferred stock and the receipt and our intended use of approximately $     million of estimated net proceeds from our sale of      shares of class A common stock in this offering at an assumed initial public offering price of $     per share, the mid-point of the price range set forth on the front cover page of this prospectus, our net tangible book value as of December 31, 2010 would have been approximately $     million, or $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Expenses	Amount
Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2010, after conversion of series A convertible preferred stock

Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the mid-point of the price range set forth on the front cover page of this prospectus) would increase or decrease, respectively, our net tangible book value by $    , the net tangible book value per share after this offering by $     and the dilution per share to new investors by $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2010, the weighted average price per share paid by existing stockholders and by new investors who purchase shares of class A common stock in this offering at the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) after giving effect to:

•	our Share Recapitalization, including the conversion of all of our class A preferred stock into class B common stock;

•	this offering;

•	the total number of shares of class A common stock purchased from us in this offering; and

•	the total consideration paid to us before deducting underwriting discounts and commissions of $ and estimated offering expenses of approximately $ .

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Assuming no exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%
Assuming full exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%

The foregoing discussion and tables are based on              shares of class B common stock outstanding as of December 31, 2010 and do not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering or the              shares of class A common stock reserved for issuance or options to purchase              shares of class A common stock to be granted concurrently with or after this offering pursuant to our Long-Term Incentive Plan. The options to be granted concurrently with this offering will have an exercise price equal to the public offering price of the class A common stock. Options granted after this offering will have an exercise price equal to the fair market value of a share of class A common stock on the date of grant.

We may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated historical statement of operations data for the years ended December 31, 2010, 2009 and 2008, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical statement of operations data for the period from January 26, 2007 to December 31, 2007 and the period from January 1, 2007 to January 25, 2007 and for the year ended December 31, 2006 have been derived from our audited consolidated financial statements not included in this prospectus.

The balance sheet data as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2007 has been derived from our unaudited financial statements not included in this prospectus. The balance sheet data as of December 31, 2008, January 25, 2007 and December 31, 2006 have been derived from our audited consolidated financial statements not included in this prospectus.

TMS International Corp., which after the Onex Acquisition is referred to as the Successor Company, was formed for the purpose of acquiring the Predecessor Company. The operations of the Successor Company prior to the Onex Acquisition were insignificant relative to those of the Predecessor Company during the same period. Accordingly, the selected historical consolidated financial data show the results of the Predecessor Company prior to the completion of the Onex Acquisition on January 25, 2007 and the results of the Successor Company and its subsidiaries after the Onex Acquisition.

The Onex Acquisition was accounted for using the purchase method, which resulted in an increase in property, plant and equipment to its then estimated fair values. The Onex Acquisition also resulted in an increase in identifiable amortizable intangible assets. Accordingly, Depreciation and Amortization expense increased in periods after the transaction. For the year ended December 31, 2010, Depreciation expense associated with the Onex Acquisition was approximately $2.6 million and Amortization of intangible assets acquired in the Onex Acquisition amounted to approximately $11.7 million.

The selected consolidated financial data set forth below should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Predecessor Company		Successor Company
(dollars in thousands, except per share data)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$1,043,103	$74,592	$1,236,778	$2,595,608	$986,304	$1,629,119
Service Revenue	332,496	20,569	338,109	387,305	312,035	401,511

Total Revenue	1,375,599	95,161	1,574,887	2,982,913	1,298,339	2,030,630

Costs and Expenses:
Cost of Raw Materials Shipments	998,120	71,629	1,188,011	2,515,425	939,993	1,564,504
Site Operating Costs	242,537	17,916	248,987	298,394	233,120	293,003
Selling, General and Administrative Expenses	43,792	4,988	45,686	56,750	44,638	53,139
Provision for (Recovery of) Bad Debts	167	4	445	9,166	(5,419)	64
Compensation Provided as a Result of Business Combinations(1)	—	18,631	—	—	—	—
Expenses Associated with Withdrawn Public Offerings	2,734	—	—	—	—	—
Provision for Transition Agreement	—	—	—	—	2,243	—
Depreciation	48,045	3,287	59,177	61,108	57,567	49,317
Amortization	7,211	507	11,207	11,972	12,193	12,191

Total Costs and Expenses	1,342,606	116,962	1,553,513	2,952,815	1,284,335	1,972,218

Income (Loss) from Operations	32,993	(21,801)	21,374	30,098	14,004	58,412

	Predecessor Company		Successor Company
(dollars in thousands, except per share data)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

(Loss) Gain on Debt Extinguishment	—	—	—	—	1,505	—
Goodwill Impairment	—	—	—	—	(55,000)	—
Disposition of Cumulative Translation Adjustment	—	—	—	—	(1,560)	—
Interest Expense, Net	(33,941)	(2,483)	(38,211)	(38,079)	(44,825)	(40,361)
Income (Loss) from Equity Investments	(5)	—	—	—	—	—
Other Income	—	613	—	—	—	—

Income (Loss) Before Income Taxes	(953)	(23,671)	(16,837)	(7,981)	(85,876)	18,051
Income Tax (Expense) Benefit	(317)	10,423	6,928	1,891	6,885	(10,903)

Net Income (Loss)	$(1,270)	$(13,248)	$(9,909)	$(6,090)	$(78,991)	$7,148

Net Loss Attributable to Common Stockholders	$(1,270)	$(13,248)	$(26,718)	$(25,591)	$(100,060)	$(15,676)

Cash Flow Data:
Cash Provided By Operating Activities	$32,048	$16,476	$80,675	$36,479	$73,223	$86,595
Net Cash Used in Investing Activities	(54,249)	(2,565)	(650,114)	(80,124)	(36,140)	(37,875)
Net Cash (Used in) Provided by Financing Activities	22,648	(13,305)	571,415	47,461	(13,061)	(29,042)

Balance Sheet Data (at period end – unaudited at December 31, 2007):
Cash and Cash Equivalents	$3,178	$3,784	$1,976	$5,792	$29,814	$49,492
Working Capital(2)	45,900	10,616	6,715	38,332	9,832	8,837
Goodwill and Other Intangible Assets	281,409	280,961	488,125	480,606	420,418	407,443
Total Assets	624,337	635,133	903,940	856,865	824,389	878,905
Long-term Debt, Including Current Portion and indebtedness to related parties	411,200	397,895	400,086	454,367	449,612	426,641
Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	36,335	20,017	215,947	190,120	122,874	125,891

Other Financial Data:
Revenue After Raw Materials Costs(3)	$377,479	$23,532	$386,876	$467,488	$358,346	466,126
Adjusted EBITDA(4)	90,978	624	91,758	103,178	83,764	119,920
Adjusted EBITDA Margin(5)	24.1%	2.7%	23.7%	22.1%	23.4%	25.7%
Capital Expenditures(6)	$56,908	$2,738	$51,876	$62,852	$37,635	$39,816
Growth Capital Expenditures(6)	19,550	—	15,789	26,966	23,186	9,475
Maintenance Capital Expenditures(6)	37,358	2,738	36,087	35,886	15,792	31,158
Free Cash Flow(7)	53,620	(2,114)	55,671	67,292	67,972	88,762

(1)	The compensation and other expenses associated with the business combination the Predecessor Company incurred during the period from January 1, 2007 to January 25, 2007 were specifically related to the Onex Acquisition and are not recurring. They consisted of $16.3 million recognized in connection with the changes to and the subsequent cancellation of the Predecessor Company’s stock option plan, $1.3 million in associated fringe benefit costs and $1.0 million of costs associated with the Onex Acquisition (primarily legal fees) that were not reimbursed in the Onex Acquisition and were therefore charged to the Predecessor Company’s operations.

(2)	Working capital is calculated as current assets, excluding cash, less current liabilities, excluding the current portion of long-term debt and revolving borrowings.

(3)	Revenue After Raw Materials Costs represents Total Revenue minus Cost of Raw Materials Shipments. We believe Revenue After Raw Materials Costs is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services and we are better able to evaluate our operating performance. Revenue After Raw Materials Costs is not a recognized financial measure under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Revenue After Raw Materials Costs should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Revenue After Raw Materials Costs:

	Predecessor Company		Successor Company
(dollars in thousands)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Revenue After Raw Materials Costs
Total Revenue	$1,375,599	$95,161	$1,574,887	$2,982,913	$1,298,339	$2,030,630
Cost of Raw Materials Shipments	(998,120)	(71,629)	(1,188,011)	(2,515,425)	(939,993)	(1,564,504)

Revenue After Raw Materials Costs	$377,479	$23,532	$386,876	$467,488	$358,346	$466,126

(4)	Adjusted EBITDA represents net income (loss) before income taxes, Interest Expense, Net, Depreciation and Amortization and certain other items, such as expenses associated with withdrawn public offerings, compensation provided as a result of business combinations, losses or gains in respect of debt extinguishment, goodwill impairment charges and dispositions of cumulative translation adjustments. We also use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table reconciles Net Income (Loss) to Adjusted EBITDA:

	Predecessor Company		Successor Company
(dollars in thousands)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Adjusted EBITDA
Net Income (Loss)	$(1,270)	$(13,428)	$(9,909)	$(6,090)	$(78,991)	$7,148
Income Tax (Benefit) Expense	317	(10,243)	(6,928)	(1,891)	(6,885)	10,903
Interest Expense, Net	33,941	2,483	38,211	38,079	44,825	40,361
Depreciation and Amortization	55,256	3,794	70,384	73,080	69,760	61,508

EBITDA	$88,244	$(17,394)	$91,758	$103,178	$28,709	$119,920
Expenses Associated with Withdrawn Public Offerings	2,734	—	—	—	—	—
Compensation Provided as a Result of Business Combinations	—	18,631	—	—	—	—
Loss (Gain) on Debt Extinguishment	—	—	—	—	(1,505)	—
Goodwill Impairment Charge	—	—	—	—	55,000	—
Disposition of Cumulative Translation Adjustment	—	—	—	—	1,560	—
Other Income	—	(613)	—	—	—	—

Adjusted EBITDA	$90,978	$624	$91,758	$103,178	$83,764	$119,920

(5)	Adjusted EBITDA Margin is calculated by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We believe our Adjusted EBITDA Margin is useful in measuring our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA Margin should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

(6)	We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We believe that Growth Capital Expenditures and Maintenance Capital Expenditures are useful in measuring our operating performance. Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations, and Maintenance Capital Expenditures generally include the cost of normal replacement of capital equipment used at existing sites on existing contracts, additional capital expenditures made in connection with the extension of an existing contract and capital costs associated with acquiring previously leased equipment. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Growth Capital Expenditures and Maintenance Capital Expenditures should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our total Capital Expenditures, Growth Capital Expenditures and Maintenance Capital Expenditures:

	Predecessor Company		Successor Company

(dollars in thousands)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Total Capital Expenditures
Growth Capital Expenditures	$19,550	$—	$15,789	$26,966	$23,186	$9,475
Maintenance Capital Expenditures	37,358	2,738	36,087	35,886	15,792	31,158
Capital Leases	—	—	—	—	(1,343)	(322)
Total Mill Services acquired assets	—	—	—	—	—	(495)

Total Capital Expenditures	$56,908	$2,738	$51,876	$62,852	$37,635	$39,816

(7)	Free Cash Flow is calculated as our Adjusted EBITDA minus our Maintenance Capital Expenditures. We believe Free Cash Flow is useful in measuring our liquidity. Free Cash Flow is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Free Cash Flow should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Free Cash Flow:

	Predecessor Company		Successor Company

(dollars in thousands)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Free Cash Flow
Adjusted EBITDA	$90,978	$624	$91,758	$103,178	$83,764	$119,920
Maintenance Capital Expenditures	(37,358)	(2,738)	(36,087)	(35,886)	(15,792)	(31,158)

Free Cash Flow	$53,620	$(2,114)	$55,671	$67,292	$67,972	$87,762

The following table reconciles Free Cash Flow to net cash provided by (used in) operating activities:

	Predecessor Company		Successor Company
(dollars in thousands)	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010

Free Cash Flow	$53,620	$(2,114)	$55,671	$67,292	$67,972	$88,762
Maintenance Capital Expenditures	37,358	2,738	36,087	35,886	15,792	31,158
Cash interest expense	(33,585)	(722)	(26,750)	(36,165)	(35,383)	(33,521)
Cash income taxes	1,291	—	(926)	(2,501)	(2,461)	(3,266)
Change in accounts receivable	(15,045)	(8,521)	(18,070)	39,202	(22,479)	(42,652)
Change in inventory	(2,922)	(2,770)	(17,397)	26,386	(13,229)	(6,749)
Change in accounts payable	(3,204)	22,880	45,203	(77,360)	59,673	48,157
Change in other current assets and liabilities	2,809	3,264	7,577	(9,171)	365	4,231
Other operating cash flows	(8,274)	1,721	(720)	(7,090)	2,973	525

Net cash provided by operating activities	$32,048	$16,476	$80,675	$36,479	$73,223	$86,595

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that reflect our current expectations, estimates, forecast and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Introduction

The following discussion is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations, and is organized as follows:

Company Overview. This section provides a general description of our business in order to better understand our financial condition and results of operations and to anticipate future trends and risks in our business.

Certain Line Items Presented. This section provides an explanation of certain GAAP line items that are presented in our audited consolidated financial statements included elsewhere in this prospectus. These line items are discussed in detail under the heading “—Results of Operations” below for the periods presented.

Key Measures We Use to Evaluate Our Company. This section provides an overview of certain non-GAAP measures that we believe are critical to understand in order to evaluate and assess our business. These are the measures that management utilizes most to assess our results of operations, anticipate future trends and risks and determine compensation levels, including under our management bonus plan.

Impact of the Onex Acquisition on Comparability of Results. This section provides an overview of the Onex Acquisition and its impact on how we present our results of operations on a historical basis for fiscal periods beginning either prior to or after the consummation of the Onex Acquisition on January 25, 2007.

Application of Critical Accounting Policies. This section discusses the accounting policies and estimates that we consider important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations. This section provides a discussion of our results of operations for: (1) fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009; and (2) fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008.

Quarterly Comparison. This section presents quarterly revenue and income data for each of the quarters from March 31, 2008 through December 31, 2010.

Liquidity and Capital Resources. This section provides an analysis of our cash flows for: (1) fiscal year ended December 31, 2010 compared to fiscal year ended December 31, 2009; and (2) fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008. This section also includes a discussion of our liquidity, Capital Expenditures and indebtedness.

Pension and Post-Employment Benefit Obligations. This section provides an analysis of our obligations under our benefit plans as of December 31, 2010.

Commitments and Contractual Obligations. This section provides an analysis of our commitments and contractual obligations as of December 31, 2010 and December 31, 2009.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates, foreign currency exchange rates and commodity prices.

Company Overview

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry. Our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 73 customer sites in nine countries across North America, Europe and Latin America and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 28 years. Our diversified customer base includes 12 of the top 15 largest global steel producers, including United States Steel, ArcelorMittal, Gerdau, Nucor, Baosteel, POSCO and Tata Steel.

We provide a broad range of services through two reporting segments: our Mill Services Group and our Raw Material and Optimization Group:

•

Mill Services Group. The services provided under this segment are performed at our customer sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. The services provided to our customers under this segment include: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; and (4) surface conditioning. The revenues from these services appear in the line item “Service Revenue” on our statement of operations, and the costs associated therewith appear in “Site Operating Costs” on our statement of operations. Substantially all of our Capital Expenditures, whether Growth Capital Expenditures or Maintenance Capital Expenditures, are incurred in connection with the services provided by this segment. This segment also includes the results of operations at our location where we buy, process and sell scrap for our own account, which revenues appear in the line item “Revenue from Sale of Materials” on our statement of operations and the costs associated therewith appear in “Cost of Raw Materials Shipments” on our statement of operations. This location represented 5.8% of the Mill Services Group’s Adjusted EBITDA for the year ended December 31, 2010. The Total Revenue and Cost of Raw Materials Shipments from this location will fluctuate based upon the underlying price of scrap.

•

Raw Material and Optimization Group. The services provided under this segment include: (1) raw materials procurement and logistics; and (2) proprietary software-based raw materials cost optimization. Revenues for the raw materials procurement and logistics services we provide are primarily generated pursuant to two alternative transaction models: (1) a contractually determined, volume-based fee for arranging delivery of raw materials shipments to a customer directly from a vendor with no price or inventory risk; or (2) a generally concurrent arrangement to purchase for our own account and sell raw materials at specified prices, typically locking in a margin with minimal price or inventory risk. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials. The revenues from our raw materials procurement and logistics services appear in the line item “Revenue from Sale of Materials” and the related costs appear in the line item “Cost of Raw Materials Shipments” on our statement of operations. Our earnings are primarily driven by the steel production volumes of our customers rather than by the prices of steel or raw materials. We subtract the Cost of Raw Materials Shipments from Revenue from Sale of Materials, because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services, and we are better able to evaluate our performance in terms of the volume of raw materials we procure for our customers and the margin we generate. We refer to this measure as “Revenue After Raw Materials Costs,” which is a non-GAAP financial measure that we believe is critical in order to assess and evaluate our business. For additional information on Revenue After Raw Materials Costs, see “—Key Measures We Use to Evaluate Our Company—Revenue After Raw Materials Costs” below. Tables reconciling Total Revenue to Revenue After Raw Materials Costs are included in “Prospectus Summary—Summary Consolidated Financial Data.”

The vast majority of our Revenue After Raw Materials Costs and profitability is tied to our customers’ production volumes. Factors that impact a steel mill’s production levels include general economic conditions, North American and global demand for steel, competition and competitive pricing, and the relative strength of the U.S. dollar.

During the first nine months of 2008, steel production levels of our customers were strong and the average U.S. steel capacity utilization rate was 89%. However, beginning in the fall of 2008, the global economy entered into a severe recession, which dramatically impacted our customers and their production volumes, which in turn adversely affected our results of operations in late 2008 and throughout 2009. Specifically, United States gross domestic product (“GDP”) declined by annualized quarter-to-quarter rates of 5.4% and 6.4% in the fourth quarter of 2008 and first quarter of 2009, respectively, and global GDP declined by 5.3% and 6.6% in those same time periods. The leading end markets for steel were particularly hard hit, resulting in a dramatic decline in steel production for our customers industry-wide. North American steel production reached a trough in March 2009 and then began to rise gradually through the balance of the year, although production remains significantly below long-term average levels. Full-year North American crude steel production in 2009 was 38% below that of 2008. This reduced production of steel drove a reduction in our Revenue After Raw Materials Costs, the impact of which was partially offset by the effect of contractual fixed fees and tiered pricing. Our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. Further highlighting the strengths of our business model, when scrap prices for Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, dropped precipitously from a peak of $523 per ton in July 2008 to a low of $99 per ton in November 2008, we incurred only a $1.6 million charge for inventory value reductions.

We responded quickly to the changing and challenging business conditions in 2009 by: (1) reducing our cash operating costs, which are approximately 80% variable; (2) realizing significant overhead cost reductions in our Site Operating Costs and Selling, General and Administrative Expenses that we believe will be sustainable; and (3) optimizing our asset utilization. Our cost reductions were generated primarily from: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; (5) the restructuring of insurance programs; and (6) reductions of travel and entertainment expenses, professional fees, marketing costs and discretionary spending.

Our Maintenance Capital Expenditures are variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes. During 2009, as our customers’ production declined, our equipment required less repair and replacement. Additionally, we optimized our asset utilization by relocating certain pieces of equipment to customer sites with higher production volumes.

Collectively, these efforts produced expanded Adjusted EBITDA Margins and strong Free Cash Flow during 2009. Throughout the economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings and growth as steel production volumes continued to recover in 2010. The average U.S. steel capacity utilization rate grew approximately 37%, from 51% in 2009 to 70% in 2010, and, accordingly, our Revenue After Raw Materials Costs grew by approximately 30%. Over the same period, our Adjusted EBITDA grew 43% to a record $119.9 million due to a more effective leveraging of our cost base and previously-invested growth capital. We believe that our demonstrated operating efficiency coupled with our strong business model positions us to continue to benefit from increased steel production volumes as the end markets continue to recover.

Over the last five years, we have expanded from primarily generating our Revenue After Raw Materials Costs and Adjusted EBITDA from North America, to generating approximately 19% and 16% of our 2010 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, internationally. We believe we have substantial international growth opportunities which will be driven by expansion of our market share and continued growth in outsourcing in developing markets, such as Latin America, Eastern Europe, Asia and the Middle East.

Certain Line Items Presented

Revenue from Sale of Materials. Revenue from Sale of Materials is generated by each of our two operating segments as follows:

•	Our Mill Services Group generates some Revenue from Sale of Materials by buying, processing, and selling scrap for our own account.

•

Our Raw Material and Optimization Group primarily generates Revenue from Sale of Materials through raw materials procurement activities using two alternative transaction models. In the first type we take no title to the materials being procured and we record only our commission as revenue; in the second type, we take title to the material and sell it to a buyer, typically in a transaction where a buyer and seller are matched, and we record Revenue from Sale of Materials for the full value of the material based on the amount we invoice to our customer.

For the year ended December 31, 2010, approximately 9% of our Revenue from Sale of Materials was generated by our Mill Services Group, and approximately 91% of our Revenue from Sale of Materials was generated by the raw materials procurement activities of our Raw Material and Optimization Group.

Service Revenue. Service Revenue is generated from our two operating segments as follows:

•

Our Mill Services Group generates Service Revenue from the services we provide to customers at their sites. This Service Revenue is generated from a combination of: (1) contractually committed base monthly fees; (2) fees for services based on customer production volumes; and (3) revenue from the sale of steel manufacturing co-products sold for our own account, less a royalty fee paid to the host mill.

•

Our Raw Material and Optimization Group generates Service Revenue by providing our proprietary software-based raw materials cost optimization service, which calculates the lowest cost blend of raw materials necessary to make a customer’s specified chemistry of steel. We typically charge an optimization service fee for each ton of scrap used in steel manufacturing.

For the year ended December 31, 2010, approximately 98% of our Service Revenue was generated by our Mill Services Group, and approximately 2% of our Service Revenue was generated by our Raw Material and Optimization Group.

Cost of Raw Materials Shipments. The activities that generate Revenue from Sale of Materials also incur Cost of Raw Materials Shipments, and are described as follows:

•

Our Mill Services Group generates Revenue from Sale of Materials by buying, processing and selling scrap for our own account. We record the cost of the purchase of raw materials as Cost of Raw Materials Shipments.

•

Our Raw Material and Optimization Group generates Revenue from Sale of Materials through our raw materials procurement activities. When we arrange to purchase and sell scrap and other raw materials, the cost of such materials purchased and other direct costs including transportation are recorded as Cost of Raw Materials Shipments.

Site Operating Costs. Our Site Operating Costs are highly variable and largely correlated to the volume of steel produced at our customer sites. Site Operating Costs are predominantly incurred by our Mill Services Group and consist of employees’ wages, employee benefits, costs of operating supplies such as fuels and lubricants, repair and maintenance costs and equipment leasing costs.

Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses consist of labor and related costs of selling and administration, professional fees, insurance costs, management fees, bad debt costs, bank fees and corporate expenses and bonuses.

Depreciation and Amortization. Our consolidated Depreciation consists of Depreciation expenses related to property, plant and equipment. Our consolidated Amortization consists of Amortization expenses related to finite life intangibles such as environmental permits, customer related intangibles, patents and unpatented technology, in each case recognized on a straight-line basis over the estimated useful life of the asset.

Income (Loss) from Operations. Income (Loss) from Operations consists of Total Revenue less Total Costs and Expenses but does not include Goodwill Impairment, Interest Expense, Net and certain other items that we believe are not indicative of future results.

Key Measures We Use to Evaluate Our Company

In addition to the GAAP line items described above, we also use the following additional financial measures to evaluate and assess our business:

Revenue After Raw Materials Costs. We measure our sales volume on the basis of Revenue After Raw Materials Costs, which we define as Total Revenue minus Cost of Raw Materials Shipments. Revenue After Raw Materials Costs is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. Further, in our raw materials procurement business, we generally engage in two alternative types of transactions that require different accounting treatments for Total Revenue. In the first type, we take no title to the materials being procured and we record only our commission as revenue; in the second type, we take title to the materials and sell it to a buyer, typically in a transaction where a buyer and seller are matched. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services, and we are better able to evaluate our operating performance in terms of the volume of raw materials we procure for our customers and the margin we generate.

Adjusted EBITDA. Adjusted EBITDA is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance. Adjusted EBITDA is used internally to determine our incentive compensation levels, including under our management bonus plan, and it is required, with some additional adjustments, in certain covenant compliance calculations under our senior secured credit facilities. We also use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. In addition, we use Adjusted EBITDA as a performance measure of our operating segments in accordance with ASC Topic 280, Disclosures About Segments of an Enterprise and Related Information. We believe that the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business.

Adjusted EBITDA Margin. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance. We calculate Adjusted EBITDA Margin by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We use Adjusted EBITDA Margin to measure our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs.

Capital Expenditures. We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We separate our Capital Expenditures between these two categories because it helps us to differentiate between the discretionary cash we invest in our growth and the cash required to maintain our existing business. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP, but we believe they are useful in measuring our operating performance. We also use these measures as a component in determining our performance-based compensation.

Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Growth Capital Expenditures when we win a new contract. Our Mill Services Group contracts generally require that we acquire the capital equipment necessary to provide the service in advance of receiving revenue from the contract.

We incur Maintenance Capital Expenditures as part of our ongoing operations. Maintenance Capital Expenditures generally include: (1) the cost of normal replacement of capital equipment used at existing customer sites on existing contracts; (2) any additional capital expenditures made in connection with the extension of an existing contract; and (3) any capital costs associated with acquiring previously leased equipment. We generally replace our equipment on a schedule that is based on the operating hours of that equipment. We expect Maintenance Capital Expenditures to be greater in periods where our customers’ production volumes are high, requiring us to operate more hours. Conversely, when our customers are producing less, we would expect fewer operating hours and reduced Maintenance Capital Expenditures.

Free Cash Flow. Free Cash Flow is not a recognized financial measure under GAAP. We calculate Free Cash Flow as our Adjusted EBITDA minus our Maintenance Capital Expenditures, and we believe it is an important measure in analyzing our liquidity. In combination with our available liquidity, we use our Free Cash Flow to assist us in determining our capacity to: (1) invest in Growth Capital Expenditures; (2) finance changes in our working capital, particularly in our raw materials procurement activities; and (3) voluntarily repay portions of our debt obligations. In addition, we use this measure to help determine how efficiently we are managing our assets, and we also use it as a component in determining our performance-based compensation.

Impact of the Onex Acquisition on Comparability of Results

On January 25, 2007, Onex and members of management completed the Onex Acquisition of Tube City IMS Corporation, which we refer to as the Predecessor Company. The Onex Acquisition impacts the comparability of our results as follows:

Predecessor and Successor Periods. TMS International Corp., which following the Onex Acquisition is referred to as the Successor Company, was formed for the purpose of acquiring the Predecessor Company. The operations of the Successor Company prior to the Onex Acquisition were insignificant relative to those of the Predecessor Company during the same period. Accordingly, we show the results of the Predecessor Company on and prior to the completion of the Onex Acquisition on January 25, 2007 and the results of the Successor Company and its subsidiaries after the Onex Acquisition.

Accounting for Business Combinations. We accounted for the Onex Acquisition in accordance with ASC 805 using the purchase method of accounting. Acquired tangible assets, identifiable intangible assets and assumed liabilities were recorded on our books at their estimated fair value. Because the Onex Acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in the transaction. As a result of the Onex Acquisition, we:

•	increased the carrying value of property plant and equipment by $29.4 million;

•	recorded $204.7 million of identifiable intangible assets; and

•	recorded $289.4 million of goodwill.

These additional assets resulted in non-cash expenses and charges in the subsequent periods, including:

•	additional depreciation expense of $2.6 million, $4.4 million, $8.2 million, and $12.4 million during 2010, 2009, 2008 and for the period from January 26, 2007 to December 31, 2007, respectively;

•	amortization expense of $11.7, $11.7 million, $11.8 million and $11.0 million during 2010, 2009, 2008 and for the period from January 26, 2007 to December 31, 2007, respectively; and

•	a $55.0 million charge for the impairment of goodwill in 2009. See “—Application of Critical Accounting Policies—Goodwill and Other Intangible Assets.”

Charges Related Directly to the Onex Acquisition. In connection with the Onex Acquisition, during January 2007 the Predecessor Company recorded compensation and other associated costs of $18.6 million, consisting of $16.3 million related to the termination of the Predecessor Company’s stock option plan, an additional $1.3 million in fringe benefits related to the option termination and $1.0 million of fees and expenses associated with the transaction which were not reimbursed.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue Recognition. Revenue includes two categories: (1) Revenue from Sale of Materials and (2) Service Revenue.

Revenue from Sale of Materials is mainly generated by our raw materials procurement business, although it also includes revenue from our Mill Services Group location where we buy, process and sell scrap for our own account. We recognize Revenue from Sale of Materials when title and risk of loss pass to the customer, which is determined by the terms of the sale.

We generate Service Revenue from scrap management, scrap preparation, raw materials optimization, metal recovery and sales, material handling or product handling, slag processing and metal recovery services, surface conditioning and other services. We recognize revenue when we perform the service or when title and risk of loss pass to the buyer.

In our raw materials procurement business, we generally engage in two types of transactions that require different accounting treatment. For certain transactions, we facilitate the purchase or sale of raw materials between a buyer and seller for a volume-based commission. The seller assumes the credit risk after delivery. At no point in the transaction do we take title to or assume the risk of loss of the material. We record only the commission as revenue on these transactions.

For other raw materials procurement transactions, we purchase the material from a seller and sell it to a buyer. In these transactions, we take title to the material and assume the risk of loss for some period of time, usually during transit between the seller and the buyer for F.O.B. destination sales. While we take steps to mitigate credit loss exposure, we also assume credit risk for the full amount billed to the customer. In these transactions, we record Revenue from Sale of Materials for the full value of the material based on the amount we invoice to our customer.

Trade Receivables. We perform ongoing credit evaluations of our customers and generally do not require our customers to post collateral, although we typically require letters of credit or other credit assurances in our raw materials procurement business for international transactions. Account balances outstanding longer than the payment terms are considered past due and provisions are made for estimated uncollectible receivables. Our estimates are based on historical collection experience, a review of the current status of receivables, our judgment of the credit quality of our customer and the condition of the general economy and the industry. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost less accumulated depreciation. Costs in connection with business combinations are based on fair market value at the time of acquisition. Major components of certain high value equipment are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expenses as incurred. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from our accounts, and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets.

Goodwill and Other Intangible Assets. Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost or implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. ASC Topic 350, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment evaluation used to identify potential impairment compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment evaluation is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the evaluation must be performed to measure the goodwill impairment loss, if any. The second step of the evaluation compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

During 2010, we did not record any impairment charge related to goodwill. We tested for impairment on October 1, 2010, the annual test date. There were no events that triggered any additional impairment tests during 2010. In testing for impairment, we estimate the fair values of our reporting units under the income and market approach.

The income approach was based upon projected future cash flows discounted to present value using factors that consider the timing and risk associated with the future cash flows. Fair value for each reporting unit was estimated using future cash flow projections based on management’s long range estimates of market conditions over a multiple year horizon. A four percent perpetual growth rate was used to arrive at the estimated future terminal value. A discount rate of 11% was used for the Mill Services Group reporting unit and a discount rate of 13% was used for the Raw Material and Optimization Group reporting unit which were based upon the cost of capital of other comparable companies adjusted for company specific risks.

The market approach was based upon an analysis of valuation metrics for companies comparable to our reporting units. The fair value of the business enterprise value for both reporting units was estimated using a range of EBITDA multiples of market participants. We determined the fair value estimate during its testing using the income approach and used the market approach to corroborate the value as determined by the income approach.

In May 2009, the continuing economic downturn and a change in our forecast related to certain customers and sites triggered a goodwill impairment evaluation in advance of our annual impairment evaluation. In performing the first step of the evaluation, we determined that the estimated fair value of our Raw Material and Optimization Group exceeded its carrying value and that the second step of the evaluation was not necessary for that segment; however, we determined that the estimated fair value of the Mill Services Group was less than its carrying amount and proceeded to the second step of the evaluation for that segment. In the second step of the impairment evaluation, we determined that the carrying amount of goodwill allocated to our Mill Services Group exceeded its estimated implied fair value of goodwill and, accordingly, recorded a $55.0 million impairment loss.

In the May 2009 impairment analysis, the income approach was based upon projected future cash flows discounted to present value using factors that consider the timing and risk associated with the future cash flows. Fair value for each reporting unit was estimated using future cash flow projections based on management’s long range estimates of market conditions over a multiple year horizon. A 3% perpetual growth rate was used to arrive at the estimated future terminal value. An after-tax discount rate of 14.6% was used to discount the projected cash flows for both reporting units which was based upon the cost of capital of other market participants adjusted for company specific risks. The market approach, which was based upon an analysis of valuation metrics for comparable companies, was used in the May 2009 impairment test to corroborate the value as determined by the income approach.

As of December 31, 2010, the Mill Services Group and the Raw Material and Optimization Group had $162.3 million and $79.9 million of goodwill, respectively. The 2010 annual goodwill impairment test, as of October 1, 2010, indicated that the estimated fair value of our Mill Services Group and our Raw Material and Optimization Group exceeded their carrying values by approximately 30% and 36%, respectively. The estimates of fair value of a reporting unit under the income approach are based on a discounted cash flow analysis which requires us to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. If business conditions change or other factors have an adverse effect on our estimates of discounted future cash flows, assumed growth rates or discount rates, future tests of goodwill impairment may result in additional impairment charges.

Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flow derived from an asset is less than its recorded amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment evaluation, the undiscounted cash flow used to assess impairments and the fair value of an impaired asset.

Foreign Currency Translation. The financial statements of our foreign subsidiaries are generally measured using the local currency as the functional currency. Assets and liabilities of our foreign subsidiaries are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. During 2009, we substantially liquidated the assets of one of our foreign subsidiaries. ASC 830-30-40-1 requires that upon substantial liquidation, amounts that had previously been charged to the cumulative translation adjustment be reported in current earnings. Accordingly, we recorded a $1.6 million charge in the third quarter of 2009.

Health Insurance. We provide health insurance to a portion of our employees through premium-based indemnity plans or nationalized health care plans that may require employer contributions. We provide health insurance to the rest of our employees under a self-insurance plan that uses a third-party administrator to process and administer claims. We have stop-loss coverage through an insurer, in excess of a stated self-insured limit per employee. We maintain an accrual for unpaid claims and claims incurred but not reported. In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act were signed into law. We are currently evaluating the impact of this comprehensive legislation on our self-insured health plans and our business, financial condition and results of operations.

Workers’ Compensation. We self-insure our workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim is $1.0 million and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Share-Based Compensation. We adopted our Restricted Stock Plan in 2007. Under the plan, 25% of the shares granted vested immediately and the remainder vest in five annual equal installments, on the anniversary of the grant date, so long as the recipient remains an employee. ASC Topic 780 requires that share based payments be accounted for at their fair value on the date of grant. We immediately recognized $0.1 million in expense for the shares that vested on the grant date and are recognizing the remaining expense evenly over the five years the remaining shares vest.

Results of Operations

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

The following table sets forth each of the line items in our statement of operations for each of the periods indicated as well as the variances between the periods in terms of dollar amounts and percentage. The table also provides a reconciliation of Total Revenue to Revenue After Raw Materials Costs for each of the periods presented.

	Year ended December 31,		Variances
(dollars in thousands)	2009	2010	$	%
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$986,304	$1,629,119	$642,815	65.2%
Service Revenue	312,035	401,511	89,476	28.7%

Total Revenue	1,298,339	2,030,630	732,291	56.4%
Costs and expenses:
Cost of Raw Materials Shipments	939,993	1,564,504	624,511	66.4%
Site Operating Costs	233,120	293,003	59,883	25.7%
Selling, General and Administrative Expenses	44,638	53,139	8,501	19.0%
Provision for (Recovery of) Bad Debts	(5,419)	64	5,483	—
Provision for Transition Agreement	2,243	—	(2,243)	—
Depreciation and Amortization	69,760	61,508	(8,252)	-11.8%

Total costs and expenses	1,284,335	1,972,218	687,883	53.6%

Income from Operations	14,004	58,412	44,408
Goodwill Impairment	(55,000)	—	55,000	—
Gain on Early Extinguishment of Debt	1,505	—	(1,505)	—
Disposition of Cumulative Translation Adjustment	(1,560)	—	1,560	—
Interest Expense, Net	(44,825)	(40,361)	4,465	-10.0%

Income (Loss) Before Income Taxes	(85,876)	18,051	103,927	—
Income Tax (Expense) Benefit	6,885	(10,903)	(17,788)	—

Net Income (Loss)	$(78,991)	$7,148	$86,139	—

Other Financial Data:
Revenue After Raw Materials Costs:
Consolidated:
Total Revenue	$1,298,339	$2,030,630	$732,291
Cost of Raw Materials Shipments	(939,993)	(1,564,504)	(624,511)

Revenue After Raw Materials Costs	$358,346	$466,126	$107,780	30.1%

Mill Services Group:
Total Revenue	$377,825	$536,315	$158,490
Cost of Raw Materials Shipments	(59,160)	(126,429)	(67,269)

Revenue After Raw Materials Costs	$318,665	$409,886	$91,221	28.6%

Raw Materials and Optimization Group:
Total Revenue	$920,239	$1,494,257	$574,018
Cost of Raw Materials Shipments	(880,733)	(1,438,108)	(557,375)

Revenue After Raw Materials Costs	$39,506	$56,149	$16,643	42.1%

Administrative:
Total Revenue	$275	$58	$(217)
Cost of Raw Materials Shipments	(100)	33	133

Revenue After Raw Materials Costs	$175	$91	$(84)

Adjusted EBITDA:
Net Income (Loss)	$(78,991)	$7,148	$86,139
Income Tax Expense (Benefit)	(6,885)	10,903	17,788
Interest Expense, Net	44,825	40,361	(4,465)
Depreciation and Amortization	69,760	61,508	(8,253)
Goodwill Impairment	55,000	—	(55,000)
Gain on Early Extinguishment of Debt	(1,505)	—	1,505
Disposition of Cumulative Translation Adjustment	1,560	—	(1,560)

Adjusted EBITDA	$83,764	$119,920	$36,156	43.2%

Adjusted EBITDA by Operating Segment:
Mill Services Group	$79,279	$111,354	$32,075	40.5%
Raw Materials and Optimization Group	31,655	41,994	10,339	32.7%
Administrative Expenses	(27,170)	(33,428)	(6,258)	23.0%

	$83,764	$119,920	$36,156	43.2%

Adjusted EBITDA Margin	23.4%	25.7%	2.3%

Revenue from Sale of Materials. Revenue from Sale of Materials was $1,629.1 million for the year ended December 31, 2010 compared to $986.3 million for the year ended December 31, 2009. Revenue from Sale of Materials is primarily generated from raw materials procurement activities, which produced $1,487.1 million or approximately 91% of the Revenue from Sale of Materials for the year ended December 31, 2010, and $915.6 million or approximately 93% for the year ended December 31, 2009. The remaining Revenue from Sale of Materials of $142.1 million for the year ended December, 2010 and $71.2 million for the year ended December 31, 2009 was generated by our Mill Services Group locations where we buy, process and sell raw materials for our own account.

Revenue from Sale of Materials increased 65.2%, as the market price and volume of raw materials we procured for our customers increased in response to the continued recovery of the steel industry from depressed production levels experienced in early 2009. In the year ended December 31, 2010, we procured 9.8 million tons of raw materials for our customers compared to 6.9 million tons during year ended December 31, 2009. The same increases in market price and volume that contributed to higher Revenue from Sale of Materials also resulted in a 66.4% increase in the costs to procure the materials. The percentage increase in the Cost of Raw Materials Shipments was slightly greater than the percentage increase in the Revenue from the Sale of Materials due to lower per ton margins on the incremental volume we procured for our customers.

Service Revenue. Service Revenue was $401.5 million for the year ended December 31, 2010, compared to $312.0 million for the year ended December 31, 2009. Service Revenue is primarily generated by our Mill Services Group, which produced $394.3 million and $306.4 million for the years ended December 31, 2010 and 2009, respectively, with the remainder primarily generated by optimization services from our Raw Material and Optimization Group.

Our Service Revenue is largely correlated with of the volume of steel our customers produce. The volume of steel produced by our customers increased approximately 38% for the year ended December 31, 2010 compared to the year ended December 31, 2009. Our Service Revenue increased 28.7% in the same period. The percentage increase in Service Revenue was less than the percentage increase in our customers’ production volumes primarily due to the impact of contractual fixed fees and tiered pricing structures.

Cost of Raw Materials Shipments. The Cost of Raw Materials Shipments increased 66.4% due to an increase in the market price and volume of raw materials we procured for our customers. The average composite price of Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, was $333 per ton during the year ended December 31, 2010, compared to $209 per ton for the year ended December 31, 2009.

Revenue After Raw Materials Costs. The Revenue After Raw Material Costs for our Mill Services Group increased $91.2 million or 28.6% for the year ended December 31, 2010 compared to the year ended December 31, 2009. New sites and new services generated $7.4 million of additional Revenue After Raw Materials Costs for the Mill Services Group, but the overall increase resulted primarily from increased steel production by our customers.

The Revenue After Raw Materials Costs for our Raw Material and Optimization Group increased $16.6 million or 42.1% to $56.1 million. The volume of raw materials we procured for our customers increased 42% from 6.9 million tons in 2009 to 9.8 million tons in 2010. Our average margin on our procurement activities declined slightly as some of the incremental volume we procured carried lower per ton margins.

Site Operating Costs. Site Operating Costs are primarily the costs incurred by our Mill Services Group in providing services to our customers. During the year ended December 31, 2010, the volume of steel produced by our customers increased and, accordingly, we generated 28.7% more Service Revenue than we had in the year ended December 31, 2009. Site Operating Costs, which are largely variable, increased 25.7%, as we incurred the employee, repair and maintenance, fuel and operating supplies costs necessary to respond to customers’ increased production volumes.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses for the year ended December 31, 2010 were $53.1 million, compared to $44.6 million for the year ended December 31, 2009, an increase of $8.5 million or 19.0%. Improved operating performance during 2010 led to a $5.6 million increase in accrued incentive-based compensation expense. Additionally, in response to improving business conditions, we added to our administrative and raw material procurement staff, resulting in $2.2 million of additional employee costs. Professional fees, including legal costs, also increased $1.3 million as we incurred costs to help support international expansion as well as certain contract dispute arbitration costs.

Provision for Transition Agreement. Our former chief executive officer, Mr. Coslov, retired from that position in 2009, and is entitled to receive transition payments for two years, monthly compensation for his role as Non-Executive Chairman thereafter, as well as continuing health care benefits. A $2.2 million charge was recorded in 2009 related to the transition payments to Mr. Coslov.

Provision for (Recovery of) Bad Debts. For the year ended December 31, 2010, we recorded a provision for bad debts that was not material. For the year ended December 31, 2009, we recorded a net recovery of bad debts of $5.4 million. That amount was mainly driven by a single large international sale of raw materials that shipped in the third quarter of 2008. Due to unprecedented changes in the industry that were occurring at that time, our customer was unable to make payments as scheduled, and we negotiated a reduction in the total payment and an extension of the time frame over which the customer would pay. In 2008, we fully reserved $6.8 million of payments we negotiated to receive from our customer in 2009, as we were uncertain as to the collectability of those payments. We received the scheduled payments in May and December of 2009 and reversed the related reserve, resulting in the net recovery.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2010 was $119.9 million, compared to $83.8 million for the year ended December 31, 2009, an increase of $35.2 million or 43.2%. Our results were positively impacted by improvements in North American and international steel production volumes, as well as our continued success controlling Site Operating Costs and Selling, General and Administrative Expenses.

Our Mill Services Group’s Adjusted EBITDA increased $32.1 million or 40.5%, to $111.4 million. The steel production volume of our Mill Services Group customers increased approximately 38%. In addition, five new contracts, three North American and two international, contributed $2.5 million of additional Adjusted EBITDA.

Our Raw Material and Optimization Group’s Adjusted EBITDA increased $10.3 million or 32.7% to $42.0 million driven primarily by a 42% increase in the volume of raw materials we procured for our customers. The increase in the volume we procured included several large volume shipments that carried slightly lower per ton margins, and, as a result, the average per ton margin we derived from our raw material procurement activity declined in 2010 compared to 2009. Our optimization services contributed $2.1 million of additional Adjusted EBITDA due to both new optimization contracts which contributed $0.5 million of additional Adjusted EBITDA, and an increase in volume of steel produced by customers of our optimization services.

Our Administrative segment’s expenses increased $6.3 million, or 23.0%, primarily as a result of a $5.6 million increase in incentive compensation driven by our improved operating results and an increase in professional fees of $0.6 million which were primarily incurred in the process of pursuing international opportunities.

Adjusted EBITDA Margin. Our Adjusted EBITDA Margin increased from 23.4% for the year ended December 31, 2009 to 25.7% for the year ended December 31, 2010. Our Revenue After Raw Materials Costs increased 30.1% while our Site Operating Costs increased 25.7% and our Selling, General and Administrative Costs increased 19.0%. We maintained some of the savings in overhead and administrative costs that we generated during the industry downturn in 2009. Accordingly, while our Revenue After Raw Materials Costs rose for the year ended December 31, 2010, our costs did not rise as quickly, and we were able to increase our EBITDA Margin.

Depreciation and Amortization. Depreciation expense during the year ended December 31, 2010 was $49.3 million, compared to $57.6 million for the year ended December 31, 2009, a decrease of approximately $8.3 million or 14.3%. $1.0 million of the decrease occurred due to a portion of the asset step-up associated with the Onex Acquisition being fully depreciated in 2009. In addition, lower capital expenditures during the economic downturn contributed to the year-over-year decrease. Amortization expense of $12.2 million for the year ended December 31, 2010 was comparable to that incurred for the year ended December 31, 2009.

Gain on Early Extinguishment of Debt. In April 2009, we acquired $2.0 million of face value of our senior subordinated notes due 2015 for a cash payment of $0.4 million. We wrote off $0.1 million of related unamortized deferred debt issuance costs and recorded a $1.5 million gain related to the transaction.

Goodwill Impairment. During the year ended December 31, 2009, largely as a result of a change in our forecast and the continuing global economic steel industry downturn, we tested goodwill for impairment in advance of our annual testing date and recorded a $55.0 million Goodwill Impairment charge related to the goodwill allocated to our Mill Services Group. See “—Notes to Unaudited Condensed Consolidated Financial Statements—Note 11 Goodwill.” There was no charge related to the goodwill allocated to our Raw Material and Optimization Group and we did not record an impairment charge in 2010.

Disposition of Cumulative Translation Adjustment. In 2009, we ceased activity in one of our foreign subsidiaries and as a result recorded a non-cash charge of $1.6 million as amounts that were previously recorded in our cumulative translation adjustment were reclassified to our statement of operations. There was no corresponding activity or charge for 2010. See “Application of Critical Accounting Policies—Foreign Currency Translation.”

Interest Expense, Net. Interest Expense, Net for the year ended December 31, 2010, decreased $4.5 million or 10.0% from the year ended December 31, 2009. The decrease was partially driven by the March 31, 2010 expiration of certain interest rate swap agreements which carried a higher fixed rate. During the year ended December 31, 2010, we had outstanding interest rate swap agreements with a notional amount of $120.0 million and a fixed LIBO rate averaging 4.65%. Those agreements remained outstanding through March 31, 2010, but were then replaced by swap agreements with a total notional amount of $80.0 million and an average fixed LIBO rate of 2.25%. As a result of the lower swap notional amount and the lower rate, interest expense was reduced by $2.2 million. Additionally, interest expense on our senior secured term loan credit facility was $1.3 million lower as we benefited from lower indexed rate and lower spreads as our leverage ratio improved. Finally, interest expense on our ABL facility was $1.5 million lower as we reduced the average outstanding balance.

Income Tax Expense/Benefit. Income tax expense for the year ended December 31, 2010 was $10.6 million or 61.5% of or our pre-tax income compared to a $6.9 million benefit or 8.0% of our pre-tax loss for the year ended December 31, 2009. The effective tax rate for the year ended December 31, 2010 differs from the statutory rate of 35% due principally to state taxes; permanent differences related to non-deductible marketing expenses, foreign deemed dividends and valuation allowances on foreign tax credits and other items which are significant relative to our forecasted pre-tax income for the year. The effective rate for the year ended December 31, 2009 differs from the statutory rate largely due to the impact of the Goodwill Impairment charge, which is not deductible for tax purposes, on our pre-tax book loss.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth each of the line items in our statement of operations for each of the periods indicated as well as the variances between the periods in terms of dollar amounts and percentage. The table also provides a reconciliation of Total Revenue to Revenue After Raw Materials Costs for each of the periods presented.

(dollars in thousands)	Year ended December 31,		Variances
	2008	2009	$	%
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$2,595,608	$986,304	$(1,609,304)	-62.0%
Service Revenue	387,305	312,035	(75,270)	-19.4%

Total Revenue	2,982,913	1,298,339	(1,684,574)	-56.5%
Costs and Expenses:
Cost of Raw Materials Shipments	2,515,425	939,993	(1,575,432)	-62.6%
Site Operating Costs	298,394	233,120	(65,274)	-21.9%
Selling, General and Administrative Expenses	56,750	44,638	(12,112)	-21.3%
Provision for (Recovery of) Bad Debts	9,166	(5,419)	(14,585)	—
Provision for Transition Agreement	—	2,243	2,243	—
Depreciation and Amortization	73,080	69,760	(3,320)	-4.5%

Total Costs and Expenses	2,952,815	1,284,335	(1,668,480)	-56.5%

Income from Operations	30,098	14,004	(16,094)	-53.5%
Gain on Early Extinguishment of Debt	—	1,505	1,505	—
Goodwill Impairment	—	(55,000)	(55,000)	—
Disposition of Cumulative Translation Adjustment	—	(1,560)	(1,560)	—
Interest Expense, Net	(38,079)	(44,825)	(6,746)	17.7%

Income (Loss) Before Income Taxes	(7,981)	(85,876)	(77,895)	-976.0%
Income Tax Benefit	1,891	6,885	4,994	264.1%

Net Loss	$(6,090)	$(78,991)	$(72,901)	-1197.1%

Other Financial Data:
Revenue After Raw Materials Costs:

Consolidated:
Total Revenue	$2,982,913	$1,298,339	$(1,684,574)
Cost of Raw Materials Shipments	(2,515,425)	(939,993)	1,575,432

Revenue After Raw Materials Costs	$467,488	$358,346	$(109,142)	-23.3%

Mill Services Group:
Total Revenue	$530,691	$377,825	$(152,866)
Cost of Raw Materials Shipments	(127,462)	(59,160)	68,302

Revenue After Raw Materials Costs	$403,229	$318,665	$(84,564)	-21.0%

Raw Material and Optimization Group:
Total Revenue	$2,451,919	$920,239	$(1,531,680)
Cost of Raw Materials Shipments	(2,388,060)	(880,733)	1,507,327

Revenue After Raw Materials Costs	$63,859	$39,506	$(24,353)	-38.1%

Administrative:
Total Revenue	$303	$275	$(28)
Cost of Raw Materials Shipments	97	(100)	(197)

Revenue After Raw Materials Costs	$400	$175	$(225)

Adjusted EBITDA:
Net Loss	$(6,090)	$(78,991)	$(72,901)
Income Tax Benefit	(1,891)	(6,885)	(4,994)
Interest Expense, Net	38,079	44,825	6,746
Depreciation and Amortization	73,080	69,760	(3,320)
Goodwill Impairment	—	55,000	55,000
Gain on Early Extinguishment of Debt	—	(1,505)	(1,505)
Disposition of Cumulative Translation Adjustment	—	1,560	1,560

Adjusted EBITDA	$103,178	$83,764	$(19,414)	-18.8%

Adjusted EBITDA by Operating Segment:
Mill Services Group	$94,710	$79,279	$(15,431)	-16.3%
Raw Material and Optimization Group	42,340	31,655	(10,685)	-25.2%
Administrative Expenses	(33,872)	(27,170)	6,702	-19.8%

Adjusted EBITDA	$103,178	$83,764	$(19,414)	-18.8%

Adjusted EBITDA Margin	22.1%	23.4%

Revenue from Sale of Materials. Revenue from Sale of Materials was $986.3 million in 2009, compared to $2,595.6 million in 2008. Revenue from Sale of Materials is primarily generated by our raw materials procurement activities, which produced $915.6 million or 93% of Revenue from Sale of Materials in 2009, and $2,445.2 million or 94% of Revenue from Sale of Materials in 2008. The remaining Revenue from Sale of Materials of $70.7 million in 2009 and $150.4 million in 2008 is primarily generated by our Mill Services Group location where we buy, process and sell raw materials for our own account.

Revenue from Sale of Materials declined 62.0% in 2009, compared to 2008, as the market price and volume of raw materials we procured for our customers declined due to the global economic crisis and resulting decrease in demand for steel in North America and worldwide. Our Cost of Raw Materials Shipments declined by a similar percentage, 62.6%. The same decreases in market price and volume that caused lower Revenue from Sale of Materials also resulted in lower costs to procure the materials.

Service Revenue. Service Revenue was $312.0 million in 2009, compared to $387.3 million in 2008. Service Revenue is primarily generated by our Mill Services Group, which produced $306.6 million and $380.3 million of Service Revenue in 2009 and 2008, respectively. The Mill Services Group accounted for approximately 98% of Service Revenue in each year, with the remainder generated by optimization services from our Raw Material and Optimization Group.

Our Service Revenue is largely generated on the basis of the volume of steel that our customers produce and the base monthly fees and tiered pricing arrangements that our contracts typically include. Due to the global economic crisis, the volume of steel produced by our customers declined by an unprecedented approximately 34% in 2009, compared to 2008, resulting in a 19.4% decline in our Service Revenue. The percentage decline in Service Revenue was less than the percentage decline in our customers’ production volumes due to base monthly fees and tiered pricing arrangements and an additional $33.8 million in revenue from customer sites and contracts added during 2008 and 2009, including:

•

four customer sites in the United Kingdom resulting from the acquisition of Hanson that were included in the full year of 2009 but only for a partial year in 2008, which contributed an additional $16.7 million of Service Revenue;

•	two new customer sites elsewhere in Europe where we began providing services in 2009, which contributed an additional $6.0 million of Service Revenue; and

•	three new customer sites in Latin America where we began providing services in late 2008 and early 2009, which contributed an additional $8.8 million of Service Revenue.

Cost of Raw Materials Shipments. The Cost of Raw Materials Shipments declined 62.6% in 2009, compared to 2008, due to a decrease in the market price and volume of raw materials we procured for our customers. The composite price of Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, declined from a peak of $523 per ton in July of 2008 to a low of $99 per ton in November of 2008, a decrease of approximately 81%. The average price for 2009 was $209 per ton, compared to an average of $356 per ton in 2008.

Revenue After Raw Materials Costs. The Revenue After Raw Materials Costs for our Mill Services Group declined $84.6 million, or 21.0%, in 2009, compared to 2008. Our Mill Services Group’s Service Revenue declined $73.7 million as a result of reduced steel production by our customers, as discussed above under “Service Revenue.”

The remaining decline in our Mill Services Group’s Revenue After Raw Materials Costs of $10.9 million primarily resulted from reduced volume and margins at our location where we buy, process and sell scrap for our own account.

The Revenue After Raw Materials Costs for our Raw Material and Optimization Group declined $24.3 million or 38.0% from $63.9 million in 2008 to $39.5 million in 2009. The decrease was driven by our raw materials procurement activities, which experienced a $23.0 million decline as a result of the unprecedented decline in the volume of steel produced in North America and worldwide and the related decrease in demand for raw materials. In 2008 we procured 8.8 million tons of raw materials for our customers. That volume declined by approximately 24% to 6.7 million tons in 2009. Additionally, there were more export opportunities available with higher per ton margins in 2008 than there were in 2009. As a result, our aggregate per ton margins declined by approximately 21% from 2008 to 2009.

Site Operating Costs. Site Operating Costs primarily are the costs incurred by our Mill Services Group in providing services to their customers. During 2009, when Service Revenue declined 19.4% from 2008, we decreased Site Operating Costs by 21.9% as we worked to ensure that we reduced costs to help offset the revenue decline associated with lower steel production. In addition to lower fuel, lubricant and overtime costs as result of reduced operating rates, we decreased Site Operating Costs through: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; and (5) the restructuring of insurance programs.

New customer sites, including those added via the Hanson acquisition, that generated $33.8 million of additional Service Revenue incurred $23.9 million of additional Site Operating Costs. Excluding the cost of these new sites, our Site Operating Costs decreased approximately 32%, in line with the approximately 34% decrease in the volume of steel produced by our Mill Services Group customers.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses for 2009 were $44.6 million, compared to $56.8 million in 2008, a decrease of $12.1 million or 21.3%. The decrease resulted primarily from cost savings measures we employed which resulted in wage and benefit savings of $2.8 million, travel and entertainment savings of $2.5 million and professional fee savings of $1.3 million, among other cost reductions. A $3.2 million reduction in performance-based incentive compensation also contributed to the decrease. Our cost reductions were generated primarily from: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; (5) the restructuring of insurance programs; and (6) reductions of travel and entertainment expenses, professional fees, marketing costs and discretionary spending.

Provision for (Recovery of) Bad Debts. In 2009, we recorded a net recovery of bad debt of $5.4 million compared to a provision for bad debt of $9.2 million in 2008, a favorable change of $14.6 million. That change was mainly driven by a single large international sale of raw materials that shipped in the third quarter of 2008. Due to unprecedented changes in the industry that were occurring at that time, our customer was unable to make payments as scheduled, and we negotiated a reduction of the total payment and an extension of the time frame over which the customer would pay. In 2008, we recorded a bad debt provision of $8.8 million related to the shipment that included fully reserving $6.8 million of payments we negotiated to receive from our customer in 2009, as we were uncertain at that time about collectability of those payments. In 2009, our customer made the $6.8 million of scheduled payments, which resulted in us reversing the reserve and recording a recovery of bad debt for that amount. The net recovery of $5.4 million represents the $6.8 million recovery less a provision that resulted from our normal review of collectability of customer accounts.

Provision for Transition Agreement. Our former chief executive officer, Mr. Coslov, retired from his position in 2009, and is entitled to receive transition payments for two years, monthly compensation for his role as Non-Executive Chairman thereafter, as well as continuing health care benefits. A $2.2 million charge was recorded during the third quarter of 2009 related to transition payments to Mr. Coslov.

Adjusted EBITDA. Adjusted EBITDA for 2009 was $83.8 million compared to $103.2 million during 2008, a decrease of $19.4 million or 18.8%. The substantial decline in the volume of worldwide steel production in 2008 and 2009 contributed to a decline in our Revenue After Raw Materials Costs of $109.1 million. However, we were able to substantially mitigate the impact of the lost Revenue After Raw Materials Costs on our Adjusted EBITDA by reducing our Site Operating Costs and Selling, General and Administrative Expenses by $77.4 million in 2009, compared to 2008 due to our highly variable operating cost structure and aggressive reductions of our overhead and administrative costs. The additional Adjusted EBITDA created by new contracts and the favorable impact of recovery of bad debts also helped to lessen the decline in our Adjusted EBITDA.

Our Mill Services Group’s Adjusted EBITDA declined $15.4 million or 16.3% to $79.3 million. The steel production volume of our Mill Services Group customers declined approximately 34%. The segment’s Adjusted EBITDA would have decreased $23.2 million or approximately 25%, but new customer sites contributed $7.9 million of additional EBITDA, with $7.7 million resulting from new international customer sites. Four new customer sites were added in the United Kingdom via the acquisition of Hanson, and we added contracts at two new customer sites elsewhere in Europe and three new customer sites in Latin America.

Our Raw Material and Optimization Group’s Adjusted EBITDA declined $10.7 million, or 25.2% in 2009 compared to 2008 as the unprecedented decline in the volume of steel production adversely impacted our raw materials procurement activities and our optimization services. Adjusted EBITDA from our raw materials procurement activities generated $29.5 million of Adjusted EBITDA in 2009, a decrease of $9.7 million from 2008. The volume of raw materials we procured for our customers declined approximately 24% and the per ton margins we generated on those shipments declined approximately 21% as there were more export opportunities available with higher per ton margins in 2008 than there were in 2009. The Adjusted EBITDA from our raw materials procurement activity was favorably affected by $1.1 million of costs savings including $0.9 million of travel and entertainment expenses. The 2009 net recovery of bad debt, compared to the 2008 provision for bad debt, also favorably impacted the Raw Material and Optimization Group’s Adjusted EBITDA. Adjusted EBITDA from our optimization services declined $1.0 million to $2.1 million in 2009 as the volume of scrap consumed by customers of the service declined approximately 27%.

Our Administrative Expenses decreased $6.7 million or 19.8% in 2009 due primarily to cost savings measures we employed, which resulted in wage and benefit savings of $2.2 million, travel and entertainment savings of $0.8 million and professional fee savings of $0.7 million. A $3.2 million decrease in incentive-based compensation also contributed to the decrease. Additional savings were generally offset by the $2.2 million provision for the transition agreement of our former Chief Executive Officer.

Adjusted EBITDA Margin. Our Adjusted EBITDA Margin increased from 22.1% in 2008 to 23.4% in 2009. Though our Revenue After Raw Materials Costs declined by 23.3%, that decline was mitigated by our highly variable cost structure and our overhead and administrative cost savings, which resulted in our Site Operating Costs and Selling, General and Administrative Expenses declining by 21.8%. Those cost savings, in combination with the favorable impact from the recovery of bad debt, resulted in the increase in our Adjusted EBITDA Margin.

Depreciation and Amortization. Depreciation expense during 2009 was $57.6 million, compared to $61.1 million in 2008, a decrease of $3.5 million or 5.8%. The decrease was primarily the result of a decrease in depreciation, associated with the increase in fair value related to the Onex Acquisition in 2007 as some of the stepped up amount fully depreciated after two years. Amortization expense of $12.2 million in 2009 was $0.2 million greater than that incurred in 2008 due primarily to amortization of intangible assets acquired in the Hanson acquisition.

Gain on Debt Extinguishment. In April 2009, we acquired $2.0 million of face value of our senior subordinated notes due 2015 for a cash payment of $0.4 million. We wrote off $0.1 million of related unamortized deferred debt issuance costs and recorded $1.5 million gain related to the transaction.

Goodwill Impairment Charge. During the second quarter of 2009, largely as a result of a change in our forecast and the continuing global economic and steel industry downturn, we recorded a $55.0 million Goodwill

Impairment charge related to the goodwill allocated to our Mill Services Group. There was no charge related to the goodwill allocated to our Raw Material and Optimization Group and there was no corresponding charge in 2008. See “—Application of Critical Accounting Policies—Goodwill and Other Intangible Assets.”

Disposition of Cumulative Translation Adjustment. In 2009, we ceased activity in one of our foreign subsidiaries and as a result recorded a non-cash charge of $1.6 million as amounts that were previously recorded in our cumulative translation adjustment were reclassified to our statement of operations. See “—Application of Critical Accounting Policies—Foreign Currency Translation.”

Interest Expense, Net. Interest Expense, Net for 2009 was $44.8 million, compared to $38.1 million during 2008, an increase of $6.7 million or 17.7%. The increase resulted primarily from the issuance of our series 2008 promissory notes on which we incurred $7.5 million of non-cash Interest Expense, Net in 2009, compared to $0.2 million in 2008. This $7.3 million increase was partially offset by decreases resulting from lower interest rates on our variable term debt.

Income Tax Benefit. The Income Tax Benefit for 2009 was $6.9 million or 8.0% of our pre-tax loss, compared to a $1.9 million benefit or 23.7% of our pre-tax loss during 2008. The lower effective rate resulted primarily from the Goodwill Impairment charge as the related tax benefit was minimal. In addition, the benefit of net operating losses in certain states and foreign entities was minimized by valuation allowances we recorded against those net operating losses in certain jurisdictions where there was some question as to the ability to realize those assets.

Quarterly Comparison

The following table sets forth our Total Revenue, Revenue After Raw Material Costs, Net Income, EBITDA and Adjusted EBITDA for each quarter from the quarter ended March 31, 2008 through the quarter ended December 31, 2010:

	Quarter ended
(dollars in thousands)	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Total Revenue	$611,920	$1,004,139	$971,799	$395,055	$307,842	$236,770	$395,536	$358,191	$470,673	$627,847	$477,984	$454,126
Revenue After Raw Materials Costs	113,553	126,457	130,610	96,868	85,606	77,675	97,032	98,033	106,762	122,974	116,562	119,827
Net (Loss) Income	(189)	3,023	(3,876)	(5,048)	(7,179)	(59,347)	(5,755)	(6,710)	(2,648)	5,224	2,046	2,526
EBITDA	27,908	33,183	20,229	21,858	18,599	(34,521)	20,209	24,422	25,855	34,717	30,155	29,193
Adjusted EBITDA	27,908	33,183	20,229	21,858	18,599	18,974	21,769	24,422	25,855	34,717	30,155	29,193
The following table reconciles Total Revenue to Revenue After Raw Materials Costs for the periods presented:
	Quarter ended
(dollars in thousands)	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Total Revenue	$611,920	$1,004,139	$971,799	$395,055	$307,842	$236,770	$395,536	$358,191	$470,673	$627,847	$477,984	$454,126
Cost of Raw Materials Shipments	(498,367)	(877,682)	(841,189)	(298,187)	(222,236)	(159,095)	(298,504)	(260,158)	(363,911)	(504,873)	(361,422)	(334,299)

Revenue After Raw Materials Costs	$113,553	$126,457	$130,610	$96,868	$85,606	$77,675	$97,032	$98,033	$106,762	$122,974	$116,526	$119,827

The following table reconciles Net Income to EBITDA and Adjusted EBITDA for the periods presented:

	Quarter ended
(dollars in thousands)	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Net (Loss) Income	$(189)	$3,023	$(3,876)	$(5,048)	$(7,179)	$(59,347)	$(5,755)	$(6,710)	$(2,648)	$5,224	$2,046	$2,526
Income Tax (Benefit) Expense	(128)	2,530	(3,699)	(594)	(2,756)	(4,176)	(2,648)	2,695	1,017	4,343	3,483	2,060
Interest Expense, Net	9,960	9,507	9,484	9,128	10,767	11,000	11,051	12,007	11,505	9,820	9,523	9,513
Depreciation and Amortization	18,265	18,123	18,320	18,372	17,767	18,002	17,561	16,430	15,981	15,330	15,103	15,094

EBITDA	27,908	33,183	20,229	21,858	18,599	(34,521)	20,209	24,422	25,855	34,717	30,155	29,193

Gain on Debt Extinguishment	—	—	—	—	—	(1,505)	—	—	—	—	—	—
Goodwill Impairment Charge	—	—	—	—	—	55,000	—	—	—	—	—	—
Disposition of Cumulative Translation Adjustment	—	—	—	—	—	—	1,560	—	—	—	—	—

Adjusted EBITDA	$27,908	$33,183	$20,229	$21,858	$18,599	$18,974	$21,769	$24,422	$25,855	$34,717	$30,155	$29,193

Liquidity and Capital Resources

On December 31, 2010 we had excess availability under our senior secured ABL facility of $153.6 million and $49.5 million of cash on our balance sheet. Our excess availability consisted of $164.3 million, $0.7 million less than the maximum amount of the facility, less outstanding letters of credit of $10.7 million. We had no outstanding borrowings against our ABL facility. This compares to excess availability of $124.3 million as of December 31, 2009 and $41.5 million as of December 31, 2008. We believe that cash flow from operations, together with availability under our senior secured ABL facility, will be sufficient to fund our operating, capital and debt service requirements for at least the next 12 months.

The availability under our senior secured ABL facility is capped at the lower of the $165.0 million size of the facility and our borrowing base, consisting of specified percentages of trade receivables and inventory. As a result of the global economic crisis, North American steel production declined precipitously in the fourth quarter of 2008 and the first quarter of 2009. Steel producers responded by idling capacity to better align supply with demand, preserve liquidity and reduce costs. The sharp decrease in activity significantly reduced the volumes and the selling prices of raw materials we procured on behalf of and sold to our customers, which caused the collateral for our borrowing base to decrease. In order to strengthen our liquidity in the fourth quarter of 2008 and throughout 2009, we quickly reduced our cash operating costs, which are approximately 80% variable, and carefully managed our Maintenance Capital Expenditures. Additionally, we issued $51.8 million of series 2008 promissory notes in the fourth quarter of 2008 and during 2009, using the proceeds to: (1) partially repay senior secured ABL facility borrowings incurred for the acquisition of Hanson and certain Growth Capital Expenditures which had occurred in the third and fourth quarters of 2008; (2) directly fund Growth Capital Expenditures in 2009 related to new contracts awarded to us in 2008 in certain international jurisdictions; and (3) bolster our general liquidity.

Despite low industry capacity utilization rates, we generated Free Cash Flow of $68.0 million in 2009 that we used, in combination with favorable working capital changes, to reduce our outstanding senior secured ABL borrowings by $41.9 million to $4.0 million. As industry conditions and steel production volumes slowly but consistently improved during the last nine months of 2009, our borrowing base increased by $29.4 million. Collectively, our Free Cash Flow generation and increased collateral for our borrowing base resulted in an $82.8 million increase in excess availability during 2009, reaching $124.3 million as of December 31, 2009.

In 2010, our cash flow from operations generated cash to pay off borrowings under the senior secured ABL facility. During the same period, our borrowing base expanded such that it reached $164.3 million and our excess availability increased by $29.3 million to $153.6 million. The excess availability as of December 31, 2010 consisted of the $164.3 million borrowing base limit of the ABL facility reduced by $10.7 million of outstanding letters of credit to support international raw material procurement activities.

During 2010, we used $23.4 million of cash on our balance sheet to pay $9.6 million of earned interest and retire $13.8 million of original principal related to our series 2008 promissory notes. As of December 31, 2010, the balance of our series 2008 promissory notes was $42.2 million. We intend to use a portion of the net proceeds received in connection with the offering contemplated by this prospectus to redeem in full our series 2008 promissory notes.

Cash Flow

The nature of our procurement activities is such that the amount we invest in inventories and our accounts receivable may significantly vary at any given point in time. Cash flow provided by operating activities in 2010 was $86.6 million in 2009 compared to $73.2 million in 2009 and $36.5 million in 2008. The increase in 2010 resulted primarily from our improved operating performance as we generated $119.9 million of Adjusted EBITDA in 2010 compared to $83.8 million in 2009. In addition to our operating performance, our cash flow from operations is also affected by changes in working capital. Our 2009 cash flow from operations was positively affected by $25.0 million generated from working capital items. In 2010 our cash flow generated from working capital items was $2.9 million, $22.1 million less than we generated in 2009. While we actively manage the timing of collection of accounts receivable and payment of accounts payable, our working capital levels may fluctuate significantly over reporting periods based on the timing of large procurement transactions.

Net cash used in investing activities in 2010 was $37.9 million, consisting primarily of $9.5 million of Growth Capital Expenditures and $31.2 million of Maintenance Capital Expenditures, partially offset by $1.4 million of proceeds from the sale of equipment and the return of $1.7 million that had been in escrow related to our 2008 acquisition of Hanson. In 2009, we spent $23.2 million on Growth Capital Expenditures and $15.8 million on Maintenance Capital Expenditures. These Capital Expenditures were the largest component of the $36.1 million we used in investing activities in 2008. Generally, our Maintenance Capital Expenditures will vary with our customer production. The schedule of replacements of assets and major components depend on operating hours of the unit, and those hours will vary with our customer production. In 2009, we reduced our Maintenance Capital Expenditures in response to lower customer production. As our customers’ production rebounded in 2010, Maintenance Capital Expenditures increased.

Net cash used by financing activities in 2010 was $29.3 million which consisted primarily of repayments of indebtedness. We repaid $4.1 million of revolving indebtedness including the repaying the $4.0 balance of our ABL facility. We made a $20.4 million prepayment of our series 2008 promissory notes and the remaining prepayments consisted of scheduled payments on our senior secured term loan credit facility and other indebtedness.

Net cash used by financing activities in 2010 was $13.1 million, which consisted of $51.2 million we used to reduce our long-term debt and revolving borrowings, partially offset by proceeds from the issuance of series 2008 promissory notes totaling $38.7 million. The funds raised by the series 2008 promissory notes were primarily used to help fund Growth Capital Expenditures and reduce outstanding borrowings.

Working Capital

Our current assets and liabilities, particularly our accounts receivable, inventory and accounts payable, vary significantly with changes in underlying business conditions including the volume and price of raw materials we procure for our customers. The factors that impact our Revenue from Sale of Materials and our Cost of Raw Materials Shipments will typically impact our accounts receivable, inventory and accounts payable in comparable fashion. Generally, we expect that in periods when our Revenue from Sale of Materials is increasing, our Cost of Raw Materials Shipments will increase. In those periods we expect that our accounts receivable and accounts payable will have a related and offsetting increase and that, generally, any resulting impact to cash flows is temporary and not material. However, because of the purchasing scale of our raw material procurement business, changes in the timing of collection of receivables or payment of accounts payable can have significant, albeit temporary, impacts on our cash flow from operations in a period.

Additionally, because our accounts receivable and inventory comprise the collateral for our senior secured ABL facility, changes in those balances may affect the amount we are eligible to borrow under such facility. In periods when the volume and selling price of the raw materials we procure for our customers increase, we will usually experience increased accounts receivable and inventory balances and the amount available to be borrowed under the senior secured ABL facility may increase. Likewise, in periods when the volume and selling price of raw materials we procure for our customers decrease, we will usually experience decreased accounts receivable and inventory balances and the amount available to be borrowed under the senior secured ABL facility may decrease. Such decreases occurred during the fourth quarter of 2008 due to the precipitous decline in steel production volumes globally and we took several preemptive measures to ensure that we had adequate available liquidity, including reducing capital expenditures and raising funds through the issuance of our series 2008 promissory notes.

During 2010, our accounts receivable increased by $42.5 million, or 26%, and our inventory increased by $7.1 million, or 22%. The cash invested in these working capital assets was offset through an increase in accounts payables of $48.2 million, or 31%. The increases in these balances reflect increased volumes and selling prices of the raw materials we procured for our customers during the fourth quarter of 2010; there were no significant impacts from collectability or valuation issues. Compared to the fourth quarter of 2009, our Total Revenue increased $95.9 million, or 27%, and our Cost of Raw Materials Shipments and Site Operating Costs also increased by 28% and 20%, respectively reflecting increased activity in addition to the volume and selling price of the raw materials we procured.

During 2009, our accounts receivable increased by $21.8 million and our inventory increased by $13.2 million. The cash invested in these working capital items was mitigated by an increase of $59.7 million in our accounts payable. Although Total Revenue in the fourth quarter of 2008 was greater than that experienced in the fourth quarter of 2009, the impact in accounts receivable, inventory and accounts payable was driven greatly by our Total Revenue in November and December of 2009 compared to the same two months in 2008 when we were most affected by the global economic crisis. During the last two months of 2009, we recorded $241.7 million of Total Revenue compared to $154.9 million during the last two months of 2008, or a 56% increase, and a $80.5 million increase in Cost of Raw Materials Shipments and a $4.0 million increase in Site Operating Costs, or 83% and 10%, respectively. This increase led to a corresponding increase in accounts receivable, inventory and accounts payable.

While we attempt to closely monitor and manage changes in working capital balances, because of the volume of transactions in our raw material procurement business, minor changes in the timing of collections and payments can have a significant, albeit temporary, impact on cash flow from operations. Additionally, as of December 31, 2010, our top ten customers accounted for 54% of our accounts receivable and during the year ended December 31, 2010, our top ten customers accounts for 81% of our Revenue After Raw Materials Costs. The loss of any of our significant customers would adversely impact our results of operations and our ability to generate future cash flows from operations. The failure of any of these significant customers to pay existing receivables balances would likewise impact our results of operations and liquidity.

Capital Expenditures

In 2010, we had total Capital Expenditures of $39.8 million compared to $37.6 million during 2009. While we cannot predict many of the factors that may affect our level of Capital Expenditures in 2011, such as new contracts, equipment usage and replacement, we anticipate Maintenance Capital Expenditures in 2011 for existing customer sites to be between $32.0 million and $37.0 million.

We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations.

We incur Growth Capital Expenditures when we win a new contract. Our Mill Services Group’s contracts generally require that we acquire the capital equipment necessary to provide the service in advance of receiving revenue from the contract. In 2010, our Growth Capital Expenditures were $9.5 million, down from $19.5 million in 2009, most of which related to new international contracts.

Maintenance Capital Expenditures generally include: (1) the cost of normal replacement of capital equipment used at existing sites on existing contracts; (2) additional capital expenditures made in connection with the extension of an existing contract; and (3) capital costs associated with acquiring previously leased equipment. Our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes. During 2009, as our customers’ production volumes declined, our equipment required less repair and replacement. Additionally, we optimized our asset utilization by relocating certain pieces of equipment to customer sites with higher production volumes. In 2010, as our customers’ production rebounded, our Maintenance Capital Expenditures increased. Our Maintenance Capital Expenditures were $35.9 million, $15.8 million and $31.2 million for 2008, 2009 and 2010, respectively.

Our senior secured credit facilities limited our annual Capital Expenditures to $57.5 million through 2010, after which time the annual limit increased to $62.5 million, subject to a limited ability to carry over unused amounts and a limited ability to apply spending in any one year against the next year. Capital Expenditures that are financed by the proceeds of this offering or other sales of our class A common stock or class B common stock are not subject to the limitation.

Indebtedness

The following sets forth an overview of our indebtedness. We may from time to time seek to refinance all or a portion of our debt. We may also purchase or prepay our debt, whether by purchases on the open market, privately negotiated purchases, redemptions or otherwise.

At December 31, 2010, our total debt consisted of the following:

(dollars in thousands)	Current	Non-Current	Total
Senior secured ABL facility	$—	—	$—
Other revolving borrowings	304	—	304
Senior secured term loan credit facility	1,650	157,162	158,812
Senior subordinated notes	—	223,000	223,000
Series 2008 promissory notes	—	42,155	42,155
Capital leases and other	1,535	835	2,370

Total Debt	$3,489	$423,152	$426,641

We are currently in compliance with the financial covenants contained in our various debt instruments.

Senior Secured Asset-Based Revolving Credit Facility

Our senior secured ABL facility is available to us on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time. As of December 31, 2010, we had total availability under the senior secured ABL facility of $164.3 million and excess availability of $153.6 million after reduction for a $10.7 million of letters of credit then outstanding under the facility.

Our subsidiary, Tube City IMS Corporation, is the primary obligor under the senior secured ABL facility, which is guaranteed by our other domestic subsidiaries and certain of our foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

The per annum interest we pay under the facility varies based on an underlying LIBOR or prime rate plus an applicable margin, with the FILO tranche carrying a higher margin than the LIFO tranche.

We pay a per annum participation fee in respect of outstanding letters of credit issued under our senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit.

We will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, we pay the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on capital expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

Our senior secured credit facilities include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At December 31, 2010, we had $17.9 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rates under the term loan are variable based on, at our option, an underlying LIBOR or prime rate and a current applicable margin of 2.00%. However, as part of our overall strategy to reduce the volatility associated with variable rate debt, we are party to swap agreements with notional amounts totaling $80.0 million locking in fixed LIBOR averaging 2.25% from April 1, 2010 to March 31, 2012. As of December 31, 2010, the weighted average interest rate, after giving effect to the outstanding interest rate swaps, was 3.26%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September and December through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. Our subsidiary, Tube City IMS Corporation, is the primary obligor under our senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by our subsidiaries that guarantee our senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are unsecured obligations of our subsidiary, Tube City IMS Corporation and are guaranteed by us and certain of our subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of Tube City IMS Corporation and the guarantors. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1 of each year. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of Tube City IMS Corporation and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

Tube City IMS Corporation may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, Tube City IMS Corporation may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

Series 2008 Promissory Notes

From November 2008 through August 2009, we issued $51.8 million of series 2008 promissory notes to Onex, our senior management team, certain members of our board of directors and other employees, using the proceeds to: (1) partially repay senior secured ABL borrowings incurred for the acquisition of Hanson and certain Growth Capital Expenditures which had occurred in the third and fourth quarters of 2008; (2) directly fund Growth Capital Expenditures in 2009 related to new contracts awarded to us in 2008 in certain international jurisdictions; and (3) bolster our general liquidity.

The series 2008 promissory notes are unsecured obligations which are subordinated in right of payment to all of our existing and future senior indebtedness. The series 2008 promissory notes mature on November 26, 2020. Through November 26, 2013, at our option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26 of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009, and at a rate of 17.5% from November 27, 2009 through November 26, 2010. From November 27, 2010 through December 31, 2010 interest accrued at a rate of 20.0% per annum. Effective January 1, 2011, the series 2008 promissory notes were amended so that the per annum interest rate was reduced to 8.00% per annum from January 1, 2011 forward.

During the year ended December 31, 2010, we used $23.4 million of cash on our balance sheet to pay $9.6 million of earned interest and retire $13.8 million of original principal related to our series 2008 promissory notes. As of December 31, 2010, the balance of our series 2008 promissory notes was $42.2 million. We intend to use a portion of the net proceeds received in connection with this offering to redeem in full our series 2008 promissory notes.

Pension and Post-employment Benefit Obligations

Our pension and post-employment benefit plans are in compliance with applicable U.S. and Canadian regulatory and funding requirements and filings. However, our pension plans were underfunded when comparing the projected benefit obligation to the assets of the plans at December 31, 2010. We have made cash payments of approximately $2.3 million to the underfunded pension plans in 2010, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. Funding requirements in future years may be higher or lower depending on the investment experience of the plans’ assets and changes in the law in either the United States or Canada and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. We anticipate that we would fund required contributions with cash generated by operating activities or cash available under our senior secured ABL facility.

We estimate that benefit payments for the defined benefit pension plans over the next five years and in the aggregate for the five years thereafter will be as follows:

Year(s) of Payment	Amounts (dollars in thousands)
2011	$938
2012	1,209
2013	1,179
2014	2,043
2015	1,523
2016-2020	8,798

Costs for our defined contribution plans amounted to approximately $2.6 million for 2010.

Our share of related estimated plan benefits and assets for the defined benefit multi-employer pension plans in which certain of our employees participate is not available. Our costs for such defined benefit multi-employer pension plans amounted to $4.9 million for 2010.

We also participate in several defined contribution multi-employer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $6.6 million in 2010.

We have defined benefit post-employment plans that provide varying amounts of medical and death benefits that are not funded and that we pay as required for individual participants. The accrued post-employment benefit obligation at December 31, 2010 and December 31, 2009 was $6.6 million and $5.5 million, respectively, of which $3.0 million at December 31, 2010 and December 31, 2009 represented obligations related to employees of affiliates of our Predecessor Company that we have assumed. The discount rate used to actuarially compute this liability was 5.10% for 2010 and 5.75% for 2009. We estimate that benefit payments for these defined benefit post-employment plans will be approximately $0.6 million per year during each of the next four years, $0.7 million in 2015 and $3.4 million for the years 2016 to 2020 in total. The plan has no assets. We fund benefit payments as needed from available cash resources.

Future cost increases in health care benefits are assumed to be 9.50% in 2011, decreasing by 0.5% per year to 5.0% by 2020 and remaining at that level thereafter. Increasing these rates by 1.0% each year would increase the accumulated post-employment benefit obligation as of December 31, 2010 by $0.4 million and would not be a significant impact on the post-employment benefit cost for 2010.

Commitments and Contractual Obligations

A summary of all of our contractual obligations as of December 31, 2010, classified by type and commitment expirations, is presented in the following table:

	Total as of December 31, 2010	Payments Due by Period
(dollars in thousands)		2011	2012	2013	2014	2015	Thereafter
Contractual obligations:
Long-term debt obligations (1)	$425,337	$2,802	$1,734	$1,738	$153,908	$223,000	$42,155
Capital lease obligations	1,372	723	431	183	35	—	—
Operating lease obligations	4,396	1,630	1,109	956	456	245	—
Purchase obligations	6,024	5,918	52	54	—	—	—
Planned funding of pension benefit obligation (2)	5,634	1,221	782	762	1,321	985	563
Estimated interest payments (3)	148,625	29,424	30,233	32,187	25,675	14,244	16,862
Other long-term obligations (4)	10,606	2,954	1,218	889	894	904	3,747

	$601,994	$44,672	$35,559	$36,769	$182,289	$239,378	$63,327

(1)	Year 2013 amount includes repayment of $0.3 million of outstanding borrowings under revolving facilities.
(2)	The amounts shown represent an estimate of our minimum company contributions required by law to fund the estimated deficit in the pension plans as of December 31, 2010. To the extent that future experience gains or losses arise, such minimum required contributions will decrease or increase as required by law. The assumptions used to determine these amounts were similar to those used and disclosed in Note 22 of our audited consolidated financial statements included elsewhere in this prospectus.
(3)	Amount includes interest on our revolving borrowings, interest on our senior secured ABL facility at an estimated LIBOR and an applicable margin of 2.00% and fixed interest on our senior subordinated notes at 9.75% per annum. The amounts also include interest on our series 2008 promissory notes, assuming payments are made annually beginning in 2011, totaling $3.9 million in 2011 and $3.4 million in each year thereafter until 2020. Interest in the period between 2011 and 2013 can either be paid-in-kind or paid in cash. Contractual obligations associated with our interest rate swap agreements are included in other long-term obligations.
(4)	Includes estimated payments for non-pension defined benefit retirement plans, obligations associated with former subsidiaries of the Predecessor Company and estimated amounts payable under swap agreements. Any changes to that LIBOR would tend to have an offsetting affect on the cash flow associated with the swap agreements and our estimated interest payments.

Off-Balance Sheet Financing

As of December 31, 2010, we had operating leases with scheduled payments through the lease terms of $4.4 million. These arrangements do not currently comprise a significant component of our total financing. See “Commitments and Contractual Obligations.”

Recently Issued Accounting Pronouncements

On December 4, 2007, the FASB issued ASC Topic 805 regarding Business Combinations and ASC Topic 810 regarding Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. ASC Topic 805 revises the accounting for business combinations and, among other changes, will require that for business combinations that occur after the adoption, we must estimate the liability of future contingent consideration at the date of acquisition, and any difference from such estimate will affect current earnings in the period in which such differences occur. We adopted this standard at the beginning of 2009. This standard does not apply to business combinations that occurred prior to January 1, 2009, so any contingent consideration that was paid related to our acquisition of Hanson, which occurred in September 2008, was treated as additional purchase price. This standard will apply to any business combination transactions going forward.

Quantitative and Qualitative Disclosures About Market Risk

Certain statements we make under this “Quantitative and Qualitative Disclosures About Market Risk” section constitute “forward-looking statements.” See “Forward-Looking Statements.”

We do not carry market risk sensitive instruments for trading purposes, but we are exposed to the impact of interest rate and commodity price changes and, to a lesser extent, foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure changes in interest rates on our variable rate debt using financial instruments we deem appropriate.

Inflation and Changing Prices

Other than the impact of rising fuel costs, we believe that inflation did not have a material impact on our consolidated results of operations during the last three fiscal years because inflation rates generally have remained at relatively low levels during the periods presented. Our customer contracts typically provide for price adjustments based on published indices, which pass defined increases or decreases in key operating costs through to our customers and have the effect of reducing our exposure to inflation.

Interest Rate Risk

Our financing agreements include a variable rate term loan with an outstanding balance of $158.8 million at December 31, 2010 and a $165.0 million variable rate, asset-based, revolving line of credit. At December 31, 2010, we had no draw on the revolving line of credit. Assuming no changes in variable rate borrowings from the amounts outstanding at December 31, 2010, a hypothetical 1.0% change in underlying variable rates would change our annual Interest Expense and cash flow from operations by approximately $1.6 million. However, as part of our overall strategy to reduce the volatility associated with variable rate debt, we are party to swap agreements with notional amounts totaling $80.0 million locking in fixed LIBOR averaging 2.25% from April 1, 2010 to March 31, 2012. Factoring in the impact of the swap agreements, which reduce our overall exposure to changes in underlying variable interest rates, a hypothetical 1.0% change in underlying interest rates would change our annual Interest Expense and cash flow from operations by approximately $0.8 million.

Foreign Currency Risk

Movements in foreign currency exchange rates may affect the translated value of our earnings and cash flows associated with our foreign operations as well as the translation of net asset or liability positions that are denominated in foreign currencies. For the year ended December 31, 2010, we derived approximately 75% of our Revenue After Raw Materials Costs from providing services and products to steel mills in the United States. In countries outside the United States, we generate revenue and incur operating expenses denominated in local currencies. We are exposed to changes in the value of the U.S. dollar relative to the Euro, Canadian dollar, British pound, Serbian dinar, Mexican peso, the Trinidad/Tobago dollar and the New Taiwan dollar. For the year ended December 31, 2010, we generated approximately $15.7 million of Income from Operations in foreign currencies. On an annual basis, we expect operating income in these countries would decrease or increase by approximately $1.6 million if all foreign currencies uniformly weaken or strengthen 10% relative to the U.S. dollar. As part of our growth strategies discussed above and elsewhere in this prospectus, we are seeking to increase our operations overseas with the possibility that such operations will increase our foreign currency risk. We also plan to employ strategies, when appropriate, to mitigate foreign currency risk, and such strategies may include the use of derivative financial instruments.

Commodity Risk

Our operations, which include raw materials procurement, logistics and processing for our customers, have limited raw materials price risk. In general, we carry little inventory relative to our sales volume, although we do maintain some inventory at our scrap processing and other locations. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials. As a result, we have some exposure to changes in raw material prices, but we believe that this exposure is typically not material to us.

We also purchase commodities for use in our operations, most notably diesel fuel. We consume approximately eight to 11 million gallons of diesel fuel annually, and we incurred $28.2 million in fuel and other petroleum-based supplies costs for the year ended December 31, 2010. We estimate that a 10% change in the price of fuel would affect Income from Operations by approximately $2.8 million per year. To help mitigate the risk of changes in fuel and other commodity risks, our contracts typically provide for price adjustments based on published price indices which pass defined increases or decreases in key operating costs through to our customers. However, the timing of the impact of changes in commodity prices will generally precede the impact of a price adjustment mechanism. For example, changes in commodity prices in 2010 would likely change the indices used to calculate the 2011 price adjustment mechanism.

BUSINESS

Our Company

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry and our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 73 customer sites in nine countries across North America, Europe and Latin America, and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 28 years. Our diversified customer base includes 12 of the top 15 largest global steel producers, including United States Steel, ArcelorMittal, Gerdau, Nucor, Baosteel, POSCO and Tata Steel. For the year ended December 31, 2010, our Total Revenue, Revenue After Raw Materials Costs and Adjusted EBITDA were $2,030.6 million, $466.1 million and $119.9 million, respectively. For a reconciliation of Total Revenue to Revenue After Raw Materials Costs, see “Prospectus Summary—Summary Consolidated Financial Data.”

Our range of specialized, value-added services is the broadest of any of our competitors and includes: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; (4) surface conditioning; (5) raw materials procurement and logistics; and (6) proprietary software-based raw materials cost optimization. We combine this full suite of industrial services with a multi-faceted workforce, large and diverse equipment fleet and rigorous safety and environmental compliance to deliver a differentiated service offering. In these ways, we have established ourselves as a preferred service provider to many of the largest global steel producers.

Our business model is characterized by long-term contracts and a highly variable cost structure, which enable us to generate strong Free Cash Flow. In 2010, 91% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our earnings are primarily driven by the steel production volumes of our customers rather than by steel prices. Based on production volumes for the year ended December 31, 2010, we estimate our existing contracts would generate approximately $1.7 billion of future Revenue After Raw Materials Costs over their remaining terms. More than 92% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of our contracts is approximately 4.0 years. Our cost structure is highly flexible, with approximately 80% of our cash operating costs being variable, enabling us to respond quickly to changes in market conditions. In addition, the significant majority of our Growth Capital Expenditures occur only after we have won new long-term contracts. Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes working capital requirements, inventory and price risk.

Over the last six years, we have expanded from primarily serving North American steel companies to having 19% and 16% of our 2010 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, generated internationally. Further, we have grown our scale and diversity by expanding the number of customer sites at which we operate from 64 to 73 and our raw materials procurement locations from 11 to 25, and we have increased the average number of services offered at our customer sites from 2.0 to 2.3. Our growth plans include the following key elements: (1) continue to grow in international markets by leveraging our existing infrastructure, customer relationships, expertise and market credibility; (2) continue to increase the number of our services offered to our existing customers through cross-selling; and (3) grow through prudent acquisitions and selective additions to our service offerings.

Our Services

We provide a broad range of services through two segments, our Mill Services Group and our Raw Material and Optimization Group. For the year ended December 31, 2010, we generated Adjusted EBITDA of $111.3 million and $42.0 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $33.4 million.

We provide the industry’s most comprehensive array of outsourced industrial services to steel mills. Our operational expertise and broad range of services enable steel producers to better focus on steel making and improve their cost structure by outsourcing specific non-production, yet mission critical, functions to us. We are the largest provider of outsourced services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel service market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services for steel mills. Over the past six years, we have built a substantial presence in Europe and Latin America, and have the infrastructure required to offer all of our primary mill services to steel mills. We are currently pursuing opportunities to expand our services in Europe, Latin America and Asia.

We also offer other services, including dust and debris management, equipment rental, mobile equipment maintenance, refractory removal, vacuumation and stevedoring.

Mill Services Group

Our Mill Services Group provides a variety of services predominantly performed at our customer sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices, which pass defined increases or decreases in key operating costs through to our customers.

Since our equipment is utilized in order to perform these services, substantially all of our Capital Expenditures, whether Growth Capital Expenditures or Maintenance Capital Expenditures, are incurred in connection with the services provided by Mill Services Group. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. Our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization which in turn is based on our customers’ production volumes.

Scrap Management and Preparation

We provide mills with inspection, preparation and delivery of raw materials, primarily scrap, as well as inventory control through logistics management. Our services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of primarily ferrous scrap and scrap substitutes (such as pig iron) according to customer specifications. Ferrous scrap is generated from many sources including industrial manufacturers, demolition sites, discarded automobiles and appliances. Our technologically sophisticated inspection and testing protocols sort the incoming scrap for processing through a variety of methods based on size, composition and type of material. We own and operate a variety of specialized heavy equipment, including locomotives, large off-highway trucks, hydraulic, track and rail cranes and mobile mass spectrometers to inspect and analyze incoming raw materials and transport raw material inventory within a mill’s facility.

Semi-Finished and Finished Material Handling

We handle and transport semi-finished and finished steel products such as steel slabs, billets and plates. Many mills require a customized transportation and logistics system to move the products safely and efficiently within the mills’ operations. Our skilled operators use large slab and billet pallet carriers, forklifts or tractor trailers to transport thousands of tons of materials. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers. We also provide rail services, including use of our site-dedicated locomotives, on-site track installation and maintenance.

Metal Recovery and Slag Handling, Processing and Sales

During the steel production process, a steel making co-product known as slag is generated inside the mills’ furnaces and must be removed properly and in a timely manner to avoid any production delays. We recycle and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold to other end users. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction, ballast, agricultural and other applications.

We developed methods of removing slag material from melt shops that are now commonly used throughout the industry, and we are the leading provider of slag processing services in North America, providing slag processing services to 48 of the approximately 121 North American steel producing mills. Metal recovery and slag handling, processing and sales are fundamental to accelerating our international expansion.

Surface Conditioning

We pioneered the North American commercial application of robotic surface conditioning. Surface conditioning is a value-added process that removes imperfections from semi-finished steel products to be used in high-value applications that require unblemished finishes such as household appliances and automobiles.

Prior to the introduction of this technology, manual surface conditioning was a time-consuming and costly process. Our technological advancements in robotic surface conditioning have increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. Of the seven mills in North America that have automated surface conditioning installations, we perform these services on an outsourced basis at five of them. We also provide manual surface conditioning at multiple other customer sites.

Significant international opportunities exist for surface conditioning as developing nations focus on producing higher grades of steel. Specifically, demand for higher end finished steel, suitable for automotive and other advanced applications, continues to accelerate in these growing markets. Currently, four customer sites in Europe utilize our surface conditioning technology.

Raw Material and Optimization Group

Our Raw Material and Optimization Group provides services designed to assist our customers in their procurement or sale of scrap and other raw materials and to help determine the lowest cost mixture of scrap and other steel making raw materials.

Raw Materials Procurement and Logistics

We operate a worldwide procurement and logistics network to act on behalf of our customers, purchasing approximately nine million tons of raw material inputs annually, including ferrous scrap, scrap substitutes, coke, coal, ore, non-ferrous metals, ferro-alloys and other raw materials used in steel making. Our extensive supplier contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers. We procure these raw materials from industrial sources, demolition contractors, producers and other dealers and brokers globally. We represent certain customers on an exclusive basis globally in the purchase of their ferrous scrap requirements, and represent a number of customers on a non-exclusive basis in the purchase and sale of their scrap products used or generated in the steel and iron making processes. Revenues for the raw materials procurement and logistics services we provide are generally generated pursuant to two alternative transaction models: (1) a contractually determined, volume-based fee for arranging delivery of raw materials shipments to a customer directly from a vendor with no price or inventory risk; or (2) arrangement to purchase for our own account and sell raw materials at specified prices, typically locking in a margin with minimal price or inventory risk. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials.

In addition to sourcing raw materials for our customers, we arrange point-to-point delivery logistics, providing our customers with a seamless solution globally for raw material procurement needs. We procure materials on behalf of every major steel producer in North America, and as we increase our scale and reach, we expect to continue gaining global market share. For the year ended December 31, 2010, approximately 3% of the Revenue After Raw Materials Costs from our procurement business related to procuring and arranging logistics for raw materials for our growing customer base in Asia.

Proprietary Software-Based Raw Materials Cost Optimization

Our raw materials cost optimization service is sold on a fee-per-ton basis and allows our customers to achieve significant savings by optimizing their use of input materials (specifically ferrous scrap and scrap substitutes) to obtain the lowest liquid steel cost for a specified chemistry of steel. We developed and currently market our Scrap OptiMiser® and GenBlend® software packages, which are proprietary, real-time raw materials optimization systems that include materials planning, procurement and utilization platform that we believe are the most advanced and comprehensive resource management and process control solutions in the steel industry.

Our Scrap OptiMiser®, GenBlend® and related software applications utilize our proprietary database of commodity and freight information to aid mills in the planning, procurement and utilization of ferrous scrap and scrap substitutes, determining the lowest cost input mix based on market conditions, raw materials availability, on-site inventory levels and each steel mill’s unique operating characteristics. These applications are licensed on a subscription basis. We retain all rights to the software and operate the software on our subscribing clients’ behalf.

Based on information from our customers, we estimate that our optimization services have produced significant cost savings for our customers in the range of $2.00 to $6.00 per ton of liquid steel, depending on market conditions and other mill-specific factors. We have acquired 14 new service contracts for the Scrap OptiMiser® since 2004 and believe that the system’s broad appeal and growing track record will lead to increased demand among both existing and new customers. We also offer a software package, GenBlend A+®, to enable us to optimize non-ferrous metals.

Other Services

In addition, we provide other services that complement our primary offerings and represent additional opportunities for steel mills to outsource other support activities. These services include:

•	Dust and Debris Management. We provide on-site dust and debris management services to our customers, including road watering, road sweeping and vacuum truck services.

•	Equipment Rental Services. These services allow customers to benefit from our access to equipment at low cost, on-site synergies and maintenance expertise.

•	Mobile Maintenance. We offer comprehensive maintenance services for our customers’ mobile equipment that utilize our on-site maintenance resources.

•	Refractory Removal. We offer furnace, ladle and vessel refractory removal services that utilize our specialized on-site equipment and skilled operators.

•

Vacuumation. We provide routine and emergency response vacuumation services to: (1) reclaim dry and liquid spillages such as powder, slurry and water for re-use in the steel making process; and (2) remove unwanted spillages from the customer’s site.

•	Stevedoring. We offer stevedoring services to load finished products onto or unload raw materials from ships for our customers.

We leverage our excellent customer relationships to actively pursue new types of service offerings to grow our business.

North American Operations

In North America, we are the largest provider of five of our six primary services and the second largest provider of raw materials procurement services. We are embedded at 58 customer sites in North America, representing approximately 48% of North American steel mills. We serve four of the top five largest North American steel producers, and, in 2010, customer sites where we provided one or more services represented approximately 56% of the steel produced in North America.

We are proud of our long history of quality service and strong customer relationships in North America, which have allowed us to realize a contract renewal rate of over 96% from 2005 to 2010 based on Revenue After Raw Materials Costs. North American steel producers typically rely on outsourcing for a variety of services, and we believe we provide an attractive value proposition to those customers in cross-sell opportunities because we are often able to leverage our existing infrastructure. 11 of our 19 new North American contracts won since the beginning of 2005 were the result of cross-selling, and, as a result, we increased the average number of services per customer site in North America from 2.0 in 2005 to 2.4 in 2010. In addition to cross-selling our primary services, our embedded on-site presence and daily operational integration with our customers often allow us the opportunity to proactively propose additional outsourced services.

International Operations

Over the last six years, we have expanded from primarily serving North American steel companies to having 19% and 16% of our 2010 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, generated internationally. Our leadership position in the North American market has provided us with credibility and market recognition internationally, which has facilitated our expansion into new markets with both existing and new customers. Over the past six years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services to steel mills. Although we have only recently begun operating in these regions, in 2010 customer sites where we provided one or more services represented approximately 7.5% and 6% of the steel produced in Europe and Latin America, respectively based on production results through November 2010. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

We operate at twelve mills located in Belgium, France, Serbia, Slovakia and the United Kingdom, and we have recently commenced a comprehensive European raw materials procurement initiative that operates from our sites in Slovakia and Belgium. Our customers in Europe include ArcelorMittal, United States Steel and Tata Steel. We currently provide an average of 1.7 services at our European customer sites. We are using our current operations in Europe to grow our business both by pursuing new contracts with major steel producers and by cross-selling new services to existing customers. In addition, we believe that our raw materials procurement operations will experience steady growth in the highly fragmented European scrap market as we continue adding professionals to augment our operations in this region.

In Latin America, we currently operate at three customer sites located in Mexico and Trinidad & Tobago. Similar to our other international operations, most of our growth has been recent. In 2007, we were not operating at any customer sites in Latin America. Our customers in Latin America include leading regional and global steel producers such as Ternium and ArcelorMittal. We currently provide an average of 2.0 services at our Latin American customer sites. Our existing infrastructure in Latin America has been built to permit us to offer all of our primary mill services and procurement services, and we anticipate that these sites will provide a foundation from which we can further penetrate this geographic market.

We have established six raw materials procurement locations across Asia in China, Indonesia, Vietnam, Taiwan and Singapore. We plan to significantly expand our locations in Asian cities over the next twelve to eighteen months. Our raw materials procurement business in Asia is driven in the near-term by sourcing scrap and other raw materials from North America, Europe and Latin America for sale to our customers in Asia. For the year ended December 31, 2010, 3% of our procurement business related to procuring and arranging logistics for raw materials for our growing customer base in Asia. We believe the growth in the installed base of scrap in Asia due to continued urbanization and economic development will lead to growth for our intra-Asian procurement and sale activities. Our presence in Asia has enabled us to build strong relationships with steel producers across the region and to develop superior market intelligence. We intend to leverage our relationships and market intelligence to introduce and expand our Mill Services Group’s business in Asia. We believe that growth in our mill services business in Asia will develop as steel markets mature and become more competitive, and the value of our services will become more apparent to steel producers.

Our Market Opportunity

Efficient production of steel requires constant operation due to the high costs required to start up and heat the furnaces to the required temperatures. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. Failures by outsourced service providers can result in significant losses for their customers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

We believe the following key dynamics will drive the continued growth of the market for outsourced industrial services to the steel making industry:

Increased Outsourcing, Especially in Developing Markets

The provision of critical industrial services is generally not a core competency of steel producers, yet it is essential to the efficient operation of their complex facilities. We believe that steel producers will increasingly utilize outsourced service providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. However, we believe that as the steel industries in developing markets mature, competition among steel producers will increase and cost and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets.

Consolidation of Steel Producers Driving Outsourcing

The global steel industry has undergone significant consolidation over the last ten years. We believe that the evolution into a more consolidated, stable and competitive global steel industry has led to more sophisticated management practices which has significantly increased the international adoption of outsourced industrial services by the steel industry. Many of our customers are increasingly transferring best-practices, including the outsourcing of industrial services, across their locations worldwide.

Concentration of Outsourced Services with Fewer, Well-Established Service Providers

The outsourced industrial services market in which we operate is highly fragmented with a large number of small, local and regional service providers and very few large providers with global capabilities. Many of our large global customers require a full suite of outsourced industrial services at multiple facilities across broad geographies. In addition, these customers are seeking to decrease the administrative burden of managing multiple outsourced providers by reducing the number of vendors they engage to a manageable group of leading service providers differentiated by scale, breadth of service offering, proven service quality and safety. We believe larger outsourced service providers such as us will benefit from this trend.

Increased Emphasis on Safety and Environmental Compliance

Our customers are increasingly focused on worker safety and environmental compliance. Accordingly, our customers select industrial service providers with strong safety and environmental track records such as us. In addition to injuries, incidents can result in revenue losses from production delays, and potential financial liabilities and damage to corporate reputations.

Our Competitive Strengths

Leading Market Position

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel services market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services for steel mills. In North America, we operate at more customer sites than any of our competitors, providing mill services at approximately 48% of steel producing sites, and arranging raw material transactions on behalf of nearly all major steel producers. Our scale and market position create economies of scale, purchasing power and an ability to rapidly deploy resources and equipment, enabling us to bid competitively on contracts globally. Our leadership position in the North American market has provided us with credibility and market recognition internationally, which has facilitated our expansion into new markets with both existing and new customers. Over the past six years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

Broadest Portfolio of Services Globally

We provide the industry’s most comprehensive suite of outsourced industrial services to steel mills, enabling our customers to generate substantial cost savings through operational efficiencies while focusing on their core business of steel making. Our diversified offering of services and international presence afford us multiple entry opportunities for acquiring new customers and cross-selling. Approximately 54% of our 35 new contracts won since the beginning of 2005 were the result of selling new services to existing customers. As a result, we have increased the average number of our services offered at our customer sites by 10%, from 2.0 services in 2005 to 2.3 services in 2010.

Long-Standing Relationships with Leading Steel Producers

We have established long-standing customer relationships over the past 80 years and have served our top 10 customers, based on Revenue After Raw Materials Costs for the year ended December 31, 2010, on average for over 28 years. In addition, our customer base includes 12 of the top 15 largest global steel producers. Our services are critical to our customers’ operations, and we believe we are able to provide these services in a more cost-effective manner than if performed in-house. Our Mill Services Group employees and equipment are typically embedded at customer sites and have daily interaction with customer personnel, and our Raw Material and Optimization Group is the exclusive purchasing agent for scrap and scrap substitutes for certain of our largest customers. Our deep operational integration, combined with our record of excellent performance and customer service, has driven strong customer loyalty. In addition, our customer relationships are further supported by an industry-recognized safety record that is consistently better than industry averages and a highly qualified environmental engineering staff. As a result, our contract renewal rate has been greater than 96% from 2005 to 2010 based on Revenue After Raw Materials Costs.

Long-Term Contracted Revenue and Variable Cost Structure

We provide our services through long-term contracts with our customers, which are typically structured in a manner that reduces our sensitivity to volume changes in our customers’ production. Our contracts are also typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers. We also have a highly scalable cost structure with approximately 80% of our cash operating costs being variable, which protects our profitability during more difficult market conditions such as those experienced during 2009. In addition, our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes.

Strong Cash Flow Generation Drives Earnings Growth

Our business model and cost structure enable us to generate strong Free Cash Flow to fund Capital Expenditures and drive earnings growth. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. This discipline assures that we deploy our Free Cash Flow in a focused manner to drive stockholder returns. Throughout the recent economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings growth as steel production volumes continue to recover.

Experienced, Proven Management Team

Our executive management team has extensive experience with the members having an average of over 25 years in our industry and over 18 years with us. Our management team successfully integrated the legacy Tube City and IMS businesses, which combined in 2004, and has continued to grow our customer base while consistently improving our industry-leading safety record. Our management team has strong relations with our employees and unions, and we have not experienced any work stoppages or strikes for 19 years. In addition, our management team has executed upon our strategic plan to build our international business, increasing the contribution of international Adjusted EBITDA as a percentage of total Adjusted EBITDA from 2% in 2005 to 16% in 2010. In 2009, one of the worst years on record for steel production, our management team responded rapidly, realizing meaningful overhead cost reductions that we believe are sustainable and carefully managing equipment deployment and Maintenance Capital Expenditures, collectively resulting in expanded Adjusted EBITDA Margins and significant Free Cash Flow.

Our Growth Strategy

Continue to Grow in International Markets

We believe we have substantial international growth opportunities which will be driven by expansion of our existing market share in Latin America and Europe and continued growth in outsourcing in other markets, such as Asia and the Middle East. We believe that the rates of outsourcing steel services in the developing markets today are substantially lower than they are currently in North America. We further believe that additional opportunities exist in developing markets as steel producers discover that outsourcing certain functions enables them to be performed more cost effectively, allowing them to concentrate their attention and resources on steel making. As steel production in developing markets continues to mature and outsourcing of the services that we offer becomes more prevalent, we believe that we are well positioned to capitalize on opportunities due to our scale, existing infrastructure, proven track record and marketplace intelligence. In more developed international markets, outsourcing is common, but we believe steel producers desire more competition from proven operators such as ourselves, providing opportunities to gain market share.

Increase Penetration of Existing Customers

We believe we are in a unique position to leverage our existing relationships and embedded operations at our customer sites to cross-sell additional service offerings. Approximately 54% of our 35 new contracts won since the beginning of 2005 were the result of cross-selling, driven by our customers’ high satisfaction with our existing services, their desire to consolidate services with their best providers and our focus on offering our full array of services to our customers. More than one-half of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider, and we will seek to continue to grow through these types of market share gains. On average, we provide approximately 2.3 out of our six primary services at each customer site where we currently operate (up from 2.0 in 2005), representing a significant opportunity to grow within our existing customer base. Furthermore, we are able to offer an attractive value proposition to our customers in cross-sell opportunities because we are typically able to leverage our existing infrastructure.

Selectively Expand Service Offerings

We will continue to identify opportunities to leverage our competencies to provide value-added services beyond our existing service offerings that fulfill our customers’ evolving needs. Our embedded on-site presence and daily operational integration with our customers create unique relationships, often allowing us the first opportunity to propose additional outsourced services. We are able to provide value to our customers by using our on-site operating experience and by leveraging existing on-site resources to develop customized service offerings. For example, we have recently entered into contracts for vacuumation and related cleaning services. We also plan to expand our global Raw Material and Optimization Group into commodities that we do not currently handle in large quantities and to market our internal logistics expertise as an outsourced service. For example, we have recently procured coke, iron pellets, iron ore fines and finished steel mill products.

Maximize Profit Potential

We will continue to commit growth capital to contracts where we believe our returns will drive future profitability. We will also continue to streamline our cost structure and pay down debt in order to improve operating margins and grow earnings. In 2009, we significantly reduced overhead expenses historically incurred in our Site Operating Costs and Selling, General and Administrative Expenses, enabling us to improve our Adjusted EBITDA margins in 2009 and 2010. We believe a significant amount of the overhead cost reductions will be sustainable and that improvements in our Adjusted EBITDA margins will also be sustainable, positioning us to benefit from increased steel productions as end markets continue to recover. In addition, our goal is to continue to optimize our equipment utilization to reduce maintenance costs and drive higher cash flow, providing us flexibility to make new growth investments.

Selectively Pursue Acquisitions and Partnerships

We will selectively pursue strategic acquisitions and partnerships that will diversify our existing portfolio of products and services, expand our geographic footprint and build new customer relationships. We have successfully integrated two acquisitions in the past three years. Our management team has significant international operating experience in providing outsourced services to the steel industry and strong relationships with leading global and regional steel producers. We believe this will enable us to identify and pursue attractive acquisitions and partnerships. In September 2008, we increased our international business through our acquisition of Hanson, a United Kingdom-based provider of services to steel mills and other industrial enterprises. In 2010, we further expanded our business through the acquisition of Ontario, Canada based Total Mill Services for a purchase price of $0.5 million plus a contingent payment of up to $0.2 million. Total Mill Services provides cleaning and vacuumation services to the steel industry. We are continuing to pursue a number of international opportunities in Europe, Asia, and Latin America. We believe that by continuing to utilize our disciplined acquisition and joint venture strategies, we will be able to supplement our organic growth prospects and enhance our long-term earnings growth.

Customers

Our customer base includes the leading integrated and minimill steel producers in the world. We operate at 73 customer sites in nine countries across North America, Europe and Latin America, and our global raw materials procurement network spans five continents.

Our consistent record of cost-reduction, superior performance, safety and environmental stewardship has facilitated longstanding relationships with global steel producers. On average, we have served our top 10 customers, based on Revenue After Raw Materials Costs for the year ended December 31, 2010, for over 28 years. Our top 10 customers accounted for 81% of our Revenue After Raw Materials Costs. We provide services to each of our top customers under many contracts that cover multiple services and customer sites. The strength of our relationships with our customers and integration of our operations within our large installed base of on-site equipment create significant barriers to entry and have driven our greater than 95% contract renewal rate from 2005 to 2010 based on Revenue After Raw Materials Costs.

For the year ended December 31, 2010, our Revenue After Raw Materials Costs from our largest customer, United States Steel (together with its affiliates), represented 32% of our consolidated Total Revenue and 28% of our Revenue After Raw Materials Costs. We provide services to United States Steel under a number of contracts that together cover 33 services at 10 sites. The substantive terms of our contractual arrangements with United States Steel are organized in 25 detailed scopes of work, scrap management agreements, scrap sales agreements and stand-alone contracts. In the United States, there are 16 scopes of work, scrap management agreements and scrap sales agreements organized under two master agreements: one relating to the scopes of work and scrap management agreements entered into for scrap management, procurement, optimization and related services at six customer sites and the other relating to the scopes of work providing for metal recovery, slag processing, slab hauling, scarfing and related services at four customer sites. In Canada, a third master agreement covers all of our activities at the two United States Steel sites in Canada that we service. We have separate country-specific contracts providing for our services to United States Steel in Slovakia and Serbia. The average remaining contract life for the services we provide to United States Steel and its affiliates is approximately seven years. While we are not substantially dependent on any one contract with United States Steel, the loss of the business with this customer would likely have a material adverse effect on our results of operations.

We provide our services through long-term contracts with our customers. These contracts are typically structured in a manner that reduces our sensitivity to volume changes in our customers’ production. Our contracts are also typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers.

For the year ended December 31, 2010, 91% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our contracts generally have initial terms of between five and 10 years in length. The contracts are site-specific and typically include multiple services per customer site. Based on production volumes for the year ended December 31, 2010, we estimate that our existing contracts would generate Revenue After Raw Materials Costs of approximately $1.7 billion over their remaining terms. More than 92% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of our contracts is approximately 4.0 years. Of our current contracts, approximately 92% will expire in 2013 and beyond as measured by Service Revenue. Certain of our contracts, including contracts with our largest customer, contain provisions providing for the right to terminate for convenience through the payment of significant scheduled termination fees based on the remaining terms of the contracts.

We have a successful track record of winning new business and gaining market share, having won 35 new contracts from 2005 through 2010, including 16 contracts at sites where we did not previously provide services and 19 contracts at existing sites where we offered additional services. Ten of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider.

We evaluate and pursue new service contract opportunities by assembling multi-functional teams, including representatives from sales and marketing, engineering, maintenance, asset management, site operations and finance, to analyze opportunities and formulate comprehensive proposals. We employ a disciplined approach of preparing detailed financial analyses that incorporate pricing, revenue, fixed costs, required equipment and personnel, creditworthiness, customer reputation, historical and forecasted production volume and the unique characteristics of each mill to develop each proposal. Final decisions regarding a proposed bidding strategy are subject to final approval by an executive committee consisting of members of senior management. The time period for the bidding process typically ranges from four months to nine months, with the actual duration of such period being dependent upon the type and magnitude of the services that are involved as well as the type of equipment required.

Competition

The global outsourced steel services industry is highly competitive. Competition is based largely upon service quality, operational expertise, safety record, price, past experience, reputation and financial capability. Certain of our competitors are companies or divisions or operating units of large companies that have greater financial and other resources than we do, and a potential customer could view that as an advantage for such a competitor. In North America, primary direct competitors include: Harsco Corporation, through its Harsco Metals division; Edward C. Levy Co.; Nucor Corporation, through its acquisition of the David J. Joseph Company; Stein Steel Mill Services, Inc.; Philip Services Corporation; Sims Metal Management and Phoenix Services, LLC, although most of our service categories include one or more additional significant competitors. In Europe, Latin America and Asia, competitors include Harsco Metals, Phoenix Services, LLC, Edward C. Levy, BIS, Sims Metal Management, TSR Recycling and numerous regional service providers, including Gagneraud Industries SAS, Ortec Group, Getim, Recmix Belgium, DSU, Techint Group and Egon Evertz KG.

Excluding competition from internal support capabilities at the mills themselves, we believe that we hold a leading position within each service category in which we operate.

Competitors By Service Category

Service Category	Primary Third-Party Competitors

Scrap Management and Preparation	Harsco Metals, David J. Joseph, Gagneraud Industries SAS, Edward C. Levy Co., Phoenix Services, LLC, Stein Steel Mill Services, Inc., Kinder Morgan and local and regional competitors

Semi-Finished and Finished Material Handling	Harsco Metals, Phoenix Services, LLC Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Ports America, Inc., Kinder Morgan and local and regional competitors

Service Category	Primary Third-Party Competitors

Metal Recovery and Slag Handling, Processing and Sales	Harsco Metals, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Phoenix Services, LLC and local and regional competitors

Surface Conditioning	Harsco Metals, Edward C. Levy Co., Egon Evertz KG and local and regional competitors

Raw Materials Procurement and Logistics	David J. Joseph, OmniSource Corporation, Philip Services Corporation, Sims Metal Management, Mid Ship Logistics, TSR Recycling and local and regional competitors

Proprietary Software-Based Raw Materials Cost Optimization	David J. Joseph and Management Science Associates, Inc.

Other Services	Most of the above-named competitors, KT–Grant, Inc. and local suppliers

Intellectual Property

We own a number of registered and unregistered trademarks and service marks in the United States and abroad that we use in connection with our businesses, including: Tube City IMS®, We Create Value®, Scrap Optimiser®, Genblend®, The Evolution of Value® and certain related designs and logos. We also own four issued U.S. patents, one issued Canadian patent and one issued U.K. patent covering various devices, systems and processes related to our steel services business. We currently have no patents on any of our software, relying instead on copyright and trade secret protection. We own a number of U.S. copyright registrations covering portions and versions of our Scrap Optimiser® software applications, and we have acquired licenses to use certain third-party software in some of our software programs including our Scrap Optimiser® software applications.

Our patents all have a life of 20 years from their respective filing dates, with the earliest expiring in 2011. Our trademark and service mark registrations carry 10-year renewable terms. Our copyright registrations covering the Scrap Optimiser® software survive 70 years beyond the life of the software’s author. Our licenses to use third-party software programs, including those found in portions of our Scrap Optimiser® software, generally grant us certain renewable, non-exclusive license rights.

History and Corporate Information

We were formed by Onex on October 31, 2006 in connection with the acquisition in January 2007 of Tube City IMS Corporation from its previous owners. We operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC, a Delaware limited liability company. The Raw Material and Optimization Group traces its roots to Tube City Iron & Metal, formed in 1926 as a scrap metal dealer and processor in McKeesport, Pennsylvania. The Mill Services Group traces its roots to International Mill Service, or IMS, which started in the Cleveland, Ohio area in 1936 in the sand and gravel business and evolved into the slag processing and metal recovery business.

Through the succeeding years, each of Tube City and IMS continued to grow and expand its respective portfolio of steel mill services. Tube City and IMS were combined in 2004. Since that date, the combined enterprise has fully integrated its separate and complementary outsourced steel mill services into the largest provider of outsourced industrial services to steel mills in North America with a substantial and growing international presence.

Our principal executive offices are located at 12 Monongahela Avenue, Glassport, Pennsylvania 15045, and our telephone number is (412) 678-6141. Our website address is www.tubecityims.com. Information contained on our website is not a part of this prospectus.

Our Controlling Stockholder

Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex makes private equity investments through the Onex Partners and ONCAP families of funds and has completed more than 290 acquisitions valued at approximately $49 billion. Over Onex’s history, it has had extensive experience investing in outsourcing-focused and industrial businesses. Onex’s recent investments include Spirit AeroSystems, Inc., Allison Transmission, Inc., Husky Injection Molding Systems Ltd., Carestream Health, Inc. and Emergency Medical Services Corporation. Onex’s businesses generate annual revenues of C$37 billion, have assets of C$42 billion and employ over 240,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol “OCX.”

Employees

As of December 31, 2010, we employed approximately 3,500 people, approximately 2,950 of whom are hourly employees. As of December 31, 2010, approximately 48% of our North American hourly employees are covered by 30 collective bargaining agreements. Labor agreements with these unions expire periodically through April 2015. Approximately 10% of our North American hourly employees are covered by collective bargaining agreements that expire before December 31, 2011. Our management team has strong relations with our employees and unions, and we have not experienced any work stoppages or strikes for 19 years.

Seasonality

Our consolidated results are not significantly impacted by seasonality. From time to time we have experienced a slight decrease in revenue during the winter months at certain customers’ sites.

Regulatory Considerations—Environmental, Safety and Quality Matters

Our business, like that of our customers and competitors, is subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of hazardous materials and solid and hazardous waste, air emissions, wastewater discharges, investigation and the cleanup of contaminated sites and occupational health and safety. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk associated with our operations and those of our customers and competitors in the steel industry. Certain of our operations, including metal recovery, slag processing, materials handling, scrap management and surface conditioning, may require permits for air emissions, wastewater discharges, or other environmental impacts. These permits contain terms and conditions that impose limitations on our production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. We periodically monitor the regulatory status of each of our facilities, including changes in operations, to ensure compliance with applicable environmental regulations. Although we have been involved from time to time in environmental regulatory or judicial proceedings, we believe that our business currently is in substantial compliance with applicable environmental laws and regulations. However, environmental regulations are becoming increasingly stringent, and we may be subject to enhanced enforcement. If we are not in compliance with applicable environmental, health and safety requirements, or the permits required for our operations, we could be subject to material fines or penalties and, potentially, criminal sanctions, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. We could also face the risk of termination under our contracts for the facility where the violation occurred. In addition, we could be required to make significant expenditures to cure violations, or as a result of increases in production that trigger more significant requirements under existing environmental laws or requirements under future environmental laws. See “Risk Factors—Our business is subject to environmental regulations that could expose us to liability, increase our costs of operations and otherwise have a material adverse effect on our results of operations.”

We conduct regular worker safety compliance audits, maintain a comprehensive safety manual and engage in continuous worker safety training. All employees at a site are required to pass our medical surveillance program prior to performing work. Our employees participate in ongoing environmental and safety awareness training, which is incorporated into continuous job requirements. Our employees periodically meet with customers to develop mutually beneficial standard operating procedures designed to increase work safety and efficiencies. Site construction incorporates all government-required industrial hygiene and environmental safeguards. We provide for the maintenance of safety and environmental controls and devices on an ongoing basis.

We have obtained ISO 9001 quality certification at the following facilities: Gary, Indiana; Mansfield, Ohio; Middletown, Ohio; Fairfield, Alabama; Granite City, Illinois; Ecorse, Michigan; West Mifflin, Pennsylvania; and Kosice, Slovakia.

Properties

With the exception of our owned facilities in Glassport and West Mifflin, PA and Scunthorpe, England, we generally occupy space for our operations either through a lease or a license executed in connection with our customer contracts. Our Raw Material and Optimization Group is headquartered at our Glassport, PA facility and our Mill Services Group is headquartered at our Horsham, PA facility, which is leased. The Horsham, PA lease expires in 2016.

Our properties are as follows:

Headquarters and Administration

Location	Description	Owned/Leased

Glassport, PA	Corporate Headquarters	Owned
Horsham, PA	Administrative Offices - Mill Services Group	Leased
New Castle, PA	Administrative Offices - Mill Services Group	Leased
Schererville, IN	Administrative Offices - Raw Material and Optimization Group	Leased
Marseilles, France	National Headquarters	Leased
Monterrey, Mexico	National Headquarters	Leased
Scunthorpe, United Kingdom	National Headquarters	Owned

Mill Services Group
Location	Description	Owned/Leased

North American Operations

Belle Vernon/Monessen, PA	Processing Site	Leased
Braddock, PA	Operating Site	Leased
Burns Harbor, IN	Operating Site	Leased
Ecorse, MI	Operating Site	Leased
Fairfield, AL	Operating Site	Leased
Gary, IN	Operating Site	Leased
Granite City, IL	Operating Site	Leased
Johnstown, PA	Operating Site	Leased
Mansfield, OH	Operating Site	Leased
Marion, OH	Storage Site	Leased
New Castle, PA	Processing Site	Leased
Parkesburg, PA	Lab	Leased
West Mifflin, PA	Retail Scrap Yard	Owned
Hamilton, Ontario, Canada	Operating Site	Leased
Nanticoke, Ontario, Canada	Operating Site	Leased

International Operations

Kosice, Slovak Republic	Operating Site	Leased
Smederevo, Serbia	Operating Site	Leased

North American Licensed Operating Sites

Ashland, KY	East Chicago, IN	McMinnville, OR	Rancho Cucamonga, CA
Auburn, NY	Flowood, MS	Mesa, AZ	Reading, PA
Beaumont, TX	Freeport, TX	Middletown, OH	Saukville, WI
Birmingham, AL	Ft. Smith, AR	Mingo Junction, OH	Sayreville, NJ
Bourbonnais, IL	Girard, OH	Mobile, AL	Seguin, TX
Bridgeville, PA	Jackson, MI	Monroe, MI	St. Paul, MN
Burgettstown, PA	Jackson, TN	New Castle, PA	Tuscaloosa, AL
Cartersville, GA	Jewett, TX	Norfolk, NE	Hamilton, Ontario, Canada
Cayce, SC	Knoxville, TN	Peoria, IL	L’Original, Ontario, Canada
Claymont, DE	Longview, TX	Petersburg, VA	Regina, Saskatchewan, Canada
Cleveland, OH	Lone Star, TX	Plymouth, UT
Darlington, SC	Marion, OH	Portage, IN

International Licensed Operating Sites

Gent, Belgium	Le Creusot, France	Puebla, Mexico	Scunthorpe,United Kingdom
Commentry, France	Marseilles, France	Couva, Trinidad	Sheffield, United Kingdom
Dunkirk, France	Monterrey, Mexico	Immingham, United Kingdom	Teeside, United Kingdom
Florange, France

Raw Material and Optimization Group

Location	Description	Owned/Leased

North American Operations

Braddock, PA	Optimization Site	Leased
Draper, UT	Procurement Location	Leased
Ecorse, MI	Optimization Site and Procurement Location	Leased
Fairfield, AL	Optimization Site and Procurement Location	Leased
Gary, IN	Optimization Site and Procurement Location	Leased
Granite City, IL	Optimization Site and Procurement Location	Leased
Greenwich, CT	Procurement Location	Leased
Hamilton, Ontario, Canada	Optimization Site and Procurement Location	Leased
Horsham, PA	Procurement Location	Leased
Hudson, OH	Procurement Location	Leased
Middletown, OH	Optimization Site and Procurement Location	Leased
Nanticoke, Ontario, Canada	Optimization Site and Procurement Location	Leased
Seattle, WA	Procurement Location	Leased
West Mifflin, PA	Procurement Location	Owned

International Operations

Gent, Belgium	Procurement Location	Licensed
Beijing, China	Representative Office	Leased
Jakarta, Indonesia	Representative Office	Leased
Smederevo, Serbia	Optimization Site and Procurement Location	Leased
Singapore	Procurement Location	Leased
Kosice, Slovak Republic	Optimization Site and Procurement Location	Leased
Kaohsiung, Taiwan	Procurement Location	Leased
Taichung, Taiwan	Scrap Yard	Leased
Ho Chi Minh City, Vietnam	Representative Office	Leased

North American Licensed Optimization Sites

Ashland, KY	Butler, PA	Claymont, DE	Portage, IN

North American Licensed Procurement Locations
Akron, OH	Canfield, OH	Pawleys Island, SC
Buffalo Grove, IL	New York, NY

In general, our licenses for operating sites are for ingress to, egress from and use of a defined area of a steel mill customer’s property. Such licenses are no-fee, are coterminous with the terms of our service contracts with the mills and obligate us to maintain the licensed premises in the condition when first used, subject to ordinary wear and tear. Operating site leases allow us to use defined areas of our customers’ property under terms substantially similar to our licenses. Our procurement locations identified as licensed locations are the home offices of our employees.

Financial Information About Segments and Geographic Areas

Financial information concerning industry segments and geographic areas is included in Note 20, Operating Segments, to our consolidated financial statements and the notes thereto included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

We are involved from time to time in various personal injury, property damage and other legal proceedings that are considered to be routine litigation incidental to our business.

We and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims. Our former landfill and waste management business, together with two non-operating subsidiaries of IU International Corporation (“IU”), were spun off to the stockholders of our Predecessor Company in October 2002. The two former subsidiaries of IU were subject to asbestos-related personal injury claims. We believe that we have no obligations for asbestos-related claims regarding the spun-off subsidiaries. In addition, we have been named as a defendant in certain asbestos-related claims relating to lines of businesses that were discontinued over 20 years ago. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to these former lines of business, we may be liable for such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses.

In June 2009, we received a draft consent order from the Pennsylvania Department of Environmental Protection (“PADEP”) with respect to certain wastewater discharges from our West Mifflin facility to a nearby water body. The draft consent order describes a variety of alleged violations by our West Mifflin facility of state environmental laws. The terms of the draft consent order, which has not been executed by us, would require us, among other things, to pay a penalty of $750,000, perform a variety of investigative and corrective actions and report our activities to PADEP. We dispute many of the contentions set forth in the draft consent order and we are in the process of negotiating a resolution of this matter with PADEP. We cannot predict the ultimate resolution of this matter.

For additional information regarding legal proceedings, see our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OUR INDUSTRY

Our Industry—Outsourced Industrial Services to the Steel Industry

Outsourced industrial services providers to the steel industry offer many critical services to steel producers’ 24-hour-a-day operations, including our primary service offerings of: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; (4) surface conditioning; (5) raw materials procurement and logistics; and (6) software-based raw materials cost optimization. Steel producers also outsource other services such as de-sulphurization, blast furnace relining, and rolling mill, furnace and caster maintenance to industrial service providers on a project-by-project basis.

Steel producers typically utilize outsourced industrial services providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. The services outsourced are highly-specialized, value-added and are performed by a skilled workforce that is embedded with and integrated into the operations at each customer site. Raw materials procurement providers like us interact with steel producers globally on a daily basis, sometimes serving as their exclusive agent for the purchase or sale of scrap and scrap substitutes used or generated in their steel and iron making processes. Due to the continuous nature of steel production, failures by outsourced service providers can result in significant losses for steel producers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have successful, longstanding track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. We estimate more than 90% of the steel mills in North America contract with us or companies that provide services similar to ours. We believe that as the steel industries in developing markets mature, competition among steel producers will increase and operating costs and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets. We believe this represents a significant opportunity for us.

Our Customers’ Industry—Steel Making

Introduction

Changes in global steel production are highly correlated to changes in gross domestic product because steel is a major input into the non-residential construction, automotive, industrial equipment and consumer appliance industries. According to consultancy group CRU International Ltd., global steel production is expected to grow at a CAGR of 6.1% between 2010 and 2015, driven by growth in emerging economies. Steel production growth in North America, our largest end market, has begun to recover from the low base of 2009 driven by economic recovery and re-stocking of inventories in the steel supply chain.

Excluding 2009, North American steel production has been relatively stable over the past 20 years with annual steel production ranging between 93 million and 118 million metric tons. Historically, North American demand has exceeded production, resulting in stable domestic production with excess demand met by imports. In recent years, trends such as strong demand in emerging markets, a generally lower value of the dollar relative to foreign currencies and rising freight rates have resulted in reduced levels of imports into North American markets.

Due to the global economic crisis, North American steel production declined precipitously in the last quarter of 2008 and the first quarter of 2009, which resulted in steel producers idling capacity in an effort to align supply with demand, preserve liquidity and reduce costs. Beginning in April 2009, steel production in North America gradually improved as economic indicators strengthened. As steel demand increased, global producers restarted previously-idled facilities, but production and industry capacity utilization currently remain below their long-term average levels. Through the end of January 2011, the U.S. steel industry capacity utilization rate has increased to 74%, compared to the 25-year average of approximately 81%.

U.S. metals service centers, the largest direct consumers of steel in the U.S., have begun to rebuild steel inventories reflecting strengthening end-user demand. According to the Metals Service Center Institute (“MSCI”), absolute total inventory levels of carbon and stainless steel in the U.S. in August 2009 reached the lowest levels since the data series began in 1977 and remained near record-low levels through the first half of 2010. As demand for steel began to recover in the second half of 2010, metals service centers in the U.S. began to restock with inventories reaching 7.7 million tons in December 2010. We expect this positive trend to continue as the recent recovery in the global economy and the key end markets should lead to a period of re-stocking marked by above average growth in the near- to medium-term.

Post-Consolidation, Restructured Steel Industry is Resilient

The North American steel industry, which was historically very fragmented, underwent a significant restructuring and consolidation during the 2001 recession. Due to several bankruptcy restructurings and industry consolidation, our customers, the steel producers, emerged with reduced cost bases, significantly improved competitive positioning and more stable capital structures. The new resiliency of the industry was clearly evidenced during the global economic crisis of 2008-2009, as steel producers reduced production in response to declining demand, reduced costs to preserve cash and accessed the capital markets to bolster liquidity.

We believe that the trend towards larger, more globally oriented steel producers has led to better discipline of global supply, and that the evolution into a more consolidated and competitive global steel industry has led to more sophisticated management practices with an increased focus on operating efficiency and costs. This has enhanced our international growth opportunities as global steel producers have increasingly adopted outsourced industrial services as part of their broader efforts to improve efficiency and lower costs.

End-Market Demand Drivers

The North American steel market is driven by general economic conditions and primarily serves the non-residential construction, automotive, industrial equipment and consumer appliance end markets. During the recent global economic crisis, these industries experienced their worst conditions in decades, causing significantly reduced demand for steel products. However, as economic conditions continue to recover, growth has resumed in key steel-consuming end markets. The construction sector, which represents a large portion of North American steel demand, reached a cyclical trough in 2010 and shows signs of improvement as the North American economy continues to recover.

While U.S. construction starts have stabilized, the recovery is expected to begin after, and be more protracted than, the recovery in the automotive and general industrial sectors. F.W. Dodge forecasts non-residential construction to grow at a CAGR of 16.9% between 2010 and 2015.

North American automotive production has significantly increased since the trough in 2009, with total light vehicle production at 11.8 million units in 2010, due to improving demand for new vehicles and low dealer inventories. The independent research provider J.D. Power & Associates projects North American production to increase at a CAGR of 7.2% between 2010 and 2014.

U.S. industrial production has rebounded from 2009, when it decreased by 9.3%. The Philadelphia Federal Reserve projects U.S. industrial production to increase by approximately 3.7% in 2011 and 2012.

U.S. demand for major household appliances is also expected to rebound following a decrease in annual domestic unit demand of 18.9% from 2006 to 2009. As the U.S. economy and housing markets recover, demand is expected to increase with a unit CAGR of 3.9% between 2010 and 2015.

While our business is not driven by fluctuations in steel prices, we believe that the substantial increases in steel prices announced in the fourth quarter of 2010 are another indication that we are in the early stages of a significant recovery in global steel demand. We believe that strong global demand for steel supports production growth for North American steel producers, our primary market, and increases our growth opportunities globally.

Global Steel Industry Outlook

In the fourth quarter of 2010, North American steel production was up 12% versus the same period in the prior year. Global steel volumes were up 9% for the same period, and the outlook for global steel consumption continues to be robust, reflecting strong economic conditions and growing demand for steel in emerging economies. A growing middle-class population, the development of infrastructure, proactive government stimulus programs and increasing urbanization in countries like Brazil, Russia, India and China (the “BRIC” countries) are driving global steel demand. Collectively, the BRIC countries represent approximately 56% of global steel consumption, according to the World Steel Association. Strong and growing steel demand benefits our business by absorbing global production supply outside of North America, thereby supporting an environment of high steel production capacity utilization in North America, our largest market. Additionally, strong global demand provides significant growth opportunities for our services, particularly as our existing global customers serve as a platform for global expansion. We are experiencing increasing adoption of our outsourced services by international steel producers as they seek to increase efficiency and focus their resources on core steel making activities.

CRU International Ltd. forecasts steel production to grow at CAGRs of 7.0%, 5.7%, 8.2%, and 7.4% in Brazil, Russia, India and China, respectively, from 2010 through 2015, resulting in an overall CAGR of 7.4% for these four countries.

Industry Sources

Below is an overview of the industry sources that we cite in this prospectus:

•

CRU International Ltd. (Dated January 2011): CRU International Ltd. is a leading authority for the world of metals and mining, power and cables, fertilizers and chemicals, which offers its services to a variety of entities within the marketplace, including investors, companies, governments and non-governmental organizations. Its services include consulting, pricing and market data production, forecasts and market analysis. The CRU International Ltd. data used in this prospectus was obtained through a subscription.

•

The World Steel Association (Dated October 2010): The World Steel Association represents a number of steel producers, national and regional steel industry associations and steel research institutes, providing global leadership on strategic issues affecting the industry, particularly focusing on economic, environmental and social sustainability. In addition, it promotes the steel industry and the development of the steel market. The data used in this prospectus was obtained from The World Steel Association’s public website and not through a subscription.

•

The Metals Service Center Institute (Dated January 2011): The Metals Service Center Institute is a trade association that supports and represents most elements of the metals value chain, including numerous metals producers, distributors, processors and, to a lesser extent, the interests of metals users. Because its primary membership consists of metals service centers (i.e., businesses that inventory and distribute metals for industrial customers and perform first-stage processing), it is able to identify and respond to the networking, educational, public policy and research needs of a broad cross-section of the metals industry. The data used in this prospectus was obtained from The Metals Service Center Institute’s public website and not through a subscription.

•

IBIS World, Inc. (Dated December 2010): IBIS World, Inc. is a leading independent publisher of U.S. industry research, covering a variety of different market segments and providing outsourced, objective industry reports in response to market research questions. The IBIS World, Inc. data used in this prospectus was obtained through a subscription.

•

The American Iron and Steel Institute (Dated February 2011): The American Iron and Steel Institute works to promote the use of steel and the steel market, enhance the competitiveness of the North American steel industry and assist the North American steel industry in the public policy arena. It also plays a role in the development and application of new steels and steelmaking technology. The data used in this prospectus was obtained from The American Iron and Steel Institute’s public website and not through a subscription.

•

Federal Reserve Statistical Release and The Livingston Survey (Dated January 2011 and December 2010, respectively): Both the Federal Reserve Statistical Release (the “Release”) and The Livingston Survey (the “Survey”) are produced by The Federal Reserve Bank of Philadelphia (the “Federal Reserve”). The Survey is the oldest continuous survey of economists’ expectations, which summarizes the forecasts of economists from industry, government, banking and academia. The Release is one of many statistical releases issued by the Federal Reserve, which gathers and publishes certain economic data, including information on principal economic indicators, bank assets and liabilities, bank structure, business finance, interest and exchange rates and industrial activity. The data used in this prospectus was obtained from Federal Reserve’s public website and not through a subscription.

•

F.W. Dodge Corporation (Dated January 2011): F.W. Dodge Corporation is a leading provider of project information, plans and specifications, industry analyses and forecasts for construction professionals in the United States and Canada. It also develops the Dodge Index, a regional and national indicator of future construction activity that is used as a yardstick for assessing the strength of the economy, providing the information needed to assess current market conditions and anticipate future trends. It currently operates as a subsidiary of McGraw-Hill Construction. The F.W. Dodge Corporation data used in this prospectus was obtained through a subscription.

•

J.D. Power & Associates (Dated 4th Quarter 2010): J.D. Power & Associates is a global marketing information firm that conducts independent, objective surveys of customer satisfaction, product quality and buyer behavior. Its services include studies, forecasting and training services, business operations analyses, and consulting. It currently operates as a business unit of the McGraw-Hill Companies. The J.D. Power & Associates data used in this prospectus was obtained through a subscription.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth certain information regarding our current directors and executive officers.

Name	Age	Position
Joseph Curtin	64	President, Chief Executive Officer and Director
Raymond S. Kalouche	48	Chief Operating Officer; President and Chief Operating Officer of the Mill Services Group
J. David Aronson	44	President and Chief Operating Officer of the Raw Material and Optimization Group
Daniel E. Rosati	48	Executive Vice President and Chief Financial Officer
Thomas E. Lippard	67	Executive Vice President, General Counsel and Secretary
John J. Connelly	64	Director
I Michael Coslov	69	Director and Non-Executive Chairman of the Board
Timothy A.R. Duncanson	43	Director
Colin Osborne	46	Director
Manish K. Srivastava	31	Director
Patrick W. Tolbert	65	Director

Set forth below is a brief description of the business experience of each of our executive officers and directors:

Executive Officers

Joseph Curtin was appointed President and Chief Executive Officer in August 2009, at the same time he joined our board of directors. He served as Vice-Chairman from August 2008 until August 2009. Prior to his appointment as President and CEO, Mr. Curtin served as President and Chief Operating Officer of our Raw Material and Optimization Group, a position he held since December 2004. From July 1995 to December 2004, Mr. Curtin served as President and Chief Operating Officer of our subsidiary Tube City, which he joined in 1983. From 1977 to the present, Mr. Curtin has been involved in trading operations, sales and marketing in the metal recycling industry. He received a bachelor of arts degree from the University of Pittsburgh in 1968 and a masters of business administration from Duquesne University in 1977.

With decades of experience in the steel industry, including his 27 years with us, Mr. Curtin is able to leverage his expansive knowledge of our business to assist the board of directors in growing and developing our successful international industrial services business.

Raymond S. Kalouche was appointed corporate Chief Operating Officer in August 2009 and continues to serve as the President and Chief Operating Officer of our Mill Services Group, a position he has held since December 2004. He joined IMS in 1989 and spent his early career in the Surface Conditioning Division. He proceeded to hold various positions in the Technical Services, Marketing and Operating Departments. In 1998, Mr. Kalouche was promoted to Vice President of Operations Planning of IMS. In 2000, he was named Senior Vice President–General Manager of IMS, and from 2002 to May 2004 he served as Executive Vice President and Chief Operating Officer of IMS. Mr. Kalouche was named President and Chief Executive Officer of IMS in May 2004. He earned his bachelor of science degree in Civil Engineering from The Ohio State University in 1983. He also earned a master’s degree from The Ohio State University in Civil Engineering in 1985.

J. David Aronson was appointed President of our Raw Material and Optimization Group in August 2008 and was named Chief Operating Officer of that group in August 2009. He is responsible for the growth and diversification of the group. From December 2004 to August 2008, Mr. Aronson served as Executive Vice

President–Outsourced Purchasing, of our Raw Material and Optimization Group, where he was responsible for its domestic and international trading operations. He has worked in the scrap industry since 1989 and joined Tube City in 1991 as an account executive. In 1993, Mr. Aronson was promoted within Tube City to Midwest Region District Manager, a position he held until he was named senior vice president in 1996 and subsequently promoted to his current position in 2004. Mr. Aronson received a bachelor of arts degree from the University of Wisconsin in 1989.

Daniel E. Rosati was appointed an Executive Vice President in 2009 and he continues to serve as our Chief Financial Officer, a position he has held since 2004. Mr. Rosati was appointed Vice President in 2004 and Senior Vice President in 2007. He joined Tube City in January 2003 as Vice President and Chief Financial Officer. Mr. Rosati is responsible for all financial aspects of our business, including treasury, financial reporting and analysis, back office administration and information technology. Prior to joining Tube City, Mr. Rosati was the Director of Finance for Black Box Corporation, a publicly traded distributor of network infrastructure products and provider of network installation services. Prior to that, from 1984 to 1993, Mr. Rosati was Senior Tax Manager with Arthur Andersen’s Pittsburgh office. Mr. Rosati graduated from Duquesne University in 1984 with a bachelor of science in business administration. He qualified as a certified public accountant in 1987.

Thomas E. Lippard was appointed our Executive Vice President in January 2007 and our Vice President, General Counsel and Secretary in April 2005. He joined Tube City in January 1997 as Senior Vice President of Finance and Administration, Secretary and General Counsel, having served as outside counsel to Tube City since 1970. In 2002, he was named Executive Vice President of Finance and Administration, Secretary and General Counsel of Tube City. From 1968 to 1996, Mr. Lippard was a lawyer in private practice, most recently as a partner at Thorp, Reed & Armstrong in Pittsburgh. Mr. Lippard attended Haverford College, earned a bachelor of arts degree from the University of Pittsburgh in 1965 and a juris doctor from the University of Chicago in 1968.

Board of Directors

John J. Connelly was elected to our board of directors in October 2008. Mr. Connelly began his career at United States Steel International in 1971. He progressed through increasingly responsible positions at United States Steel International and at United States Steel’s Commercial and Tubular Products divisions over the next 23 years. He was elected a corporate officer of United States Steel in 1994. Over the next ten years, he served as President of United States Steel International, President of USX Engineers and Consultants, and President of MetChem (USX’s Mining Engineering Services Company). From 2004 through his retirement in 2008, Mr. Connelly served as Senior Vice President/Strategic Planning and Business Development, and a member of the US Steel Executive Management Committee. He was Chairman of the Board of USS–POSCO Industries, a joint venture with South Korea’s largest steelmaker. He was a member of the American Iron and Steel Institute and the International Iron and Steel Institute. Mr. Connelly currently serves on the board of directors of the Audia Group in Washington, PA, where he is a member of the Audit and Executive committees. Mr. Connelly received a bachelor’s and master’s degrees from Duquesne University, Pittsburgh, PA.

Mr. Connelly’s nearly forty years experience as a senior executive in the steel industry enables him to provide valuable insights into our customer base and the outsourced industrial services we provide. His broad international experience, including his tenure with United States Steel International and as Chairman of the Board of USS–POSCO Industries, is also of particular value to our board of directors.

I Michael Coslov was elected Chairman of our board of directors in December 2004 and had served as Chief Executive Officer of our company and its various predecessors from June 1987 through August 2009, when he retired from our day-to-day operations. He continues to serve as our Non-Executive Chairman of the Board. He had been involved in the operations of Tube City since 1963. He received a bachelors degree from Duquesne University in 1963.

Mr. Coslov’s knowledge of all aspects of our business and his historical understanding of its operations position him well to serve as our Non-Executive Chairman. His experience in various leadership positions with the Institute of Scrap Recycling Industries and as our former CEO allows him to bring necessary skills to the board of directors.

Timothy A.R. Duncanson was elected to our board of directors in January 2007. He is currently a Managing Director of Onex Corporation and serves on the boards of Tropicana Las Vegas Hotel and Casino, Inc. and Huron University College. Prior to joining Onex in 1999, Mr. Duncanson was an Associate in Mergers & Acquisitions at Lazard Freres & Co. in New York. He was also an Investment Analyst with Mutual Asset Management Ltd. Mr. Duncanson earned his bachelor’s degree from Huron University College in 1990. He earned his master’s degree in public policy from Harvard University and a masters of business administration from the Harvard Graduate School of Business Administration in 1997. Mr. Duncanson is a chartered financial analyst.

Mr. Duncanson’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board. As an executive with Onex, our controlling stockholder, he has extensive knowledge of our business. His service on other boards of directors over the years allows him to provide our board of directors with a valuable perspective on corporate governance issues.

Colin Osborne was elected to our board of directors in January 2007. He is currently President and CEO of Vicwest Income Fund, an income trust publicly traded on the Toronto Stock Exchange, positions he has held since October 2007. Vicwest operates 15 manufacturing sites in Canada producing metal fabricated construction and storage products for the agricultural, building construction, and heavy industrial markets. Prior to joining Vicwest, Mr. Osborne served as the President and CEO of Caelan Consulting Inc., which provides consulting services in the metals, mining and manufacturing sector, with a focus on business assessment and strategic planning. Prior to joining Caelan Consulting in 2006, he served in various positions at Stelco Inc., a major Canadian steel producer, from 1995 to 2006, most recently serving as the Chief Operating Officer. Mr. Osborne also served as the Senior Vice President of Strategic Planning & Business Development, and Vice President and General Manager of Operations at Hamilton Steel Division, Stelco Inc. Mr. Osborne was serving as an executive officer when Stelco filed for protection under the Canadian Companies Creditors Arrangement Act in 2004. Mr. Osborne currently serves on the board of Vicwest Income Fund, McMaster Innovation Park, and Thomson-Gordon Inc. He earned a bachelor’s degree in Engineering from McGill University (Montreal, Quebec) in 1987.

Mr. Osborne is able to offer the board of directors sound business and financial strategies gathered through his years of leadership experience in the steel industry. His senior executive positions at various companies give him the experience to critically review the various business and industry considerations necessary to run a successful industrial services business such as ours. His service on other boards enables him to share best practices with our board of directors.

Manish K. Srivastava was elected to our board of directors in November 2010. He is currently a Director at Onex Corporation. Prior to joining Onex in 2004, Mr. Srivastava worked in investment banking for three years with Greenhill & Co. and J.P. Morgan in New York. He earned a Bachelor of Arts degree in Economics from McGill University in 2001.

Mr. Srivastava’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board. As a Director with Onex, our controlling stockholder, he has extensive knowledge of our business.

Patrick W. Tolbert was elected to our board of directors in October 2008. He is currently Chief Financial Officer of Sitel Worldwide Corporation, an Onex portfolio company. He retired as Executive Vice President and Chief Financial and Administrative Officer for LSG Lufthansa Service Holding, AG, a wholly-owned subsidiary of Lufthansa German Airlines, after a distinguished career as the Executive Vice President and Chief Financial and Administrative Officer of Onex Food Services, Inc., which LSG acquired full ownership of in 2001. While at LSG he was a member of the Executive Management Board and Supervisory Board, and was responsible for leadership in the integration of LSG with Onex Food Services, Inc. Mr. Tolbert earned a bachelor’s degree in economics and a master’s degree in business administration from Auburn University. Mr. Tolbert also serves on the boards of directors of Husky Injection Molding Systems Ltd., where he is a member of the Audit Committee, and Sitel Worldwide Corporation.

Mr. Tolbert’s extensive executive experience, expertise and background makes him a valuable member of our board of directors. His high level of financial expertise is also of great value to our board and well qualifies him to serve as a director.

Code of Ethics

We have adopted a Code of Ethical Conduct for our senior executives and employees. Our Code of Ethical Conduct will be made available in print, free of charge, to any person who requests it in writing.

Audit Committee

Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the consummation of this offering. Our audit committee is responsible for: (1) reviewing the adequacy of internal accounting controls; (2) reviewing the results of our annual audit and audit reports; (3) reviewing disclosures by our auditors concerning relationships with us and our affiliates; (4) pre-approving services provided by the auditors; (5) reviewing the performance of the auditors; and (6) annually recommending auditors to our board of directors and preparing such reports or statements as may be required by securities laws. The audit committee has such power and authority as is necessary to fulfill the duties and obligations set forth in the Audit Committee Charter.

The members of the audit committee are currently Messrs. Osborne, Connelly and Tolbert. Mr. Tolbert serves as chairman of our audit committee. Our board of directors has determined that Mr. Tolbert qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K based on his education and experience in his respective fields. Messrs. Osborne and Connelly are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the rules of the NYSE. Mr. Tolbert may not qualify as an independent director for purposes of the audit committee but nevertheless is able to serve as a member of the audit committee for a period of up to one year under a transitional rule.

Compensation Committee

Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the consummation of this offering. The compensation committee provides assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and will assist the board of directors in producing a prospectus on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

The members of the compensation committee are currently Messrs. Duncanson, Srivastava, Osborne Connelly and Tolbert. Mr. Duncanson serves as chairman of the compensation committee. Prior to the consummation of this offering, our compensation committee will maintain a sub-committee comprised of Messrs. Connelly and Osborne to consider performance-based compensation subject to Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the consummation of this offering. The nominating and corporate governance committee provides assistance to the board of directors by identifying qualified candidates to become board members, selecting nominees for election as directors at stockholders’ meetings and to fill vacancies, developing and recommending to the board a set of applicable corporate governance guidelines and principles as well as oversight of the evaluation of the board and management.

The members of the nominating and corporate governance committee will be Messrs. Duncanson, Srivastava, Connelly and Osborne. Mr. Duncanson serves as the chairman of the nominating and corporate governance committee.

Director Independence and Controlled Company Exemption

Our board of directors has affirmatively determined that Messrs. Osborne and Connelly are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the rules of NYSE. Mr. Tolbert may not qualify as an independent director for purposes of the audit committee but nevertheless is able to serve as a member of the audit committee for a period of up to one year under a transitional rule.

We are a “controlled company” as defined in the NYSE corporate governance rules and expect that we will continue to be a “controlled company” upon completion of this offering. Controlled companies are exempt from NYSE corporate governance rules that would otherwise require a majority of the members of the board of directors be independent and that the board of directors have a compensation committee and a nominating and corporate governance committee composed of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE’s corporate governance requirements. See “Risk Factors—We are a ‘controlled company,’ controlled by a control group, whose interests in our business may be different from yours,” and “—Because our board of directors is not required to consist of a majority of independent directors, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Onex may have a controlling influence over our board, and the interests of Onex may conflict with the interests of our other stockholders.”

COMPENSATION DISCUSSION AND ANALYSIS

This section provides an overview and analysis of our compensation program and policies, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. The discussion below is intended to help you understand the detailed information provided in our executive compensation tables and put that information into context within our overall compensation program. The “Committee” as used in this section refers to the Compensation Committee of the board of directors.

Background

On January 25, 2007, we acquired 100% of Tube City IMS Corporation’s capital stock from its previous owners. In connection with this Onex Acquisition, we entered into employment agreements with each of our named executive officers, or “NEOs.” Each of our NEOs also made a significant investment in our equity on January 25, 2007. On August 14, 2009, Joseph Curtin, who was previously the Vice-Chairman and Chief Operating Officer of our Raw Material and Optimization Group, was elevated to President and Chief Executive Officer. At that time, I Michael Coslov retired as Chief Executive Officer and became our Non-Executive Chairman of the Board and, therefore, ceased to be an NEO. Our NEOs’ names and current titles are listed below.

Name	Title

Joseph Curtin	President, Chief Executive Officer and Director

Raymond S. Kalouche	Chief Operating Officer; President and Chief Operating Officer of the Mill Services Group

J. David Aronson	President and Chief Operating Officer of the Raw Material and Optimization Group

Daniel E. Rosati	Executive Vice President and Chief Financial Officer

Thomas E. Lippard	Executive Vice President, General Counsel and Secretary

Compensation Philosophy and General Objectives

Our compensation program is designed to attract and retain employees who are able to meaningfully contribute to our success. The program has been structured both to reward employees for past performance and to provide an incentive for future achievement. We also strive to align the interests of our executive officers with our stockholders by providing our executive officers with equity interests in us. In designing the compensation program, we have been mindful of fairness to all stakeholders.

Executive Compensation Components

At the time of the Onex Acquisition, we entered into new employment agreements with our NEOs, terminated the existing stock option plan and established the Restricted Stock Plan in which each of our NEOs participates. The current principal elements of compensation for each of our NEOs are:

•	base salary;

•	annual bonus;

•	restricted stock grants;

•	perquisites and other personal benefits; and

•	retirement benefits.

In addition, in connection with the completion of this offering we will adopt the TMS International Corp. Long-Term Incentive Plan (the “Long-Term Incentive Plan”).

Why We Choose to Pay Each Element

Our employment agreements with our NEOs, which were entered into at the time of the Onex Acquisition, were negotiated with representatives from our majority stockholder, Onex, a private equity fund which has substantial experience in establishing management compensation programs.

While we have not used formal benchmarking in determining base salaries, our board of directors has substantial experience with setting compensation for executives in various industries and believe that our NEOs’ base salaries are competitive relative to similar positions at companies performing similar functions. We believe these base salary levels provide us with the ability to attract and retain employees with a proven record of performance. The initial salary levels agreed to in the employment agreements were the same as those in effect at the time of the Onex Acquisition. These salaries are subject to periodic review and increase, and have been increased since the Onex Acquisition.

We use incentive compensation, including bonuses, to provide a substantial cash payment opportunity based upon our achievement of budgetary and other objectives. In recent years we have had a bonus plan that set aside a calculated bonus pool that was allocated to individual employees by senior management on a discretionary basis. Each of our NEOs is entitled to incentive compensation under his employment agreement and each participates in our bonus plan.

Prior to 2009, our bonus pool was equal to 7% of our pre-bonus Adjusted EBITDA, adjusted for non-recurring items.

For 2009, the size of our bonus pool was based upon our attainment of a specified level of pre-bonus Adjusted EBITDA and our generation of cash-flow above the levels required to meet our cash flow needs for the year. Pursuant to this structure, no bonuses would be paid if the level of pre-bonus Adjusted EBITDA was less than $60 million. As the pre-bonus Adjusted EBITDA increased above $60 million, the bonus pool ranged from $10% to 20% of the calculated base described above. In each case, the size of the pool would be adjusted to decrease as Maintenance Capital Expenditures increased and was subject to clearing a fixed change hurdle to reflect investments that had been made related to new sites and contracts. Our 2009 results were such that the actual bonus pool was equal to 15% of the following calculation: pre-bonus Adjusted EBITDA (adjusted for a non-recurring item) of $82.0 million less each of (1) Maintenance Capital Expenditures of $15.8 million; (2) a $37.0 million fixed charge hurdle; and (3) a $1.0 million calculated charge for Growth Capital Expenditures related to new sites and contracts in 2009.

For 2010 and subsequent years, we made significant changes to our bonus plan designed to more closely align financial and personal goals with the interests of our stockholders. We believe the structure of the 2010 bonus plan (“the Bonus Plan”), which contains both a personal goal and a Company-wide goal component, serves as a better tool to incentivize employees by providing a direct connection between their individual performance and the amount of their bonus. The Bonus Plan also retains a discretionary component, and is subject to certain minimum thresholds. The bonus for individuals is a function of five elements: (1) the individual’s base salary; (2) a target bonus percentage; (3) a financial goal attainment factor; (4) a personal goal attainment factor; and (5) a discretionary factor.

Annual bonuses are calculated as follows:

Individual’s base salary

X

Target Bonus percentage

X

Financial Goal Attainment Factor (expressed as a percentage)

X

Personal Goal Attainment Factor (expressed as a percentage)

+/-

Discretionary Adjustments

The NEOs’ target bonus percentages are recommended by the Committee and approved by the board of directors.

The financial goal attainment factor is a Company-wide factor. Each year the Committee recommends and the board of directors approves a targeted financial metric which establishes a goal level of pre-bonus Adjusted EBITDA less targeted Maintenance Capital Expenditures. The financial goal attainment factor is calculated as a percentage of the targeted financial metric.

The personal goal attainment factor is based upon each individual participant’s attainment of his or her individual goals for the specific year. The personal goals are established by the individual participant’s supervisor with the input of the participant and approved by other members of management. The personal goals are generally tied into achievements that will improve our overall value (e.g., activities which diversify our international presence, attainment of new customers). The personal goals are reviewed at the end of the year relative to actual performance, and a determination of the personal goal attainment factor (i.e., a percentage of the personal goals actually attained) is made.

The percentage by which the actual financial metric differs from the targeted financial metric is doubled in determining the financial goal attainment factor. For example, if we achieve an actual metric that is 90% of the targeted metric (a 10% shortfall), the financial goal attainment factor is 80% (the 10% shortfall x 2 or 20% shortfall). Conversely, if we achieve an actual metric that is 110% of the targeted metric, the financial goal attainment factor is 120%. If the actual financial metric is less than 75% of the targeted metric, no bonus is paid.

By way of illustration, if the individual has a base salary of $100,000 with a target bonus percentage of 20% and we achieve an actual financial metric of 95% of our target (and the individual achieves 100% of his or her individual goals), then the bonus would be as follows: $100,000 x 20% x 90% (i.e. two times the 5% shortfall) x 100% = $18,000.

In January 2010, we adopted a supplemental bonus plan for Messrs. Curtin and Aronson in order to insure that Mr. Aronson was compensated at a rate commensurate with other top performers at companies that buy and sell metals and other commodities and to recognize Mr. Curtin’s new leadership role as chief executive officer. The supplemental bonus entitles each of Messrs. Curtin and Aronson to earn an additional $150,000 in the event we achieve at least 75% of our target Adjusted EBITDA, which we did in 2010. In 2011, Mr. Kalouche was added as an additional participant in the supplemental bonus plan. We did not use formal benchmarking in determining the size of the supplemental bonus; rather, we relied upon the judgment of the Committee, taking into account the Committee’s perception of the amounts necessary to retain and reward Messrs. Aronson and Curtin given then existing competitive forces and other potential opportunities.

We believe that the interests of our senior management should be aligned with that of our stockholders, and to that end, in connection with the Onex Acquisition, each of our executive officers made a significant investment in our equity. To further align those interests, and to aid us in attracting, retaining and motivating key employees, we adopted our Restricted Stock Plan at the time of the Onex Acquisition. Our NEOs were awarded shares of common stock (which become shares of class B common stock as a result of the Share Recapitalization) under the Restricted Stock Plan based on an assessment of their relative level of responsibility and their contribution to our overall operating and financial performance. We do not otherwise maintain formal equity ownership guidelines for our executives.

We believe that the various components of our compensation package, in the aggregate, provide a strong link between compensation and performance. We also believe that such elements, align the interests of our employees with our stockholders by creating a strong compensatory incentive to successfully drive growth in our earnings, maintain our industry-leading safety record and achieve the goals we set for our individual executives and our business.

How We Choose Amounts for Each Element of Our Compensation Program

We do not allocate between cash and non-cash compensation or between long-term and current compensation based on a formula. Overall compensation is set sufficiently high to attract and retain talented management, to reward outstanding accomplishments in achieving corporate objectives and in performing general management responsibilities, and to provide an incentive to maximize our long-term growth and value.

We believe it is important to align the interests of our NEOs and stockholders and to reward our NEOs for our overall performance and increase in value. Each of our NEOs has a significant equity investment in us as a result of investments made by our NEOs at the time of the Onex Acquisition and from awards under the Restricted Stock Plan.

While we may use formal benchmarking and peer group comparables in the future in establishing compensation levels of our NEOs, we have not relied on any formal benchmarking or set compensation levels by reference to any particular peer group.

In late 2008, Towers Perrin (now known as Towers Watson) was engaged to conduct an executive compensation assessment of our NEOs. The consultant was instructed to evaluate our peer group of comparable, publicly traded companies supplemented by published survey data. The consultant concluded that the nature of our business required it to use multiple industry groups in order to generate the report. Due to a number of factors, including the lack of direct publicly-traded comparables, changes in the commodity end markets and compensation levels of the companies included in the report, the promotions and changes in our management that took place in 2009, and the economic recession, the Committee chose not to base its compensation decisions on this report and has not commissioned a further report.

Individual Elements of Our Compensation Program

Base Salary

In 2010, our NEOs were paid base salaries as required by their then current employment agreements. We entered into new employment agreements at the time of the Onex Acquisition with each of the NEOs.

The agreements provide for the same base salary the executive was receiving at the time of the Onex Acquisition, subject to increases from time to time. While the agreements do not permit unilateral decrease, in response to the prevailing economic climate, our NEOs voluntarily undertook salary reductions in the third quarter of 2008. Salary levels were subsequently restored in the third quarter of 2009.

Effective January 1, 2011, the NEOs’ base salaries are:

Name	Base Salary effective January 1, 2011 ($)
Joseph Curtin	$650,000
Daniel E. Rosati	350,000
Raymond S. Kalouche	600,000
J. David Aronson	650,000
Thomas E. Lippard	521,375

Each NEO’s employment agreement has a five-year term commencing January 25, 2007 through January 24, 2012 and provides for automatic successive one-year renewals thereafter unless either party provides the other with 60 days notice of an intention not to renew before the end of the initial or any renewal terms.

Bonus

The bonuses set forth in the Summary Compensation Table below for 2009 and 2008 were not paid pursuant to a formulaic plan for each individual, but were paid on a discretionary basis, upon our board of directors’ approval and reflect both the executive’s individual performance and our operating performance during a given year.

Each NEO’s employment agreement provides that the NEO is eligible to participate in a bonus plan to be established by us, as determined by our board of directors in its sole discretion and based upon our achievement of budgetary and other objectives to be set by the board of directors or the Committee.

The Committee recommended a 2009 bonus plan as an incentive to reward overall financial performance and, in doing so, created a bonus pool formulation tied to pre-established key financial metrics. For 2009, the bonus pool was equal to 15% of the following calculations: pre-bonus Adjusted EBITDA (adjusted for a non-recurring item) of $82.0 million less each of: (1) Maintenance Capital Expenditures of $15.8 million; (2) a $37.0 million fixed charge hurdle; and (3) a $1.0 million calculated charge for Growth Capital Expenditures related to new sites and contracts in 2009. The formula for determining the size of the 2009 bonus pool was arrived upon as a result of negotiations and discussions between members of the Committee, including representatives of Onex, our controlling stockholder, on the one hand, and members of our senior management team on the other. The key factors in determining the size of the bonus pool was to reward overall financial performance as measured by the pre-established financial metrics described above.

The distribution for 2009 was recommended by our CEO and the Committee and approved by our board of directors. The bonus allocation was made based upon subjective evaluation of performance by each participant’s supervisor, including, in the case of our named executive officers, a subjective evaluation by our chief executive officer as reviewed with the Committee. Performance was not measured against pre-established personal goals or individual objectives. The bonuses set forth in the Summary Compensation Table for a given year are those bonuses that were earned under the bonus plan for that year. Individual amounts were recommended by our CEO and the Committee based on the respective NEO’s level of authority and responsibility and the achievement of budget. As part of its subjective determination, the Committee recognized that, during one of the worst years on record for steel production, the management team led by our NEOs responded rapidly, realized meaningful cost reductions and carefully managed equipment deployment and Maintenance Capital Expenditures, collectively resulting in expanded Adjusted EBITDA Margins and significant Free Cash Flow. Bonuses earned in a given year are generally paid in March of the following year. However, in 2009 the bonuses paid pursuant to the 2008 bonus pools were paid in installments through September 2009.

Our Financial Goal Attainment Factor for 2010 under the Bonus Plan was 165.82%. For a description of the Bonus Plan, see “Why We Choose to Pay Each Element.” The 2010 bonuses paid to our NEOs under the Bonus Plan were:

Name	Bonus
Joseph Curtin	$1,326,534
Daniel E. Rosati	497,450
Raymond S. Kalouche	1,360,717
J. David Aronson	1,160,717
Thomas E. Lippard	580,359

In addition, pursuant to a supplemental bonus plan, each of Messrs. Curtin and Aronson (i) was paid $75,000 for his performance in 2009 and (ii) was paid an additional $150,000 for his performance in 2010.

Our NEOs’ target bonuses for 2011 under our Bonus Plan are as follows:

Name	2011 Target Bonus
Joseph Curtin	$800,000
Daniel E. Rosati	350,000
Raymond S. Kalouche	700,000
J. David Aronson	700,000
Thomas E. Lippard	350,000

Stock Incentive Awards—Restricted Stock Plan

The Restricted Stock Plan was adopted in January 2007 and shares were awarded pursuant to the Restricted Stock Plan in February 2007. The Restricted Stock Plan was structured both to reward employees for past performance and to provide an incentive for future achievement. It strives to achieve this objective by promoting an increased ownership motivation among our executive officers by providing additional equity interests in us.

The Restricted Stock Plan makes available for award 2,182 shares of our common stock (which have become shares of class B common stock following the Share Recapitalization). The number of shares made available under the Restricted Stock Plan equaled 10% of the number of shares outstanding at the time that the Restricted Stock Plan was adopted.

Each of our NEOs’ employment agreements provides him with the right to receive a specified number of restricted shares (the “Restricted Shares”) under our Restricted Stock Plan. The decision as to the number of Restricted Shares to be awarded each NEO was negotiated concurrently with the Onex Acquisition agreement for the Onex Acquisition with representatives of our majority stockholder, Onex, a private equity fund which has substantial experience in establishing management compensation levels.

The following table sets forth the number of Restricted Shares that were awarded the NEOs in February 2007. The value of each Restricted Share on the date of grant was $100.

Name	Number of Restricted Shares
Joseph Curtin	363.52
Daniel E. Rosati	158.20
Raymond S. Kalouche	363.52
J. David Aronson	320.75
Thomas E. Lippard	180.02

Twenty-five percent of the Restricted Shares vested upon grant, and an additional 15% vest on each of the first five anniversaries of the grant date. All nonvested Restricted Shares are forfeited if the holder ceases to be an employee of or consultant to us or any of our subsidiaries for any reason. Upon a “Sale of the Company” (as defined in the Restricted Stock Plan), all nonvested Restricted Shares become vested. The Restricted Stock Plan is administered by a committee appointed by our board of directors that has the power to amend, modify, terminate or suspend the Restricted Stock Plan at any time, except that no such action may impair or adversely affect the rights of a participant with respect to Restricted Shares previously awarded without the consent of the participant.

Upon the consummation of this offering, we will grant 227.45 of the remaining 230.43 shares available under our Restricted Stock Plan (subject to the stock split), with each Restricted Share having a value equal to the offering price of a share of class A common stock.

Long-Term Incentive Plan

In connection with the completion of this offering, we will adopt the Long-Term Incentive Plan, which will permit us to grant stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), restricted stock, stock appreciation rights, dividend equivalents, performance awards, other stock-based awards and cash awards to employees and directors of, or consultants, advisors or independent contractors to, us or any of our affiliates. The Long-Term Incentive Plan will be administered by a subcommittee of the Committee, which subcommittee consists solely of non-employee directors as defined under Section 162(m) of the Internal Revenue Code. The subcommittee has the authority to grant awards under the Long-Term Incentive Plan, to construe and interpret the provisions of the Long-Term Incentive Plan and awards granted under the Long-Term Incentive Plan, make factual determinations with respect to the administration of the Long-Term Incentive Plan and prescribe, amend and rescind rules and regulations relating to the administration of the Long-Term Incentive Plan. In respect of any individual awards to be granted under the Long-Term Incentive Plan, the subcommittee has the authority to determine:

•	which employees, consultants, directors, advisors or independent contractors are eligible to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	the vesting and other terms and conditions of such awards, consistent with the Long-Term Incentive Plan.

At the time of the offering,                  shares of our class A common stock will have been reserved for issuance under the Long-Term Incentive Plan and options to purchase                  shares of such reserved class A common stock will be granted concurrently with the closing of this offering at an exercise price equal to the public offering price of our class A common stock. Options granted after this offering will have an exercise price equal to the fair market value of our class A common stock on the date of the grant. The shares made available for issuance under the Long-Term Incentive Plan may be treasury or authorized but unissued shares. Shares subject to an award that is forfeited or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

In the event any stock dividend, stock split, reverse stock split, share combination, recapitalization, reclassification, consolidation or similar event affects our capital structure, our board or the subcommittee may make appropriate adjustments to the awards and the number of shares available under the Long-Term Incentive Plan as either of them determine to be appropriate in its discretion. Our board or the subcommittee also may, in the event of a merger in which a majority of our shares would be converted into or exercised for cash or securities of any other corporation or entity, or upon the sale of all or a portion of our stock or assets, accelerate the timing of the exercise provisions of any award or cancel any award and provide instead for payment to the participant in cash of the economic value of an award at the time of cancellation, or provide for the substitution of awards by the surviving corporation or its parent.

Our board of directors may modify, amend or terminate the Long-Term Incentive Plan at any time and from time to time. If our board amends the Long-Term Incentive Plan, it does not need to ask for stockholder approval unless approval is required by applicable law, regulation or listing standards. The Long-Term Incentive Plan will terminate 10 years from the date it was adopted by our board.

The subcommittee has not established any formal program, plan or practice for the issuance of equity awards to employees. We do not have any program, plan or practice in place for selecting grant dates for awards under the Long-Term Incentive Plan in coordination with the release of material non-public information.

We believe that the granting of awards under the Long-Term Incentive Plan promotes, on a short-term and long-term basis, an enhanced alignment of the interests of those individuals receiving equity awards with our goals and strategies. We also believe that the equity grants provide not only financial rewards to such individuals for achieving Company goals but also provide additional incentives for individuals to remain with the Company and better align their economic interests with those of our stockholders.

Perquisites and other Personal Benefits

The perquisites made available to our NEOs are listed in the Summary Compensation Table. The maximum amount payable to each of our NEOs in respect of perquisites for 2010 and succeeding years is $15,000, although such limitation does not apply to club dues, insurance premiums, matching contributions under our 401(k) plan and automobile allowances. No such limit applied prior to 2010.

Retirement Benefits and Nonqualified Deferred Compensation

Retirement Benefits

Our NEOs are eligible to participate in our tax-qualified 401(k) plan which covers all of our salaried employees. We maintain a separate tax qualified 401(k) plan for all of our non-union hourly employees. In any plan year, we match 100% of the amount contributed by a participant, up to 6% of the participant’s compensation subject to applicable limits pursuant to Section 401(a)(17) of the Internal Revenue Code. However, we temporarily suspended matching contributions effective March 16, 2009 in response to recent economic conditions. Matching contributions were reinstated effective January 1, 2010. All of our NEOs participated in our 401(k) plan during 2010 and received matching contributions.

Deferred Compensation Plan

We maintain the Tube City IMS, LLC Executive Deferred Compensation Plan (the “Deferred Compensation Plan”), which is intended to be an unfunded nonqualified deferred compensation plan maintained for a select group of management or highly compensated employees not subject to Parts 2, 3 and 4 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Before January 1, 2008, the Deferred Compensation Plan was known as the “Tube City, LLC Executive Deferred Compensation Plan,” and it allowed key employees, including NEOs, to defer receipt of a portion of their base compensation and/or all of their bonus for a calendar year until termination of employment or upon the occurrence of other specific events. A participant was fully vested in the benefits attributable to such deferrals. The Deferred Compensation Plan also allowed us to make discretionary allocations to a participant’s account under the Deferred Compensation Plan that were subject to such terms and conditions as we imposed, in our sole discretion, including vesting provisions. The participants could elect among certain designated deemed investments to measure the amount of gain or loss to be added to their Deferred Compensation Plan accounts. A bookkeeping account was established to record each participant’s deferrals and any contributions by us, and such accounts were credited with the amount of gain or loss that such account would have earned or lost based on the investment alternatives chosen by the participant. The Deferred Compensation Plan was unfunded, but we established a grantor trust (the “Rabbi Trust”) to hold assets to assist us in paying the benefits. The Rabbi Trust currently has all of its assets invested in a life insurance policy. See “—Nonqualified Deferred Compensation Table.”

Effective January 1, 2008, the Tube City IMS Corporation Supplemental Executive Retirement Plan described below was merged into the Deferred Compensation Plan, and the Deferred Compensation Plan was amended and restated. Under the amended and restated Plan, a bookkeeping account is maintained to record the amounts that we credit to each participant for each calendar year, which include amounts that we would have contributed for the participant under our qualified 401(k) plan, but could not because of certain restrictions under the Internal Revenue Code. Each participant’s account is also credited with notional interest based on a formula set forth in the Plan. Each participant is fully vested in his Plan account. In general, each participant is entitled to receive a distribution of his December 31, 2007 Plan balance of his account upon termination of his employment. Benefits attributable to post-2007 service, which are not covered by the Rabbi Trust, are to be paid in five substantially equal annual installments.

Supplemental Executive Retirement Plan (IMS)

As noted above, as of January 1, 2008 the Tube City IMS Corporation Supplemental Executive Retirement Plan (the “Tube City IMS SERP”) was merged into the Deferred Compensation Plan. Mr. Kalouche had been a participant in the Tube City IMS SERP which was intended to be an unfunded nonqualified deferred compensation plan to pay additional benefits to certain eligible individuals whose benefits under our qualified 401(k) plan were restricted by the provisions of the Internal Revenue Code. The Tube City IMS SERP was intended to be exempt from all of the provisions of Parts 2, 3 and 4 of ERISA. A bookkeeping account was established to record the amounts that we credited to Mr. Kalouche for each calendar year, which included amounts that we would have contributed for him under our qualified 401(k) plan, but could not because of certain restrictions under the Internal Revenue Code. Mr. Kalouche’s account was also credited with notional interest based on a formula set forth in the Plan. The Tube City IMS SERP was not covered by the Rabbi Trust.

Supplemental Executive Retirement Plan (Tube City)

Messrs. Curtin, Aronson and Lippard were also entitled to nonqualified supplemental retirement benefits under their employment agreements in effect prior to the Onex Acquisition (the “Tube City Retirement Benefits”). The Tube City Retirement Benefits were included in the new employment agreements with Messrs. Curtin and Aronson entered into at the time of the Onex Acquisition. The benefit payments to Messrs. Curtin, Aronson and Lippard in respect of the Tube City Retirement Benefits are described below in “—Potential Payments Made Upon Normal and Early Retirement.” Our obligation to pay the supplemental retirement benefits in respect of the Tube City Retirement Benefits is unfunded, but the Rabbi Trust described above holds assets to assist us in paying such benefits. See “—Pension Benefits Table.”

Risk Review

The Committee has generally reviewed, analyzed and discussed the executive compensation program. The Committee does not believe that any aspects of the compensation program encourage the NEOs to take unnecessary or excessive risks. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure, and the elements of compensation are balanced among current cash payments, deferred cash and equity awards. The financial goals set forth in the bonus plan are based upon performance targets that the Committee believes are attainable without the need to take inappropriate risks or make material changes to our business or strategy. In addition, the Restricted Stock Plan awards that vest over a five-year period mitigate against taking short-term risks.

Potential Payments on Termination

Each NEO’s employment agreement provides for certain payments if we terminate his employment without “Cause”, if he terminates his employment for “Good Reason” (each as defined in the employment agreements) or if we elect not to renew the employment period. Generally, the payments include severance payments and a continuation of health coverage for 24 months after the date of separation. We provide these benefits to be competitive in attracting and retaining employees with a proven record of performance. We believe these payments are necessary to, among other things, induce our NEOs to be bound by the non-competition and non-solicitation/no-hire restrictions included in their employment agreements.

If the employment of one of our NEOs is terminated for any other reason other than by us without “Cause” or by him for “Good Reason”, the NEO will receive his base salary accrued through termination.

Each employment agreement provides that the NEO is subject to: (1) a noncompete restriction during his employment and for a period thereafter equal to the greater of twelve months or the severance payment period; and (2) a nonsolicit/no-hire restriction during his employment and for the a period thereafter equal to the greater of 24 months or the severance payment period. The employment agreements also provide that each NEO is subject to confidentiality restrictions.

Potential Payments on Change of Control

Under the terms of our Restricted Stock Plan, all unvested shares including those held by the NEOs vest immediately upon a “Sale of the Company” as defined in the Restricted Stock Plan. The number of unvested shares held by our NEOs as of December 31, 2010 is included in “Outstanding Equity Awards at Fiscal Year-End Table” below. The shares are privately held. The value associated with those shares would be determined in connection with a “Sale of the Company” as defined in the Restricted Stock Plan. If a successor entity provides in writing that it will assume the employment agreement of an NEO, the NEO is not eligible for any additional benefit in a change of control transaction. However, if a successor entity does not assume the employment agreement, the separation of the NEO would be considered for “Good Reason” and he would be eligible for termination payments as indicated above under “Potential Payments on Termination.” We believe that this arrangement closely aligns the interests of the NEOs with those of our stockholders in the event of a change of control.

Potential Payments Made upon Normal and Early Retirement

The employment agreements entered into in connection with the Onex Acquisition with Messrs. Curtin, Aronson and Lippard contain provisions in respect of the Tube City Retirement Benefits, in providing that each executive officer is entitled to normal retirement benefits of $45,000 annually for a period of 10 years commencing upon the later of separation of service, or age 65, or early retirement benefits of $25,000 (plus $2,000 for each full year of age attained between ages 55 and 65) annually for a period of 10 years commencing upon separation of service at or after age 55 and before age 65. These annual pension benefits are increased to $50,000 and $30,000 (plus $2,000 for each full year of age attained between ages 55 and 65), respectively, for the year commencing January 1, 2015. These retirement benefits will be increased for inflation to the extent the year over year increase in the consumer price index in any given year after 1995 exceeds 10%. Each executive will forfeit his vested retirement benefits if his employment is terminated for any reason other than death or disability prior to age 55 or if, having reached age 55, he subsequently resigns other than for Good Reason, is terminated for Cause or violates the restrictive covenants as set forth in each executive’s employment agreement. As Messrs. Curtin and Lippard have attained age 55, they would be entitled to an early retirement benefit if employment terminated for any reason that would not result in a forfeiture.

Tax and Accounting Implications

Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that a publicly held company may deduct for compensation paid to named executive officers (other than a chief financial officer) in any fiscal year, unless the compensation is performance-based. As our class A common stock was not publicly-traded prior to this offering and our class B common stock is not publicly-traded, the Committee has not previously taken the deductibility limitation imposed by Section 162(m) into consideration in setting compensation. However, we expect that the Committee will review and consider the deductibility of executive compensation under Section 162(m) when it develops new compensation arrangements or plans post-offering. Although the Committee will consider all elements of the cost to us in providing such compensation (including the impact of the Section 162(m) limitations), the Committee believes that it is important to maintain flexibility. Therefore, in certain circumstances, the Committee may authorize compensation payments that do not comply with the exemptions of Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation

We account for stock-based payments in accordance with the requirements of FASB ASC Topic 718. In 2007, immediately prior to the Onex Acquisition, we recorded $16.3 million expense related to the termination of the 2004 Stock Option Plan. After the Onex Acquisition, we recorded $0.2 million in expense associated with the Restricted Stock Plan.

Compensation Committee Interlocks and Insider Participation

The Committee was formed by unanimous consent of our board of directors on March 29, 2007. The Committee periodically reviews compensation related matters including annual bonus plans and individual awards within that plan and salary and benefit changes of our executive officers. Messrs. Duncanson, David J. Mansell, Connelly, Srivastava, Tolbert and Laurence N. Weiss each served as a member of the Committee during all or part of the year ended December 31, 2010.

In the year ended December 31, 2010, none of our NEOs served as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

We do not believe that any of our compensation arrangements have or could reasonably be expected to have a material adverse affect on us or our business.

Summary Compensation Table

The following table sets forth compensation for the years ended December 31, 2010, 2009, and 2008 awarded to, earned by, paid to or accrued for the benefit of our principal executive officer, our principal financial officer, and our three most highly compensated executive officers during 2010, 2009 and 2008, other than the foregoing, who were serving as executive officers on December 31, 2010.

Officer and Position	Year	Salary (1) ($)	Bonus (8) ($)	Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation (9) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2) ($)	All Other Compensation (3)(4)(5)(6)(7) ($)	Total ($)
Joseph Curtin	2010	650,000	—	—	—	1,476,534	27,604	163,802	2,317,940
President & Chief Executive Officer	2009	625,685	675,000	—	—	—	28,372	160,513	1,489,570
	2008	581,996	950,000	—	—	—	16,133	172,004	1,720,133

Daniel E. Rosati	2010	350,000	—	—	—	497,450	—	69,737	917,187
Exec VP, CFO	2009	281,233	245,000	—	—	—	—	52,617	578,850
	2008	278,483	290,000	—	—	—	—	57,587	626,070

Raymond Kalouche	2010	600,000	—	—	—	1,360,717	—	161,301	2,122,018
Corporate COO, President & COO Mill Services Group	2009	576,168	600,000	—	—	—	—	162,026	1,338,194
	2008	564,080	810,000	—	—	—	—	157,780	1,531,860

J. David Aronson	2010	650,000	—	—	—	1,310,717	28,901	150,850	2,140,468
President and COO Raw Material and Optimization Group	2009	617,057	675,000	—	—	—	25,246	134,651	1,451,954
	2008	528,430	810,000	—	—	—	6,390	144,652	1,489,472

Thomas E. Lippard	2010	521,375	—	—	—	580,359	11,758	119,718	1,233,210
Exec VP & General Counsel	2009	512,685	300,000	—	—	—	26,840	98,840	938,365
	2008	507,672	415,000	—	—	—	28,372	124,168	1,075,212

(1)	Includes pre-tax salary deferred contribution by each of the NEO’s to our tax qualified 401(k) plan of $16,500 in 2010 and 2009 and $15,500 in 2008. In addition, annual catch-up contributions of $5,500 in 2010 and 2009 and $5,000 in 2008 made by Messrs. Curtin and Lippard are also included.
(2)	This number represents the increase in the present value of the accumulated benefit of each of Messrs. Curtin, Aronson and Lippard in respect of the Tube City Retirement Benefits that occurred during 2010, 2009 and 2008. Messrs. Curtin, Aronson and Lippard have accrued the maximum benefit payable under their employment agreements, but such benefit is forfeitable in certain circumstances. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the Tube City Retirement Benefits, and the “—Pension Benefits Table.”
(3)	Includes reimbursement of personal legal and/or accounting professional fees valued at our cash cost.
(4)	Includes country club memberships measured by our total cash cost. The following amounts were received in 2010: Mr. Curtin received $12,926, Mr. Aronson received $29,475, Mr. Kalouche received $7,293, Mr. Rosati received $5,583 and Mr. Lippard received $10,220.
(5)	All other compensation includes life and disability insurance premium payments valued at cash cost to us.
(6)	Includes our Company matching contributions to the Company’s tax-qualified 401(k) plan, and Company allocations under the Company’s Deferred Compensation Plan. Notional termed earnings are credited to such accounts. See “—Retirement Benefits and Nonqualified Deferred Compensation” for a description of the Deferred Compensation Plan, and the “—Nonqualified Deferred Compensation Table.”
(7)	Includes an automobile allowance valued at our total cash cost. Mrssrs. Curtin and Aronson received $28,200 in 2010, 2009 and 2008. Mr. Kalouche received $28,200 in 2010, $26,275 in 2009 and $24,000 in 2008. Mr. Rosati received $24,000 in 2010, $20,000 in 2009 and $18,000 in 2008 and Mr. Lippard received $24,000 in 2010, 2009 and 2008.
(8)	Includes supplemental bonus of $75,000 for Messrs. Curtin and Aronson in respect of 2009.
(9)	Includes supplemental bonus of $150,000 for Messrs. Curtin and Aronson in respect of 2010.

Description of our NEOs’ Employment Agreements

In connection with the Onex Acquisition, we entered into employment agreements with each of our NEOs. Each of our NEOs employment agreements has a five-year term commencing January 25, 2007 through January 24, 2012 and provides for automatic successive one-year renewals thereafter unless either party provides the other with 60 days notice of an intention not to renew before the end of the initial or any renewal terms. The base salary levels agreed to in the employment agreements were the same as those in effect at the time of the Onex Acquisition. These salaries are subject to periodic review and increase, and have been increased since the Onex Acquisition. In addition, each of our NEOs’ employment agreements provides that the officer is eligible to participate in our bonus plan, as established by our board of directors in its sole discretion, as well as the right to receive Restricted Shares under our Restricted Stock Plan. The number of Restricted Shares awarded each NEO on or around the time of the Onex Acquisition was negotiated with representatives of our majority stockholder, Onex, a private equity fund which has substantial experience in establishing management compensation levels. For a further discussion of compensation payable to our NEOs under their employment agreements, see “—Executive Compensation Components” and “—Why We Choose to Pay Each Element—Individual Elements of Our Compensation Program.”

Each NEO’s employment agreement provides for severance payments if we terminate the NEO’s employment without “Cause”, the NEO terminates his employment for “Good Reason” (each as defined in the employment agreements) or if we elect not to renew the employment period. Generally, the payments include severance payments and a continuation of health coverage for 24 months after the date of separation. The amounts and terms of such payments are described below under “—Payments Upon Termination and Change of Control.” In addition, if the change of control constituted a “Sale of the Company” as defined in the Restricted Stock Agreement, unvested shares under our Restricted Stock Plan would vest.

In addition, the employment agreements of Messrs. Curtin, Lippard and Aronson entitle each of them to receive the Tube City Retirement Benefits as described below in “—Potential Payments Made Upon Normal and Early Retirement.”

Grants of Plan Based Awards Table

We did not grant any plan based awards for the year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth outstanding equity awards and year-end option values for the NEOs.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph Curtin	109.06	$10,906	—	—
Daniel E. Rosati	47.46	4,746	—	—
Raymond Kalouche	109.06	10,906	—	—
J. David Aronson	96.23	9,623	—	—
Thomas E. Lippard	54.00	5,400	—	—

(1)	The shares will vest in equal installments on February 28, 2011 and February 28, 2012, so long as the executive continues to be employed by us on each such vesting date.
(2)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.

Option Exercises and Stock Vested Table

The following table sets forth the shares that vested under our Restricted Stock Plan during the year ended December 31, 2010.

Name	Year	Stock Awards
		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Joseph Curtin	2010	54.53	5,453
Daniel E. Rosati	2010	23.73	2,373
Raymond Kalouche	2010	54.53	5,453
J. David Aronson	2010	48.11	4,811
Thomas E. Lippard	2010	27.00	2,700

(1)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.

Pension Benefits Table

The following table sets forth information regarding the nonqualified defined benefit pension plans that cover any of the NEOs for the year ended December 31, 2010. A dash indicates that the NEO is not entitled to any such benefits. None of the NEOs is a participant in a tax-qualified defined benefit plan.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Joseph Curtin	Tube City Retirement Benefits	10	(1)	365,446	(2)	—
Daniel E. Rosati	N/A	—		—		—
Raymond Kalouche	N/A	—		—		—
J. David Aronson	Tube City Retirement Benefits	10	(1)	176,713	(2)	—
Thomas E. Lippard	Tube City Retirement Benefits	10	(1)	390,502	(2)	—

(1)	Each of Messrs. Curtin, Aronson and Lippard have been employed by us for more than ten years, but the maximum benefit payable to them in respect of the Tube City Retirement Benefits was accrued after ten years of service.
(2)	This number represents the present value of the accumulated benefit of each of Messrs. Curtin, Aronson and Lippard under this Plan as of December 31, 2010. The benefit is calculated based on when the NEO will become eligible for the benefit and using a discount rate of 4.5%. This benefit is forfeitable if their employment terminates under certain circumstances. Since Messrs. Curtin and Lippard have attained age 55, they would be entitled to receive early retirement benefits if employment terminates and the applicable forfeiture provisions do not apply. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the material provisions of the Tube City Retirement Benefits. See Note 22, Retirement Plans to our consolidated financial statements located elsewhere in this prospectus for the valuation method and material assumptions used to calculate the present value of the accrued amount.

Nonqualified Deferred Compensation Table

The following table sets forth information regarding the non-qualified defined contribution plans that cover the NEOs for the year ended December 31, 2010. A dash indicates that the NEO is not entitled to any such benefits.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)(2)		Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Joseph Curtin	Deferred Compensation Plan	—	66,492	(1)	6,056	—	387,960
Daniel E. Rosati	Deferred Compensation Plan	—	22,080	(1)	1,521	—	61,746
Raymond Kalouche	Deferred Compensation Plan	—	58,992	(1)	23,682	—	768,078
J. David Aronson	Deferred Compensation Plan	—	61,689	(1)	5,456	—	393,484
Thomas E. Lippard	Deferred Compensation Plan	—	36,022	(1)	3,213	—	290,785

(1)	This number represents the 2010 company allocation made under the Deferred Compensation Plan. See “Retirement Benefits and Nonqualified Deferred Compensation—Deferred Compensation Plan” for a description of the Deferred Compensation Plan.
(2)	Our contributions and the aggregate earnings are included in the “All Other Compensation Column” in the Summary Compensation Table.

Payments Upon Termination And Change Of Control

The following table sets forth amounts of compensation to be paid to each NEO if we terminate his employment without Cause, he terminates his employment for Good Reason (as defined in his employment agreement) or if we elect not to renew the employment period. The amounts shown assume that such termination was effective as of January 1, 2011.

Name	Severance Payments ($)(1)	Non-qualified Defined Contribution Plan ($)(2)	Pension Benefit ($)(3)	Health Welfare and Life Insurance Benefits ($)(4)	Executive Level Outplacement Service ($)	Total ($)
Joseph Curtin	1,300,000	387,960	460,000	17,514	10,000	2,175,474
Daniel E. Rosati	700,000	61,746	—	39,429	10,000	811,175
Raymond Kalouche	1,200,000	768,078	—	30,000	10,000	2,008,078
J. David Aronson	1,200,000	393,484	—	31,738	10,000	1,635,222
Thomas E. Lippard	1,042,748	290,785	480,000	39,429	10,000	1,862,962

(1)	Each NEO’s employment agreement entitles the NEO to severance payments in an amount equal to two times his annual base salary paid in monthly installments over two years.
(2)	Amounts credited in the NEO’s accounts under the Deferred Compensation Plan . Amounts attributable to periods of service prior to 2008 are payable in a lump sum upon termination; amounts attributable to subsequent periods of service are payable in five annual installments.
(3)	Messrs. Curtin, Aronson and Lippard are entitled to receive the Tube City Retirement Benefits in accordance with their respective employment agreements, which provide that each is entitled to normal retirement benefits annually for ten years commencing on the later of separation of service or age 65. The annual normal retirement benefit amount is initially $45,000, but increases to $50,000 in 2015 and by an additional $5,000 every ten years thereafter. Participants are eligible for early retirement benefits commencing upon separation of service at or after age 55, but before age 65. The amount of early retirement benefit is $25,000, increasing by $5,000 in 2015 and by an additional $5,000 every ten years thereafter plus $2,000 for each full year of age attained between ages 55 and 65. Mr. Curtin, who was then 64 years old, would have received $43,000 in each year 2011 through 2014 and $48,000 in each year 2015 through 2019. Mr. Aronson, 43 years old, would not have been eligible for any benefit having not reached the age of 55. Mr. Lippard, 67 years old, would be eligible for the full benefit of $45,000 in each year 2011 through 2014 and $50,000 in each year 2015 through 2019.
(4)	The NEOs are eligible for continued normal benefits coverage including normal group life, long-term disability, accidental death and dismemberment and health insurance. The amounts listed are our estimate of our costs of that coverage. The actual amounts to be paid out can only be determined at the time of such executive’s separation.

In order to be eligible to receive severance payments described in the table above, each NEO is subject to: (1) a noncompete restriction for a period following termination equal to the greater of twelve months or the severance payment period; (2) a nonsolicit/no-hire restriction for a period following termination equal to the greater of 24 months or the severance payment period; and (3) certain confidentiality restrictions. In addition, the NEO must execute and deliver a general release.

The following table sets forth amounts of compensation to be paid to each NEO if his employment terminates in the event of his disability. Such a termination is not considered a separation for “Good Reason” under the respective employment agreements so that, in general, the benefits for which the NEOs are potentially eligible are the same as those that all of our employees receive under the terms of our group long-term disability policy. However, under the terms of their employment agreements, Messrs Curtin, Aronson and Lippard regardless of age, would become immediately eligible for “Normal Retirement Benefits” as defined in their employment agreements, that would provide annual payments of $45,000 for a period of ten years, subject to adjustments as described above. The amounts shown assume that such termination was effective as of January 1, 2011.

Name	Severance Payments ($)	Non-qualified Defined Contribution Plan ($)	Pension Benefit ($)	Health Welfare and Life Insurance Benefits ($)	Executive Level Outplacement Service ($)	Total ($)
Joseph Curtin	—	387,960	480,000	—	—	867,960
Daniel E. Rosati	—	61,746	—	—	—	61,746
Raymond Kalouche	—	768,078	—	—	—	768,078
J. David Aronson	—	393,484	480,000	—	—	873,484
Thomas E. Lippard	—	290,785	480,000	—	—	770,785

Under the terms of our NEOs’ employment agreements, failure to secure an agreement in writing with any successor entity to assume their respective employment agreements would constitute a separation for “Good Reason” as defined in the NEO employment agreements and, accordingly, the NEOs would be eligible for the benefits included in the first table under “Payment Upon Termination and Change of Control.” In addition, if the change of control constituted a “Sale of the Company” as defined in the Restricted Stock Agreement, unvested shares under our Restricted Stock Plan would vest.

The following table sets forth amounts of compensation to be paid to each NEO if his employment terminates in the event of a “Sale of the Company” as defined in the Restricted Stock Plan and assumes that we do not secure an agreement in writing with the successor entity to assume the employment agreements. The amounts shown assume that such termination was effective as of January 1, 2011.

Name	Severance Payments ($)	Non-qualified Defined Contribution Plan ($)	Pension Benefit ($)	Health Welfare and Life Insurance Benefits ($)	Executive Level Outplacement Service ($)	Vesting of Unvested Restricted Stock Plan Shares ($)(1)	Total ($)
Joseph Curtin	1,300,000	387,960	460,000	17,514	10,000	16,358	2,175,474
Daniel E. Rosati	700,000	61,746	—	39,429	10,000	7,119	811,175
Raymond Kalouche	1,200,000	768,078	—	30,000	10,000	16,358	2,008,078
J. David Aronson	1,200,000	393,484	—	31,738	10,000	14,434	1,635,222
Thomas E. Lippard	1,042,748	290,785	480,000	39,429	10,000	8,100	1,862,962

(1)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.

Director Compensation

Only three directors receive compensation for board meetings. Mr. Tolbert receives $15,000 per meeting, with $5,000 relating to his chairmanship of the Audit Committee and Messrs. Connelly and Osborne each receives $10,000 per meeting.

Director Compensation Table

The following table sets forth director compensation for the year ended December 31, 2010. A dash indicates that no compensation was paid for serving on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Curtin	—	—	—	—	—	—	—
Timothy A.R. Duncanson	—	—	—	—	—	—	—
David J. Mansell (1)	—	—	—	—	—	—	—
Colin Osborne (3)	65,000	—	—	—	—	—	65,000
John J. Connelly	40,000	—	—	—	—	—	40,000
Manish K. Srivastava	—	—	—	—	—	—	—
Patrick W. Tolbert (4)	50,000	—	—	—	—	—	50,000
Laurence N. Weiss (2)	20,000	—	—	—	—	—	20,000
I Michael Coslov	—	—	—	—	—	—	—

(1)	Mr. Mansell is a former director.
(2)	Mr. Weiss is a former director.
(3)	Mr. Osborne was chair of the Audit Committee through the second quarter of 2010.
(4)	Mr. Tolbert become the chair of the Audit Committee in the third quarter of 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

On January 25, 2007, we entered into a management agreement with Onex, our principal equityholder. In each of 2008, 2009 and 2010 in exchange for providing us with corporate finance and strategic planning consulting services, we paid Onex Partners Manager LP an annual management fee of $1.0 million. We will also reimburse Onex Partners Manager LP for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The management agreement has an initial term of 10 years, subject to automatic one-year renewals, unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date.

Series 2008 Promissory Notes

In November 2008, we began issuing series 2008 promissory notes to affiliates of Onex, members of our board of directors and management team, and certain other employees. Interest on the series 2008 promissory notes accrued at the rate of 15.0% per annum through November 26, 2009, accrued at the rate of 17.5% per annum for the period from November 27, 2009 through November 26, 2010, accrued at a rate of 20.0% per annum from November 27, 2010 through December 31, 2010 and thereafter accrues from January 1, 2011 at a rate of 8.0%. As of December 31, 2010, the aggregate amount of our outstanding indebtedness in respect of the series 2008 promissory notes was $42.2 million. We intend to redeem in full our series 2008 promissory notes with a portion of the net proceeds of this offering. See “Description of Indebtedness.”

Investor Stockholders Agreement

On or about the time of the Onex Acquisition, all of our stockholders, including Onex and its affiliates, entered into an Investor Stockholders Agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the Investor Stockholders Agreement, or, if not so provided, in the same manner as Onex. In particular, each non-Onex party agrees to vote all of their shares to elect to our board of directors such individuals as may be designated by Onex from time to time. Timothy A.R. Duncanson and Manish K. Srivastava have been designated to serve on our board of directors by Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares.

Transition Agreement

In August 2009, Mr. Coslov, our then Chief Executive Officer and Chairman of the board of directors entered into a Transition Agreement with us and retired as CEO and from our day-to-day operations. He continues to serve as our non-executive Chairman of the board. Pursuant to Mr. Coslov’s Transition Agreement, if we were to decide not to continue Mr. Coslov as our non-executive Chairman of the board before the second anniversary of the date he entered that position (the “Effective Date”), payment of his base monthly transition payments will cease and he will instead receive monthly payments for two years from such date of termination in an amount equal to the weighted average of his base monthly transition payments and $20,833 per month. If such event occurs after the second anniversary of the Effective Date, he will receive monthly payments for two years in an amount equal to $20,833 per month. In addition, he would be entitled to receive for two years on a more limited basis the benefits, perquisites, office and secretarial support he received while serving as non-executive Chairman of the Board. If Mr. Coslov resigns as non-executive Chairman of the Board, he will be entitled only to those monthly installments of his of base salary for two years following the Effective Date not yet paid, if any.

Other Transactions

Mr. Coslov owns an interest in a partnership that provides private aircraft services. When Mr. Coslov or our executive officers used an aircraft owned by the partnership for company business, we reimbursed Mr. Coslov at the rate charged to him by the partnership for use of the aircraft. Such amounts were immaterial in 2010 and 2009 and were approximately $0.3 million in 2008.

Mr. Coslov’s son, David Coslov, is employed by us as a vice president of the Mill Services Group and received $257,528 in aggregate annual salary and other compensation during 2010 and $288,978 during 2009.

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and, in connection with this offering, we intend to adopt a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors, or such other committee or disinterested persons as our board of directors may designate, will review the relevant facts and circumstances of all related party transactions, including, but not limited to: (1) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (2) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director may participate in any approval of a related party transaction to which he or she is a related party.

The designated committee or person will then, in its sole discretion, either approve or disapprove the transaction. If advance approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction by the designated committee or person. If the designated committee or person does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as to the beneficial ownership of our class B common stock as of             , 2011, and after giving effect to the sale of the class A common stock offered hereby, by: (1) the selling stockholders assuming no exercise by the underwriters of their option to purchase shares to cover overallotments; (2) each person or group who is known to us to own beneficially more than 5% of the outstanding shares of our common stock; (3) each director and named executive officer; and (4) all directors and executive officers as a group.

Following the completion of the offering contemplated by this prospectus, the only shares of class A common stock that will be outstanding will be shares sold in the offering.

Percentage of beneficial ownership prior to this offering is based on an assumed              shares of class B common stock outstanding as of             , 2011, including the conversion of all of our class A preferred stock into class B common stock. For a discussion of the conversion of our class A preferred stock see “Prospectus Summary—The Offering,” “Share Recapitalization” and “Description of Capital Stock.” Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the shares listed.

As indicated in the table below, all of our stockholders have entered into our Investor Stockholders Agreement with respect to the shares of our capital stock that they beneficially own. See “Certain Relationships and Related Transactions—Investor Stockholders Agreement.” Because we believe that it more accurately reflects ownership of our capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the Investor Stockholders Agreement.

We issued our shares to the selling stockholders in two tranches. The first occurred in connection with the Onex Acquisition, which was completed on January 25, 2007. Stockholders purchased units consisting of one share of class A preferred stock for $9,900 per share and one share of common stock for $100 per share. A total of 21,883 shares of class A preferred stock and common stock each (prior to giving effect to the stock split) were sold in that issuance. The second was made pursuant to our Restricted Stock Plan in February 2007. Stockholders received shares of common stock as compensation, subject to the terms of our Restricted Stock Plan, including vesting requirements thereunder. A total of 2,156 shares of common stock were issued as part of that issuance. All shares of common stock will become shares of class B common stock following the Share Recapitalization and all shares of class A preferred stock will automatically convert into shares of class B common stock concurrently with the completion of this offering.

Onex Partners II LP, Onex American Holdings II LLC, Onex Advisor III LLC, Onex Partners II GP LP, Onex U.S Principals LP and Tube City Executive Investco LLC are all affiliates of Onex. We are party to certain of the series 2008 promissory notes with Onex. We are also party to a management agreement entered into with Onex. Messrs. Curtin, Kalouche, Aronson, Rosati and Lippard are our executive officers. Mr. Coslov was previously our Chief Executive Officer and Messrs. Connelly, Coslov, Curtin, Duncanson, Osborne, Srivastava and Tolbert are all members of our board of directors. The remaining selling stockholders are current or former employees of ours.

	Shares Beneficially Owned Prior to this Offering (1)(2)			Shares Beneficially Owned After this Offering(1)(2)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class/All Common Stock	Percentage of Voting Power	Number of Shares Beneficially Owned	Percentage of Class/All Common Stock	Percentage of Voting Power
Onex Corporation (3)		/			/
Onex Partners II LP (4)		/			/
Onex American Holdings II LLC (5)		/			/
I Michael Coslov, IMC Tube City Holdings, Inc. and IMC Tube City Investments, LLC		/			/
Joseph Curtin		/			/
Raymond S. Kalouche		/			/
J. David Aronson		/			/
Thomas E. Lippard		/			/
Daniel E. Rosati		/			/
Colin Osborne		/			/
John Connelly		/			/
Timothy A.R. Duncanson (6)		/			/
Manish K. Srivastava (7)		/			/
Patrick Tolbert		/			/
Onex Advisor III LLC (8)		/			/
Onex Partners II GP LP (9)		/			/
Onex U.S. Principals LP (10)		/			/
Tube City Executive Investco LLC (11)		/			/
All directors and executive officers as a group (11 persons in total)		/			/

*	Represents beneficial ownership of less than 1%.
(1)	The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The percentage held after this offering is based upon the number of shares of class A common stock and shares of class B common stock expected to be outstanding after this offering, assuming no exercise by the underwriters of their option to purchase shares to cover overallotments. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including any shares of our common stock subject to an option that is exercisable within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	On each matter submitted to the stockholders for their vote, our class A common stock is entitled to one vote per share, and our class B common stock is entitled to ten votes per share. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding.
(3)	Includes the following: (i) shares of class B common stock held by Onex Partners II LP, (ii) shares of class B common stock held by Onex American Holdings II LLC, (iii) shares of class B common stock held by Onex Partners II GP LP, (iv) shares of class B common stock held by Onex U.S. Principals LP, and (v) shares of class B common stock held by Tube City Executive Investco LLC. Onex Corporation may be deemed to beneficially own the shares of class B common stock held by (a) Onex Partners II LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, the general partner of Onex Partners II LP, (b) Onex American Holdings II LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, (c) Onex Partners II GP LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, (d) Onex U.S. Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex U.S. Principals LP, and (e) Tube City Executive Investco LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the shares of class B common stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. Mr. Schwartz has indirect voting and investment control of Onex Corporation. The address for Onex Corporation is 161 Bay Street, Toronto, ON M5J 2S1.

(4)	All of the shares of class B common stock held by Onex Partners II LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II LP. The address for Onex Partners II LP is 712 Fifth Avenue, New York, New York 10019.
(5)	All of the shares of class B common stock held by Onex American Holdings II LLC may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex American Holdings II LLC. The address for Onex American Holdings II LLC is 421 Leader Street, Marion, Ohio 43302.
(6)	All columns include (i) shares of class B common stock held by Onex Partners II LP which may be deemed to be owned beneficially by Mr. Duncanson by reason of his pecuniary interest in the shares of class B common stock held by Onex Partners II LP, and (ii) shares of class B common stock held by Onex Advisor III LLC which may be deemed to be owned beneficially by Mr. Duncanson by reason of his pecuniary interest in the shares of class B common stock held by Onex Advisor III LLC. Shares listed in the column headed Shares Beneficially Owned Prior to this Offering exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Duncanson may acquire an economic interest upon consummation of this offering pursuant to certain management incentive plans of Onex Corporation. All columns exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Duncanson may acquire an economic interest following this offering subject to further vesting requirements pursuant to certain management incentive plans of Onex Corporation. Mr. Duncanson disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners II LP, Onex Advisor III LLC, and Tube City Executive Investco LLC. The address for Mr. Duncanson is c/o Onex Corporation, 161 Bay Street, Toronto, Ontraio, M5J 2S1, Canada.
(7)	All columns include (i) shares of class B common stock held by Onex Partners II LP which may be deemed to be owned beneficially by Mr. Srivastava by reason of his pecuniary interest in the shares of class B common stock held by Onex Partners II LP, and (ii) shares of class B common stock held by Onex Advisor III LLC which may be deemed to be owned beneficially by Mr. Srivastava by reason of his pecuniary interest in the shares of class B common stock held by Onex Advisor III LLC. Shares listed in the column headed Shares Beneficially Owned Prior to this Offering exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Srivastava may acquire an economic interest upon consummation of this offering pursuant to certain management incentive plans of Onex Corporation. All columns exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Srivastava may acquire an economic interest following this offering subject to further vesting requirements pursuant to certain management incentive plans of Onex Corporation. Mr. Srivastava disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners II LP, Onex Advisor III LLC, and Tube City Executive Investco LLC. The address for Mr. Srivastava is c/o Onex Corporation, 161 Bay Street, Toronto, Ontraio, M5J 2S1, Canada.
(8)	All of the shares of class B common stock held by Onex Advisor III LLC may be deemed to be beneficially owned by Gerald W. Schwartz. Mr. Schwartz has indirect voting and investment control of Onex Advisor III LLC. The address for Onex Advisor III LLC is 421 Leader Street, Marion, Ohio 43302.
(9)	All of the shares of class B common stock held by Onex Partners II GP LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II GP LP. The address for Onex Partners II GP LP is 712 Fifth Avenue, New York, New York 10019.
(10)	All of the shares of class B common stock held by Onex U.S. Principals LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex U.S. Principals LP. The address for Onex U.S. Principals LP is 421 Leader Street, Marion, Ohio 43302.
(11)	All of the shares of class B common stock held by Tube City Executive Investco LLC may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Tube City Executive Investco LLC. The address for Tube City Executive Investco LLC is 421 Leader Street, Marion, Ohio 43302.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is qualified by reference to our second amended and restated certificate of incorporation and our Investor Stockholders Agreement. The descriptions of our class A common stock, class B common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Concurrently with the closing of this offering, all outstanding shares of our class A preferred stock will convert into class B common stock. Assuming the completion of this offering on                   , 2011, and a conversion price of $         (which is the mid-point of the price range set forth on the front cover page of this prospectus), our class A preferred stock will convert into              shares of our class B common stock. Upon completion of this offering, our authorized capital stock will consist of              shares of class A common stock, par value $0.001 per share,              shares of class B common stock, par value $0.001 per share and              shares of preferred stock, par value $0.001 per share, with no shares of preferred stock outstanding.

Common Stock

As of December 31, 2010, assuming the recapitalization of all              of our shares of common stock then outstanding into              shares of class B common stock and the conversion of our class A preferred stock into class B common stock upon the completion of the offering, there were no shares of class A preferred stock, no shares of class A common stock, and          shares of class B common stock outstanding and held of record by          stockholders.

The class A common stock and the class B common stock are identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock by its holder, and will automatically convert into one share of class A common stock upon transfer (with certain exceptions).

Voting Rights. Generally, on all matters on which the holders of class A common stock and class B common stock are entitled to vote, the holders of the class A common stock and the class B common stock vote together as a single class. On all matters with respect to which the holders of our class A common stock and class B common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote and each outstanding share of class B common stock is entitled to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding.

Class A Common Stock. In addition to the other voting rights or power to which the holders of class A common stock are entitled, holders of class A common stock are entitled to vote as a separate class on: (1) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock; and (2) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class A common stock are entitled to a class vote, such holders are entitled to one vote per share, and the affirmative vote of the holders of a majority of the shares of class A common stock outstanding is required for approval.

Class B Common Stock. In addition to the other voting rights or power to which the holders of class B common stock are entitled, holders of class B common stock are entitled to vote together as a separate class on: (1) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class B common stock; and (2) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class B common stock are entitled to a class vote, such holders of class B common stock are entitled to one vote per share and the affirmative vote of the holders of a majority of the shares of class B common stock is required for approval.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding class A common stock and class B common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. No dividend may be declared on the class A common stock or class B common stock unless at the same time an equal dividend is paid on every share of class A common stock and class B common stock. Dividends paid in shares of our class A common stock or class B common stock must be paid, with respect to a particular class of common stock, in shares of that class.

Conversion Rights. The class A common stock is not convertible. Each share of class B common stock may be converted at any time at the option of the holder into one share of class A common stock. The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than the (i) Onex Corporation, (ii) Onex, (iii) an affiliate of Onex Corporation, (iv) Gerald W. Schwartz or an affiliate of Mr. Schwartz or (v) holders of class B common stock on the date of this offering and their respective affiliates. In addition, the holders of a majority of the outstanding shares of class B common stock may force the conversion of all, but not less than all, of the class B common stock into class A common stock.

Preemptive or Similar Rights. Upon consummation of the offering, holders of our class A common stock and class B common stock will not be entitled to preemptive or other similar rights to purchase any of our securities, and no holder of our securities is entitled to preemptive rights with respect to the shares of class A common stock to be issued in the offering.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our class A common stock and class B common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of          shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Registration Agreement

On or about the time of the Onex Acquisition, all of our stockholders, including Onex and its affiliates, entered into a Registration Agreement. Pursuant to the Registration Agreement, Onex and its affiliates are entitled to demand the registration of shares of class B common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Immediately after completion of this offering, demand registration rights may be exercisable by the holders of a majority of the shares of our unregistered class B common stock (the “Majority

Holders”), until such holders cease to hold more than 10% of our shares of registrable securities. Such a demand registration would require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act of 1933, other than on a Form S-3 or any similar short-form registration statement, will be limited to three demands by the Majority Holders and an unlimited number of demands by Onex and its affiliates, except that no more than one demand may occur in any six-month period. There is no limit to the number of demands that may be made for registration on a Form S-3. We are not obligated to take any action to effect the demand registration rights, other than on Form S-3, prior to six months after the date of this prospectus. The demand rights will also be subject to our right to delay registration for up to six months based on our circumstances.

If we propose to register our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of our unregistered class B common stock will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of class B common stock in such registration statement. However, the foregoing right is subject to Onex’s approval if we register securities for our own account. These registration rights will be subject to certain conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement.

Pursuant to our Registration Agreement, each holder of unregistered class B common stock has agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) within 180 days of the date of this prospectus or in the period that is seven days prior to or 90 days of an underwritten registration made pursuant to the terms of the Registration Agreement unless the underwriters of such offering otherwise agree. Furthermore, the rights of holders of our unregistered class B common stock to sell their class B common stock will be subject to the terms of a lock-up agreement they have signed with Merrill Lynch, Pierce, Fenner & Smith Incorporated for this offering. See “Shares Eligible for Future Sale.”

Investor Stockholders Agreement

All of our current stockholders, including Onex and its affiliates, are party to our Investor Stockholders Agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares. See “Certain Relationships and Related Transactions—Investor Stockholders Agreement.”

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or discouraging, delaying or preventing changes in control. Such provisions include:

•

our class B common stock,         % of which will be held by Onex, has 10 votes per share and would control any stockholder vote with respect to a merger, combination or sale of all or substantially all our assets;

•

our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of class A common stock and class B common stock;

•

advance notice requirements for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings; provided, that prior to the Transition Date, no such requirement may be applied to holders of a majority of our outstanding Class B common stock; and

•

special meetings of the stockholders will be permitted to be called only by any three members of our board of directors, our chief executive officer, or prior to the Transition Date, holders of a majority of our outstanding Class B common stock.

Listing

We have applied for listing of our shares on the NYSE under the symbol “TMS.”

Transfer Agent and Registrar

We expect BNY Mellon Shareholder Services to be the transfer agent and registrar for our class A common stock.

DESCRIPTION OF INDEBTEDNESS

This section sets forth an overview of our indebtedness. We may from time to time seek to repurchase or prepay our debt, whether by purchase on the open market, privately negotiated purchases, redemptions or otherwise.

Senior Secured Asset-Based Revolving Credit Facility

Our senior secured ABL facility is available to us on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the senior secured ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time. As of December 31, 2010, we had total availability under the senior secured ABL facility of $164.3 million and excess availability of $153.6 million after reduction for the $10.7 million in letters of credit then outstanding under the facility.

Our subsidiary, Tube City IMS Corporation, is the primary obligor under the senior secured ABL facility, which is guaranteed by our other domestic subsidiaries and certain of our foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

The per annum interest rates with respect to loans made utilizing the LIFO Tranche commitments are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin ranging between 0.25% and 0.75%, as determined based on average historical excess availability under the facility, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin ranging between 1.25% and 1.75%, as determined based on average historical excess availability under the facility. At December 31, 2010, we had no borrowing under the LIFO Tranche. Any outstanding borrowing would have been subject to an applicable margin of 0.25% or 1.25% depending on the option selected.

The per annum interest rates with respect to loans utilizing the FILO Tranche commitments are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of 1.50% or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of 2.50%.

We pay a per annum participation fee in respect of outstanding letters of credit issued under our senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable, as specified in the previous paragraphs. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit.

As of December 31, 2010, there were no outstanding borrowings under the senior secured ABL facility.

We also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, we pay the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on capital expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

Our senior secured credit facilities include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At December 31, 2010, we had $17.9 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rate with respect to borrowings under the senior secured term loan credit facility are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin of either 1.00% or 1.25% based on our total leverage, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of either 2.00% or 2.25% based on our total leverage. We pay a per annum participation fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (2), plus 0.10%. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit. As of December 31, 2010, the weighted average interest rate, after giving effect to the outstanding interest rate swaps, was 3.26%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. Our subsidiary, Tube City IMS Corporation, is the primary obligor under our senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by our subsidiaries that guarantee our senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are unsecured obligations of our subsidiary, Tube City IMS Corporation, and are guaranteed by us and certain of our subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of Tube City IMS Corporation and the guarantors. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1 of each year. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of Tube City IMS Corporation and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

Tube City IMS Corporation may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, Tube City IMS Corporation may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

In April 2009, we repurchased senior subordinated notes with a face amount of $2.0 million at a discount which resulted in a pre-tax gain of $1.5 million.

Series 2008 Promissory Notes

In November 2008, we began issuing our series 2008 promissory notes to affiliates of Onex, members of our board of directors, management team and certain other employees. From November 2008 through August 2009, we received $51.8 million in proceeds from the issuance of the series 2008 promissory notes. In March 2010, we used $23.4 million available cash on hand to redeem $20.5 million of principal, including previously compounded interest, and $2.9 million of accrued but not yet compounded interest on the series 2008 promissory notes. As of December 31, 2010 the aggregate amount of our outstanding indebtedness in respect of the series 2008 promissory notes was $42.2 million.

The series 2008 promissory notes are unsecured obligations which are subordinated in right of payment to all of our existing and future senior indebtedness. The series 2008 promissory notes mature on November 26, 2020. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009, accrued at the rate of 17.5% per annum for the period from November 27, 2009 through November 26, 2010, accrued at a rate of 20.0% per annum from November 27, 2010 through December 31, 2010 and thereafter accrues from January 1, 2011 at a rate of 8.0%. Through November 26, 2013, at our option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26 of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually.

We intend to use a portion of the net proceeds of this offering to redeem in full our series 2008 promissory notes.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our class A common stock, and we cannot assure you that a significant public market for our class A common stock will develop or be sustained after this offering. Future sales of significant amounts of our outstanding class A common stock in the public market after this offering could adversely affect the prevailing market price of our class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding              shares of class A common stock and              shares of class B common stock based upon the assumptions described in “Prospectus Summary—The Offering.” Of these shares, all of the shares of class A common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares of class A common stock purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

All of the shares of class B common stock (which will convert into shares of class A common stock if transferred outside of our current stockholders and their respective affiliates, which includes Onex and our management group), will be available for public sale if registered under the Securities Act or sold pursuant to an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering and assuming no exercise of the overallotment option,              shares of our class B common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which exemption is summarized below. These restricted securities are subject to the lock-up agreements described below until 180 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together held an aggregate of approximately         % of the outstanding shares of our class B common stock as of                 , 2011 have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of class A common stock or class B common stock or any securities convertible into or exchangeable or exercisable for shares of class A common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. For additional information, see “Underwriting.”

Long-Term Incentive Plan

Concurrently with this offering, we will award options to purchase                  shares of class A common stock at an exercise price equal to the public offering price of the class A common stock pursuant to our Long-Term Incentive Plan. Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register                  shares of our class A common stock reserved for issuance under our Long-Term Incentive Plan. Subject to the expiration of any lock-up restrictions as described above and following the completion of any vesting periods, shares of our class A common stock issuable upon the exercise of options granted or to be granted under our Long-Term Incentive Plan will be freely tradable without restriction under the Securities Act, unless such shares are held by our affiliates.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our class B common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, subject to the availability of current public information about us.

The six-month holding period increases to one year for sales occurring prior to 90 days after the date of this prospectus. Non-affiliates who have beneficially owned shares for at least one year will not be subject to any restrictions under Rule 144 if they have not been our affiliates during the preceding three months.

Sales under Rule 144 by our affiliates are always subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our class A common stock or class B common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our class A common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of             , 2011,              shares of our outstanding class B common stock had been issued in reliance on Rule 701. All of these shares, however, are subject to lock-up agreements as described above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated to release all or any portion of these shares from the lock-up agreements.

Registration Rights

As described above in “Description of Capital Stock—Registration Agreement,” Onex and its affiliates have the right, and upon completion of this offering, the holders of a majority of the shares of our unregistered class B common stock will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our class B common stock, subject to the lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our class A common stock to significantly decline.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material federal income tax consequences arising from the purchase, ownership and disposition of our class A common stock acquired in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to each beneficial owner of our class A common stock due to the particular circumstances of such beneficial owner or, except as expressly stated, address estate and gift tax consequences, state, local or other tax consequences (including the recently-enacted Medicare tax on net investment income) or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final or temporary United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change and differing interpretations, possibly with retroactive effect. In particular, this summary does not address the considerations that may be applicable to: (1) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, U.S. expatriates, broker-dealers and tax-exempt organizations; (2) U.S. Holders (as defined below) with a “functional currency” other than the U.S. dollar; (3) U.S. Holders that own 10% or more of the total combined voting power of our shares; or (4) persons that hold our class A common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security. This summary deals only with the tax treatment of persons who own our class A common stock as “capital assets” as defined in Section 1221 of the Code.

ALL PROSPECTIVE PURCHASERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR CLASS A COMMON STOCK. INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.

As used herein, the term “U.S. Holder” means a beneficial owner of our class A common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or individual resident in the United States;

•	a corporation, or other entity treated as a corporation for such purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

Except as provided below in the discussion of estate tax, the term “Non-U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our class A common stock.

Dividends

We do not anticipate paying cash dividends on our class A common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our class A common stock. Any remainder will constitute gain from the deemed sale of the class A common stock. See “— Dispositions.”

U.S. Holders. Any dividends payable by us will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).

For taxable years ending on or before December 31, 2012, certain “qualified dividend income” will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations). A U.S. Holder will be eligible for this reduced rate only if it has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Non-U.S. Holders. The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to United States persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely satisfy applicable certification or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Dispositions

U.S. Holders. A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of our class A common stock in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year at the time of the sale or other disposition. If the U.S. Holder’s holding period on the date of the sale or other disposition is one year or less, such gain or loss will be short-term capital gain or loss. However, if a U.S. Holder has received a dividend to which the special reduced rate of tax, discussed above, applies, and which exceeds 10% of the U.S. Holder’s basis for the stock (taking into account certain rules that aggregate dividends for this purpose), any loss on sale or other disposition generally will be a long-term capital loss to the extent of that dividend, regardless of the U.S. Holder’s actual holding period. Any gain or loss recognized on the sale or other disposition of our class A common stock will generally be U.S. source income. Any capital loss recognized upon the sale or other disposition of our class A common stock is generally deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss may be deductible to the extent of capital gains plus ordinary income of up to $3,000.

A U.S. Holder’s tax basis for his, her or its shares of our class A common stock will generally be the purchase price paid therefor by such U.S. Holder (reduced by amounts of any distributions, in excess of earnings and profits of the Company, received by such U.S. Holder). The holding period of each share of our class A common stock owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such share and will include the day on which the share is sold by such U.S. Holder.

Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our class A common stock unless:

•

the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of United States, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•

the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale or other disposition of the class A common stock) exceed capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our class A common stock (the “applicable period”).

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, actual or constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently, and are not likely to become in the future, a U.S. real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the U.S. Internal Revenue Service and to each U.S. Holder and Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.

If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a United States person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-US. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

New Legislation

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a non-U.S. financial institution unless such non-U.S. financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial non-U.S. entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, Non-U.S. Holders that are otherwise eligible for an exemption from, or reduction of, withholding of U.S. federal income taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the U.S. Internal Revenue Service to obtain the benefit of such exemption or reduction. Non-U.S. Holders should contact their own tax advisors regarding the particular consequences to them of this legislation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
J. P. Morgan Securities LLC

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Options	With Options
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to              shares of class A common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any class A common stock or class B common stock;

•	sell any option or contract to purchase any class A common stock or class B common stock;

•	purchase any option or contract to sell any class A common stock or class B common stock;

•	with respect to the Company, grant any option, right or warrant for the sale of any class A common stock or class B common stock except for those granted under the Long-Term Incentive Plan;

•	lend or otherwise dispose of or transfer any class A common stock or class B common stock;

•	request or demand that we file a registration statement related to the class A common stock or class B common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A common stock or class B common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the NYSE under the symbol “TMS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our class A common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our class A common stock. However, the representative may engage in transactions that stabilize the price of the class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our class A common stock or preventing or retarding a decline in the market price of our class A common stock. As a result, the price of our class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated website is not part of this prospectus.

Other Relationships

Certain of the underwriters and their related entities have engaged in, and may in the future engage in, commercial and investment banking transactions with us, Onex or its affiliates in the ordinary course of business. They have received, or may in the future receive, customary fees and commissions for these commercial and investment banking transactions. In addition, affiliates of the underwriters act as lenders under our credit facilities, for which they receive customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

•	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

•

to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided	that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing

Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the Dubai Financial Services Authority. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person under to Section 275(1A) of the Securities and Futures Act (Chapter 289), and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is given for the transfer; or

(c) by operation of law.

LEGAL MATTERS

The validity of the shares of our class A common stock offered in the offering will be passed upon by Kaye Scholer LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements of TMS International Corp. and Subsidiaries as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the class A common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file with the SEC at the following public reference facilities of the SEC:

Public Reference Room

100 F Street, NE

Washington, DC 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings, including the registration statement, are available to you on this website.

You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

TMS International Corp.

Attention: Corporate Secretary

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

GLOSSARY OF SELECTED INDUSTRY TERMS

“Billet” refers to a square form of semi-finished steel that later is rolled into a finished product such as a bar.

“Demurrage” is a charge required as compensation for the delay of a ship, barge, rail car, truck or other cargo beyond its scheduled time of departure.

“Integrated mill” refers to a steel mill that makes steel by processing iron ore and other raw materials (primarily coke, a coal derivative, and limestone) in blast furnaces, and then refining the molten iron from the blast furnace plus scrap into steel in basic oxygen furnaces. See “scrap.”

“Liquid steel” refers to steel in the form of molten metal as released from the basic oxygen furnace in an integrated mill or the electric arc furnace in a minimill prior to downstream processing.

“Mass spectrometer” is a device used to determine the chemical composition of a sample of scrap.

“Minimill” refers to a steel mill that produces steel by melting scrap or scrap substitutes in electric arc furnaces.

“Refractory removal” refers to the disassembly of furnace and vessel linings, specifically heat-resistant brick, using specialized equipment and skilled operators.

“Scrap” refers to iron-containing material that generally is remelted and recast into new steel. Integrated mills typically use up to 25% scrap for their basic oxygen furnace inputs, and minimills generally use up to 100% scrap for their electric furnace inputs.

“Slab” refers to the most common type of semi-finished steel usually measuring eight–10 inches thick by 30–85 inches wide and average 20 feet long and destined for further processing into strip, sheet, plate, or welded pipe product.

“Slag” refers to the impurities in a molten pool of iron or steel. Fluxes such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than liquid iron or steel, it will float on top of the pool, where it can be skimmed off.

G-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

TMS International Corp.

We have audited the accompanying consolidated balance sheets of TMS International Corp. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TMS International Corp. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 22 to the consolidated financial statements, the Company changed its method of accounting for pensions in 2008.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

February 17, 2011

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share data)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$49,492	$29,814
Accounts receivable, net of allowance for doubtful accounts of $2,125 and $2,612, respectively (Note 8 and Note 13)	207,147	164,618
Inventories (Note 9)	38,664	31,613
Prepaid and other current assets	19,562	6,337
Deferred tax asset (Note 7)	6,702	6,417

Total current assets	321,567	238,799
Property, plant and equipment, net (Note 10)	138,540	149,264
Deferred financing costs, net of accumulated amortization of $9,280 and $6,812, respectively (Note 12)	8,384	10,852
Goodwill (Note 11)	242,148	242,669
Other intangibles, net of accumulated amortization of $47,232 and $35,150, respectively (Note 11)	165,295	177,749
Other noncurrent assets	2,971	5,056

Total assets	$878,905	$824,389

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$177,668	$129,729
Accounts payable—overdraft	25,802	25,583
Salaries, wages and related benefits	28,934	20,680
Current taxes payable (Note 7)	720	302
Accrued expenses (Note 8)	30,114	22,859
Revolving bank borrowings (Note 12)	304	4,444
Current portion of long-term debt (Note 12)	3,185	3,878

Total current liabilities	266,727	207,475
Long-term debt (Note 12)	380,997	383,367
Indebtedness to related parties (Note 12)	42,155	57,923
Deferred tax liability (Note 7)	42,932	33,967
Other noncurrent liabilities (Note 8)	20,203	18,783

Total liabilities	753,014	701,515
Commitments and contingencies (Note 24)
Redeemable preferred stock:
Redeemable, convertible preferred stock, 50,000 shares authorized with 25,000 shares designated as Class A; $0.001 par value per share; 21,883 shares issued and outstanding at December 31, 2010 and 2009, liquidation preference of $296,844 and $274,021 at December 31, 2010 and 2009, respectively, accumulated and unpaid dividend of $80,203 and $57,379 at December 31, 2010 and 2009, respectively (Note 15)	296,844	274,021
Stockholders’ deficit:
Common stock 50,000 shares authorized, $0.001 par value per share, 23,835 and 23,837 issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Capital in excess of par value	—	—
Accumulated deficit	(165,717)	(150,070)
Accumulated other comprehensive loss	(5,502)	(1,077)

Total TMS International Corp. stockholders’ deficit	(171,219)	(151,147)
Noncontrolling Interest	266	—

Total stockholders’ deficit	(170,953)	(151,147)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$878,905	$824,389

The accompanying notes are an integral part of these consolidated financial statements.

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except share and per share data)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenue:
Revenue from Sale of Materials	$1,629,119	$986,304	$2,595,608
Service Revenue	401,511	312,035	387,305

Total Revenue	2,030,630	1,298,339	2,982,913
Costs and expenses:
Cost of Raw Materials Shipments	1,564,504	939,993	2,515,425
Site Operating Costs	293,003	233,120	298,394
Selling, General and Administrative Expenses	53,139	44,638	56,750
Provision for (Recovery of) Bad Debts	64	(5,419)	9,166
Provision for Transition Agreement	—	2,243	—
Depreciation	49,317	57,567	61,108
Amortization	12,191	12,193	11,972

Total costs and expenses	1,972,218	1,284,335	2,952,815

Income from Operations	58,412	14,004	30,098
Goodwill Impairment	—	(55,000)	—
Gain on Early Extinguishment of Debt	—	1,505	—
Disposition of Cumulative Translation Adjustment	—	(1,560)	—
Interest Expense, Net	(40,361)	(44,825)	(38,079)

Income (Loss) before income taxes	18,051	(85,876)	(7,981)
Income Tax (Expense) Benefit	(10,903)	6,885	1,891

Net Income (Loss)	$7,148	$(78,991)	$(6,090)
Accretion on preferred stock	(22,824)	(21,069)	(19,501)

Net loss attributable to common stockholders	$(15,676)	$(100,060)	$(25,591)

Earnings per share:
Basic and diluted:
Net loss per share	$(657.66)	$(4,176.82)	$(1,064.92)

Average common shares outstanding	23,836	23,956	24,031

The accompanying notes are an integral part of these consolidated financial statements.

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands of dollars, except share data)

	TMS International Corp.						Noncontrolling Interest	Total
	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	TMS International Corp. Total
	Shares	Amount
Balances, December 31, 2007	24,034	$—	$—	$(24,452)	$6,949	$(17,503)	$—	$(17,503)
Share-based compensation costs	—	—	34	—	—	34	—	34
Forfeited restricted shares	(3)	—	—	—	—	—	—	—
Adoption of measurement date provision of ASC 715, net of tax	—	—	—	(31)	419	388	—	388
Accumulating dividend on class A preferred stock	—	—	(34)	(19,467)	—	(19,501)	—	(19,501)
Comprehensive income:
Net loss	—	—	—	(6,090)	—	(6,090)	—	(6,090)
Translation adjustment	—	—	—	—	(15,688)	(15,688)	—	(15,688)
Loss on fair value of hedging instruments, net of tax	—	—	—	—	(1,295)	(1,295)	—	(1,295)
Change in funded status of retirement plans, net of tax	—	—	—	—	(3,177)	(3,177)	—	(3,177)

Total comprehensive (loss) income	—	—	—	(6,090)	(20,160)	(26,250)	—	(26,250)

Balances, December 31, 2008	24,031	$—	$—	$(50,040)	$(12,792)	$(62,832)	$—	$(62,832)
Share-based compensation costs			30			30	—	30
Forfeited restricted shares	(194)	—	—	—	—	—	—	—
Accumulating dividend on class A preferred stock	—		(30)	(21,039)	—	(21,069)	—	(21,069)
Comprehensive income:
Net loss	—	—	—	(78,991)		(78,991)	—	(78,991)
Translation adjustment	—	—	—	—	9,059	9,059	—	9,059
Cumulative translation adjustment reclassified into earnings	—	—	—	—	1,560	1,560	—	1,560
Gain on fair value of hedging instruments, net of tax	—	—	—	—	1,559	1,559	—	1,559
Change in funded status of retirement plans, net of tax	—	—	—	—	(463)	(463)	—	(463)

Total comprehensive (loss) income	—	—	—	(78,991)	11,715	(67,276)	—	(67,276)

Balances, December 31, 2009	23,837	$—	$—	$(150,070)	$(1,077)	$(151,147)	$—	$(151,147)
Share-based compensation costs	—	—	29	—	—	29	—	29
Forfeited restricted shares	(2)	—	—	—	—	—	—	—
Accumulating dividend on class A preferred stock	—	—	(29)	(22,795)	—	(22,824)	—	(22,824)
Investment of noncontrolling interest	—	—	—	—	—	—	266	266
Comprehensive income:
Net income	—	—	—	7,148	—	7,148	—	7,148
Translation adjustment	—	—	—	—	(2,279)	(2,279)	—	(2,279)
Change in fair value of hedging instruments, net of tax	—	—	—	—	297	297	—	297
Change in funded status of retirement plans, net of tax	—	—	—	—	(2,443)	(2,443)	—	(2,443)

Total comprehensive income (loss)	—	—	—	7,148	(4,425)	2,723	—	2,723

Balance, December 31, 2010	23,835	$—	$—	$(165,717)	$(5,502)	$(171,219)	$266	$(170,953)

The accompanying notes are an integral part of these consolidated financial statements.

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities:
Net income (loss)	$7,148	$(78,991)	$(6,090)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	49,317	57,567	61,108
Amortization	12,191	12,193	11,972
Amortization of deferred financing costs	2,468	2,331	2,335
Deferred income tax	9,618	(8,474)	(3,455)
Provision for bad debts	123	680	310
(Gain) loss on the disposal of equipment	(362)	(301)	881
Non-cash share-based compensation cost	29	30	35
Interest paid in kind	4,657	6,611	—
Non-cash gain from debt extinguishment	—	(1,505)	—
Impairment of goodwill	—	55,000	—
Disposition of Cumulative Translation Adjustment	—	1,560	—
Increase (decrease) from changes in:
Accounts receivable	(42,652)	(22,479)	39,202
Inventories	(6,799)	(13,229)	26,386
Prepaid and other current assets	(11,758)	5,795	(5,634)
Other noncurrent assets	329	(325)	1,532
Accounts payable and accounts payable overdraft	48,157	59,673	(77,360)
Accrued expenses	15,989	(4,747)	(4,418)
Other non current liabilities	(1,699)	(329)	(3,779)
Other, net	(161)	2,163	(6,546)

Net cash provided by operating activities	86,595	73,223	36,479

Cash flows from investing activities:
Capital Expenditures	(39,816)	(37,635)	(62,852)
Proceeds from sale of equipment	1,394	3,337	1,418
Acquisitions, net of cash acquired of $0, $0, and $94, respectively	(495)	—	(11,431)
Amounts returned from escrow (Investment in other noncurrent assets)	1,712	—	(4,709)
Contingent payment for acquired business	(339)	(426)	(2,141)
Cash flows related to IU International, net	(331)	(1,416)	(409)

Net cash used in investing activities	(37,875)	(36,140)	(80,124)

Cash flows from financing activities:
Revolving credit facility (repayments) borrowings, net	(4,115)	(46,760)	37,497
Issuance of debt	—	39,153	13,080
Fees paid to amend Term Loan	—	(588)	—
Repurchase of senior notes	—	(430)	—
Repayment of debt	(25,193)	(4,436)	(3,116)
Contribution of noncontrolling interest	266	—	—

Net cash (used for) provided by financing activities	(29,042)	(13,061)	47,461

Cash and cash equivalents:
Net increase in cash	19,678	24,022	3,816
Cash at beginning of period	29,814	5,792	1,976

Cash at end of period	$49,492	$29,814	$5,792

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Current Business

TMS International Corp. (“TMS” or the “Company”) through its subsidiaries, including Tube City IMS Corporation (“TCIMS”) is the largest provider of outsourced industrial services to steel mills in North America with a substantial international presence. The Company operates at over 70 customer sites in nine countries and has a raw materials procurement network that extends to five continents. The Company’s primary services include: (i) scrap management and preparation, (ii) semi-finished and finished material handling, (iii) metal recovery and slag handling, processing and sales, (iv) surface conditioning, (v) raw materials procurement and logistics and (vi) proprietary software-based raw materials cost optimization.

The Onex Acquisition

TMS was formed by Onex Partners II LP and affiliates (“Onex”) on October 31, 2006 for the purpose of acquiring TCIMS. In November 2006, TMS entered into a Stock Purchase Agreement with the previous owners of TCIMS. On January 25, 2007, Metal Services Holdco LLC (“Holdco”), a wholly owned subsidiary of TMS, completed the acquisition by acquiring all of the outstanding shares of TCIMS (the “Onex Acquisition”).

Immediately after the Onex Acquisition, approximately 91% of the outstanding common shares of TMS were owned by Onex and approximately 9% was owned by management and certain other employees, a consultant and a director of TCIMS. The Onex Acquisition constituted a change of control of TCIMS and was accounted for under FASB Accounting Standards Codification (“ASC”) 805 “Business Combinations” using the purchase method of accounting.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Entities of which the Company owns a majority interest and controls are consolidated; entities of which the Company owns a less than majority interest and does not control, but exercises significant influence over, are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts, transactions and profits have been eliminated in consolidation.

In preparing these financial statements, the Company has evaluated subsequent events through February 17, 2011, the date of issue of these financial statements. There are no material subsequent events to report in accordance with ASC Topic 855 on subsequent events other than those reported in Note 28.

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements with appropriate evaluation and consideration of events transpiring subsequent to the financial statement date. Significant items subject to such estimates and assumptions include the depreciation and amortization of properties and intangibles, valuation allowances for accounts receivable and net deferred tax assets, pension obligations, and claims and assessments. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdrafts at December 31, 2010 and December 31, 2009, are approximately $25.8 million and $25.6 million, respectively, of book overdrafts. Accounts payable overdrafts represent outstanding checks in excess of related cash balances.

The Company’s treasury function uses cash on hand, cash generated by operating activities, and, if necessary, funds available under the Company’s Revolver (see Note 12—Debt) to liquidate these outstanding checks when they are presented for payment.

Trade Receivables

The Company generally has the intent and the ability to hold trade receivables until payoff and records receivables at their face value less an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. However, in the case of large volume raw material shipments, the Company will generally request a letter of credit or other security. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables and the condition of the general economy and the industry. Decisions to write off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted-average method. Goods in transit represent inventories in route to customers under outsource purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method. Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost in connection with business combinations is based on fair market value at the time of acquisition. Major components of certain significant operating assets are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expense as incurred. The cost of property, plant, and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 10—Property Plant and Equipment for estimated useful lives by classification).

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topic 360-10-35 on impairment and disposal of long-lived assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment evaluation, the undiscounted cash flows used to assess impairments, and the fair value of an impaired asset. During 2009, in the process of determining the fair value of other assets and liabilities of the Mill Services Segment, the Company forecasted and evaluated the cash flows associated with certain long-lived assets of that segment including the unit’s amortizable intangible assets. In no instance were the undiscounted cash flows associated with the unit’s long-lived assets less than the carrying value of the related assets and, accordingly, no impairment was recorded.

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets that are not subject to amortization are recorded at fair value at the dates of acquisition. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. ASC Topic 350 on goodwill and other intangible assets requires that goodwill be evaluated for impairment using a two-step process. The first step of the goodwill impairment evaluation, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired; and the second step of the impairment evaluation is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the evaluation must be performed to measure the goodwill impairment loss, if any. The second step of the evaluation compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess. (See Note 11—Goodwill and Identifiable Intangible Assets).

Deferred Financing Cost

Costs associated with negotiation and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 12—Debt, for deferred financing costs written off).

Other Noncurrent Assets

Other noncurrent assets principally include long term deposits to secure insurance obligations, cash surrender value of executive life insurance policies to be used to fund certain deferred compensation obligations and other noncurrent assets. Long term deposits were $1.0 million and $1.0 million at December 31, 2010 and December 31, 2009 respectively, cash surrender value of executive life insurance policies were $1.1 million and $1.1 million at December 31, 2010 and December 31, 2009, respectively, and other noncurrent assets were $0.9 million and $3.0 million at December 31, 2010 and December 31, 2009, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swaps to manage its risk related to its variable interest rate debt. The swaps have been designated as cash flow hedges. Accordingly, they are recorded at fair value. To the extent that the instruments are effective in hedging the related interest rate risk, the adjustments to record the swaps at fair value are recorded in other comprehensive income. (See Note 15—Derivative Financial Instruments).

Revenues

Revenue from Sale of Materials

Raw materials procurement and logistics—Revenue from raw materials procurement represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier and sells the scrap to a customer, with shipment made directly from the supplier to the third-party customer, or the Company earns a contractually determined, volume based fee for arranging delivery of raw materials shipments for a customer directly from a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or F.O.B. destination depending on terms of sale or when the Company has the right to receive its contractual fee. Revenues from these sources are included in Revenue from Sale of Materials. During the year ended December 31, 2010, approximately 58% of the Company’s raw material procurement activity by volume was made under the transaction model where the Company purchases raw materials from a supplier and sells the material to the customer. In this transaction model, the Company (i) incurs the obligation to the supplier of the material, (ii) assumes the risk of collection for the full value of the raw material delivered to the customer and (iii) records Revenue From Sale of Material for the full value invoiced to the customer and records the Cost of Raw Material Shipments for the full value of the liability owed to the vendor. During the year ended December 31, 2010, approximately 42% of the Company’s raw material procurement activity by volume was transacted where the Company arranged for delivery of raw material for a customer directly from a vendor earning a contractually determined volume-based fee. In this transaction model, the Company assumes no obligation to the vendor and invoices its customer for only the volume based fee it earns for arranging the delivery, not the full value of the material delivered. The volume-based fee is recorded as Revenue From Sale of Materials and there is no corresponding Cost of Raw Material Shipment in this transaction model.

The Company also purchases, processes and sells scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from scrap sales of material when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in Revenue from Sale of Materials.

Service Revenue

Metal recovery, slag handling, processing, and sales—Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally reused in production of steel by the host mill or sold to other end users and the nonmetallic material is generally sold to third parties as aggregate. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in Service Revenue.

Semi finished material handling; scrap management preparation—Income from receiving, processing and managing raw material inputs, primarily scrap, and handling and recording inventory of finished products where all of the production is generally completed at the customer’s location. Revenues from these sources are included in Service Revenue and are recognized at the time the service is performed.

Surface conditioning—Revenue from removing imperfections from semi-finished steel processed for use in high-end applications. The Company recognizes revenue from surface conditioning services when it performs the services. Revenues from these sources are included in Service Revenue.

Raw materials optimization—Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical combination of input materials necessary to make a customer’s specified chemistry of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in Service Revenue.

Other revenues—Income from various services including dust and debris management, equipment rental services, mobile equipment maintenance, refractory removal vacuumation and income from services to customers outside of the normal contractual agreement. The Company recognizes revenue as the service is provided. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in Service Revenue.

It is common for the Company to provide multiple services at a single customer location under a single unified contract or multiple contracts. The contracts detail the amounts the Company charges for each individual service provided. Therefore, the Company accounts for each type of service as a separate arrangement.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer is included in cost of scrap shipments.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740 on income tax, which requires an asset and liability approach for accounting for income taxes. ASC Topic 740 requires assessment of the likelihood of realizing benefits associated with deferred tax assets for purposes of determining whether a valuation allowance is needed for such deferred tax assets. The Company and its subsidiaries file a consolidated U.S. federal income tax return.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, changes to stockholders’ equity related to the funded status of defined benefit pension and other post-retirement benefit plans, and the cumulative changes in the fair value of hedging derivatives. (See Note 27—Accumulated Other Comprehensive Income (Loss)).

Health Insurance

The Company self-insures its employees’ health insurance using a third-party administrator to process and administer claims. The Company has stop-loss coverage through an insurer that covers claim payments exceeding $175,000 per employee per year subject to a yearly aggregate deductible of $155,000. The Company maintains accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

Workers’ Compensation

The Company self-insures its workers’ compensation obligations under a large deductible program. Under this program, the maximum exposure per claim is $1.0 million, and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims. The Company does not have funds on deposit with a third-party payor insurance carrier who administers the program, but it does secure its obligation with letters of credit.

Per Share Data

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated using the weighted-average number of common shares plus potential dilutive common shares outstanding during the period. (See Note 18—Earnings per Share).

Redeemable Preferred Stock

Our preferred class A stock had an initial liquidation preference of $9,900 per share and carries an 8% accumulating, compounding dividend. Approximately 91% of our class A preferred stock is held by Onex, our controlling shareholder. Through its controlling interest in our common stock, Onex could initiate a call of the preferred shares for the total liquidation value of the shares, which is the initial liquidation value of $9,900 per share plus the accumulated and unpaid dividends thereon. Accordingly, we account for the full liquidation value of the shares as redeemable preferred stock outside of permanent stockholders’ equity in accordance with ASC 480-10-S99-3A. The class A preferred stock will automatically convert into common stock upon a sale of common stock in an underwritten public offering registered under the Securities Act or a transaction that results in the change of control of the Company. The Company records the accumulating dividend as an increase to the liquidation value of the redeemable preferred stock and a decrease to Capital in excess of par value to the extent available and then as increase to its Accumulated deficit.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income (loss).

Note 3—New Accounting Pronouncements

On December 4, 2007, the FASB issued ASC Topic 805 Business Combinations, and ASC Topic 810 Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. ASC Topic 805 revises the accounting for business combinations and, among other changes, will require that for business combinations that occur after the adoption, the Company must estimate the liability of future contingent consideration at the date of acquisition, and any difference from such estimate will affect current earnings in the period in which such differences occur. The Company adopted this standard at the beginning of 2009. This standard does not apply to business combinations that occurred prior to January 1, 2009, so any contingent consideration that was paid related to its acquisition of Hanson (described in Note 4 below), which occurred in September 2008, was treated as additional purchase price. This standard applied to the Company’s acquisition of Total Mill Services in 2010 and will apply to all future acquisitions.

Note 4—Business Combinations

Total Mill Services Acquisition. As of May 31, 2010, the Company acquired substantially all of the assets of Total Mill Services, an Ontario, Canada based provider of in-plant services to a single steel mill. The

Company initially paid $0.5 million and could pay an additional $0.2 million in 2011 subject to the achievement of certain operating performance targets. On the acquisition date, all the previous employees of Total Mill Services became employees of the Company’s pre-existing Canadian subsidiary. The transaction was accounted for as a business combination under ASC 805. The Company recorded the acquired assets at their fair value including equipment of $0.5 million, goodwill of $0.2 million and customer related intangibles of $0.1 million. The Company also recorded a liability for contingent consideration of $0.2 million.

Hanson Acquisition. On September 5, 2008, the Company acquired all of the outstanding stock of Hanson Resources Management Limited (“Hanson”), a United Kingdom based business that provides a broad spectrum of services to steel mills and other industrial enterprises. The Company paid $16.7 million in cash and incurred $0.9 million in costs related directly to the transaction.

The sellers initially received $7.1 million in cash and the remaining $9.7 million was paid into escrow for potential payments of contingent consideration and as credit support for representations and indemnifications provided by Hanson’s former stockholders. The Company assumed $15.6 million in liabilities from Hanson including $8.6 million of revolving borrowings and capital lease obligations.

Of the amount paid into escrow, $6.1 million was contingently payable to the former stockholders of Hanson subject to Hanson continuing to provide certain services and satisfactorily renewing contracts to certain customers. From October 1, 2008 through December 31, 2009, Hanson continued to satisfactorily provide certain services to its customers and the former shareholders of Hanson were paid $4.3 million out of escrow. The Company recorded those amounts as additional costs of the acquisition. However, one of the milestones required for release of the contingent consideration to the former shareholders of Hanson related to entering into a long-term extension of a contract for certain services. While Hanson continues to provide those services under rolling shorter term arrangements, they have not entered into a long-term contract. Accordingly, $1.7 million was returned to the Company in June 2010 and reclassified from other noncurrent assets to cash and cash equivalents on the Company’s consolidated balance sheets.

In addition to the amounts escrowed related to potential contingent consideration, the Company paid $3.6 million into escrow when the transaction closed related to credit support for representations, warranties and indemnifications made by the former stockholders of Hanson that were included in the sales transaction documents. During 2009, $3.4 million of the escrowed amount was released to former stockholders of Hanson and $0.2 million was returned to the Company. As of December 31, 2010, no amounts remained in escrow related to the Hanson acquisition.

The operating results of Hanson are consolidated with the Company’s operating results beginning September 5, 2008. Hanson is included with the Company’s Mill Services Group segment as the services it provides are similar to those historically provided by that segment.

Note 5—Provision for Transition Agreement

On July 24, 2009, the Company announced that I Michael Coslov would retire from his position as Chief Executive Officer. On that date, the Company and Mr. Coslov entered into a Transition Agreement that made Mr. Coslov’s retirement effective on the date that a new Chief Executive Officer was appointed by the Company’s board of directors (“the Effective Date”). On August 14, 2009 the Company’s board of directors appointed Joseph Curtin as Chief Executive Officer; and, pursuant to the Transition Agreement, Mr. Coslov became then Non-Executive Chairman of the Board.

The Transition Agreement calls for Mr. Coslov to receive transition payments for two years following the Effective Date and to receive monthly compensation for his role as Non-Executive Chairman thereafter. Mr. Coslov will also receive continuing health care benefits under the agreement. The Company recorded a $2.2 million provision for the Transition Agreement during 2009 related to the payment of Mr. Coslov’s termination payments and benefits. The Company had $1.0 million and $2.2 million accrued related to this transition agreement as of December 31, 2010 and December 31, 2009, respectively.

Note 6—Disposition of Cumulative Translation Adjustment

During the second quarter of 2009, the Company ceased providing services at a foreign mill site. During the third quarter of 2009, the Company determined that it would not resume providing services at that site and had no near-term projects for other contracts in that foreign country. By the end of the third quarter of 2009, substantially all of the assets of that country’s operations had been liquidated. In accordance with FASB ASC 830-30-40-1, upon substantial liquidation of the operations, the Company recorded a charge of $1.6 million in 2009 to write off the balance of our cumulative translation adjustment related to translation adjustments that had been recognized as a separate component of equity.

Note 7—Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2010	December 31, 2009
Deferred tax assets:
Net operating loss carryforwards	$27,274	$36,751
Pension and post-employment benefits	3,908	3,895
Compensation	2,168	2,603
Legal reserve	281	368
Bad debt reserve	914	1,190
Inventories	150	244
Workers’ compensation reserve	2,452	2,276
Goodwill Impairment	4,071	4,071
Interest rate swaps	690	871
Alternative minimum tax credit	2,275	2,275
Foreign tax credit	7,058	6,422
State non-cash credits	8,310	9,124
Deferred interest	1,982	2,603
Other	4,075	2,061

Total deferred tax assets	65,608	74,754
Valuation allowance	(29,569)	(28,679)

Total net deferred tax assets	36,039	46,075

Deferred tax liabilities:
Identifiable intangibles	(52,255)	(55,934)
Goodwill	(10,721)	(7,995)
Fixed assets	(4,110)	(3,588)
Cancellation of debt—deferred income	(579)	(579)
Foreign intangibles & other	(4,604)	(5,529)

Total deferred tax liabilities	(72,269)	(73,625)

Net deferred tax liabilities	$(36,230)	$(27,550)

The Company has federal net operating loss carryforwards, the tax effect of which totals $10.8 million that expire at various dates from 2027 through 2029 and the Company has an alternative minimum tax credit carryover of $2.3 million, which is carried forward indefinitely. The foreign tax credit in the amount of $7.1 million expires from 2015 through 2020. In addition, the Company has state net operating loss carryforwards, the tax effect of which totals $12.1 million that expire at various dates from 2011 through 2029 and state non-cash tax effect credits of $8.3 million available until 2020. The Company also has foreign net operating loss carryforwards, the tax effect in the amount of $4.3 million which expire at various dates from 2018 to unlimited. The tax effected federal net operating loss carryforwards expire as follows (in thousands):

Date of Expiration December 31:	Tax Effected Amounts
2027	$1,186
2029	9,653

$10,839

Management determined that a valuation allowance is required on $9.7 million of the state net operating loss carryforwards and a required valuation allowance of $8.3 million with respect to the state non-cash credits due to state carryover limitations on utilization and apportionment of taxable income. Management has also determined that a valuation allowance of $4.5 million is required for certain foreign net operation loss carryforward due to limitations on utilizations and projections. With respect to the foreign tax credit, a valuation allowance of $4.6 million is required due to projections and utilization limitations. In addition, management has also determined that a valuation allowance of $2.5 million is required as a portion is related to debt write-off and a portion is related to certain legacy workers’ compensation accruals, the payment of which will be treated as capital losses for tax purposes.

The components of income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current:
State	$—	$—	$—
Federal	—	—	—
Foreign	1,285	1,589	1,564

Total current income tax expense	1,285	1,589	1,564
Deferred:
Federal	7,703	(10,045)	(1,563)
State	1,892	36	1,267
Foreign	23	1,535	(3,159)

Total deferred expense (benefit)	9,618	(8,474)	(3,455)

Total net income tax expense (benefit)	$10,903	$(6,885)	$(1,891)

Income tax expense (benefit) varies from amounts computed by applying the 35% federal statutory rate for the following reasons (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Income tax benefit at statutory rate	$6,320	$(30,057)	$(2,807)
Permanent differences	1,710	17,975	1,406
Effect of changes in deferred tax valuation allowance	2,998	8,686	1,000
Foreign tax credit	(636)	(2,047)	—
Foreign taxes, net of credit	(127)	(165)	(82)
Effect of change in deferred rate	(105)	(314)	—
Effect of state income taxes, net of federal benefit	1,029	(953)	(171)
Adjustment to prior year’s taxes	(286)	(10)	(290)
Adjustment to foreign prior year’s rates	—	—	(947)

	$10,903	$(6,885)	$(1,891)

No federal or state income taxes have been provided on approximately $0.5 million of foreign earnings considered to be permanently reinvested in foreign countries.

Loss from continuing operations before income taxes, as shown in the accompanying consolidated statements of operations, includes the following income (loss) components (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Domestic	$15,855	$(86,383)	$(5,054)
Foreign	2,196	507	(2,927)

Income (loss) before income taxes	$18,051	$(85,876)	$(7,981)

Uncertain tax positions

During the years ended December 31, 2010, 2009 and 2008, activity related to unrecognized tax benefits was not material. The following table sets forth the amount of unrecognized tax benefits periods indicated (in thousands):

	Year ended December 31,
	2010	2009	2008
Unrecognized tax benefits at beginning of period	$214	$214	$214

Unrecognized tax benefits at end of period	$214	$214	$214

The total amount of interest and penalty recognized related to uncertain tax positions as of December 31, 2010, December 31, 2009 and December 31, 2008 were not material. When applicable, penalties and interest related to income taxes will be classified as part of corporate income tax expense.

Open years for federal and state income tax begin at years 2007 and forward, except for portions of net operating losses utilized from 2000 for federal purposes and 1995 for state purposes, as limited.

Note 8—Other Balance Sheet Information

Other noncurrent liabilities consist of the following (in thousands):

	December 31, 2010	December 31, 2009
IU International obligations
Pensions and deferred compensation	$9	$1,456
Other post-employment benefits	2,741	2,749
Workers’ compensation	1,546	1,528
Pension and deferred compensation	12,178	9,072
Fair value of interest rate swap agreements	1,792	2,262
Liability for unrecognized tax benefits	214	214
Other noncurrent accrued liabilities	1,723	1,502

	$20,203	$18,783

IU International Obligations

The Company has certain obligations resulting from the 1988 acquisition of IU International Corporation (“IU”) that are unrelated to current operations. Such obligations were primarily for employee benefits and workers’ compensation insurance claims. At December 31, 2010 and December 31, 2009, such liabilities totaled $5.6 million and $6.4 million, respectively, of which $1.3 million and $0.6 million were classified as short-term at December 31, 2010 and December 31, 2009, respectively.

Allowance for doubtful accounts activity for the periods indicated is as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$2,612	$8,273	$1,106
Additions charged to expense	309	(5,447)	9,166
Amounts written off	(800)	(373)	(1,999)
Recoveries credited to allowance	—	159	—
Translation adjustment	4	—	—

Balance at end of period	$2,125	$2,612	$8,273

Accrued expenses consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Accrued taxes other than income	$4,931	$3,372
Accrued transition and severance	1,053	1,882
Accrued professional fees	933	1,272
Accrued royalty	635	396
Accrued IU liabilities and other pension	1,357	713
Accrued insurance obligation	1,348	1,917
Accrued interest	9,884	10,012
Liability for customer deposit	5,488	—
Accrued other	4,485	3,295

	$30,114	$22,859

Note 9—Inventories

Inventories consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Scrap iron and steel	$13,096	$13,016
Goods in transit	16,892	11,445
Spare parts and supplies	8,676	7,152

	$38,664	$31,613

Note 10—Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Lives	December 31, 2010	December 31, 2009
Cost:
Land		$1,076	$1,076
Buildings and improvements	10-39 years	22,597	22,510
Machinery and equipment	3-7 years	284,821	258,847
Furniture, fixtures, vehicles, and site preparation	3-10 years	32,186	28,651

Total cost		340,680	311,084
Accumulated depreciation and amortization:
Buildings and improvements		(9,073)	(6,265)
Machinery and equipment		(174,412)	(140,624)
Furniture, fixtures, vehicles, and site preparation		(18,655)	(14,931)

Total accumulated depreciation and amortization		(202,140)	(161,820)

Net property, plant and equipment		$138,540	$149,264

The Company recorded depreciation expense of $49.3 million, $57.6 million and $61.1 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

Assets under capital leases included in properties at December 31, 2010 and December 31, 2009, approximated $3.6 million and $3.7 million, respectively. Accumulated amortization of assets under capital leases at December 31, 2010 and December 31, 2009 amounted to approximately $1.2 million and $0.5 million, respectively. Amortization expense related to assets under capital leases is included in depreciation expense.

Note 11—Goodwill and Identifiable Intangible Assets

The Company’s goodwill was predominantly created as of January 26, 2007 by the Onex Acquisition. Additional goodwill was created by the acquisitions of Hanson in September 2008 and Total Mill Services in May 2010, and by contingent payments for previously acquired businesses.

During 2010, the Company did not record any impairment charge related to its goodwill. The Company tested for impairment on October 1, 2010, its annual test date. There were no events that triggered any additional impairment tests during 2010. In testing for impairment, the Company estimates the fair values of its reporting units under the income and market approach.

The income approach was based upon projected future cash flows discounted to present value using factors that consider the timing and risk associated with the future cash flows. Fair value for each reporting unit was estimated using future cash flow projections based on management’s long range estimates of market conditions over a multiple year horizon. A four percent perpetual growth rate was used to arrive at the estimated future terminal value. A discount rate of 11% was used for the Mill Services Group reporting unit, and a discount rate of 13% was used for the Raw Material and Optimization Group reporting unit, both of which were based upon the cost of capital of other comparable companies adjusted for company specific risks.

The market approach was based upon an analysis of valuation metrics for companies comparable to our reporting units. The fair value of the business enterprise value for both reporting units was estimated using a range of EBITDA multiples of market participants. The Company determined the fair value estimate during its testing using the income approach and used the market approach to corroborate the value as determined by the income approach.

During the second quarter of 2009, the Company revised its long-term forecast due to significant changes in expectations at two new customer sites with an existing customer where the Company had anticipated entering into final binding contracts but the expected contracts were not finalized. The resulting significant changes in expectations triggered the requirement to conduct a goodwill impairment test in advance of the annual evaluation date of October 1. During the evaluation, the Company determined that the fair value of the reporting unit was less than its carrying value. The Company recorded a Goodwill Impairment charge of $55.0 million based on its estimate of the excess of the carrying value of the unit over the reporting unit’s fair value.

May 31,	Mill Services Group Segment Goodwill	Fair Value Measurements Using (in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
2009	$141,481	$—	$—	$141,481

The 2009 goodwill impairment was determined by estimating the excess of the fair value of the Mill Services Group segment over the fair value of the net assets of the segment and comparing that amount to the carrying value of the goodwill. Despite the significant changes in expected future profits at the two specific locations, the Company continues to provide services to that customer at other customer sites. The customer has not experienced significant financial difficulty and continues to pay its accounts receivable balances. In performing the interim impairment test in 2009, the Company estimated fair values under the income approach and market approach. In estimating fair value using the income approach in the 2009 interim impairment test, the Company used an after tax discount rate of 14.6% and three percent growth rate to arrive at the estimated future terminal value.

As of December 31, 2010, the Mill Services Group and the Raw Material and Optimization Group have $162.8 million and $79.9 million of goodwill, respectively. The 2010 annual goodwill impairment test that the estimated fair value of the Mill Services Group and the Raw Materials and Optimization Group exceeded their carrying values by approximately 30% and 36%, respectively. The estimates of fair value of a reporting unit under the income approach are based on a discounted cash flow analysis which requires the Company to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. If business conditions change or other factors have an adverse effect on our estimates of discounted future cash flows, assumed growth rates or discount rates, future tests of goodwill impairment may result in additional impairment charges.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	Weighted average remaining amortizable life	December 31, 2010	December 31, 2009
Intangible assets subject to amortization
Environmental permits	21 years	$5,100	$5,100
Customer related intangibles	16 years	181,587	181,938
Unpatented technology	5 years	24,648	24,648
Other identifiable intangible assets	5 years	967	986

Total finite life intangibles		212,302	212,672
Trademarks		225	227

Total identifiable intangible assets		212,527	212,899
Amortization of intangible assets:
Environmental permits		(802)	(598)
Customer related intangibles		(35,324)	(26,318)
Unpatented technology		(10,772)	(8,033)
Other identifiable intangible assets		(334)	(201)

		(47,232)	(35,150)

Net identifiable intangibles		165,295	177,749
Goodwill		242,148	242,669

Total intangible assets		$407,443	$420,418

The Company recorded $12.2 million, $12.2 million and $11.9 million of amortization expense for finite lived intangibles for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 respectively. The estimated amortization expense for finite lived intangibles for the next five years is as follows (in thousands):

2011	$12,324
2012	12,324
2013	12,311
2014	12,299
2015	12,257
Thereafter	103,555

$165,070

A portion of the Company’s goodwill and identifiable intangible assets was allocated to its operations outside the United States. The translation adjustment associated with identifiable intangible assets of the Company’s foreign operations decreased net intangible assets by $0.5 million for the year ended December 31, 2010 and increased net intangible assets by $1.4 million for the year ended December 31, 2009. The following table displays the changes in goodwill for the years indicated (in thousands):

	2010	2009
Balance at beginning of year	$242,669	$293,625
Acquisition	155	—
Contingent payment for previously acquired businesses	200	1,574
Translation adjustment	(876)	2,470
Impairment charge	—	(55,000)

Balance at end of year	$242,148	$242,669

Note 12—Debt

Debt is summarized as follows (in thousands):

	December 31, 2010	December 31, 2009
ABL facility	$—	$4,000
Bank overdraft facility	228	405
Invoice discounting facility	76	39
Senior secured term loan	158,812	160,463
Senior subordinated notes	223,000	223,000
Series 2008 promissory notes	42,155	57,923
Capital equipment leases and installment notes	2,370	3,782

Total indebtedness	$426,641	$449,612

Total indebtedness includes the following line items on the consolidated balance sheets (in thousands):

	December 31, 2010	December 31, 2009
Revolving borrowings	$304	$4,444
Current portion of long-term debt	3,185	3,878
Long-term debt	380,997	383,367
Indebtedness to related parties	42,155	57,923

Total indebtedness	$426,641	$449,612

In November 2008, the Company began issuing series 2008 promissory notes to affiliates of Onex, members of its board of directors, management team and certain other employees. From November 2008 through August 2009, the Company received $51.8 million in proceeds from the issuance of the series 2008 promissory notes. In March 2010, the Company used available cash to make a payment on the series 2008 promissory notes consisting of a principal payment of $20.4 million and a payment of accrued interest of $2.9 million. The obligations are reported as indebtedness to related parties as the holders of the series 2008 promissory notes are also owners of the Company’s common and preferred shares or affiliates of the owners of the Company’s common and preferred shares.

When the Company acquired Hanson on September 5, 2008, it assumed the liabilities of Hanson including its obligations under an invoice discounting facility, a bank overdraft facility and capital leases for equipment. Under the invoice discounting facility, eligible trade receivables are sold to a third party, but the third party has recourse for receivables that are not collectible. We therefore classify the amount as a revolving borrowing.

On January 25, 2007, in connection with the Onex Acquisition, TCIMS entered into (a) a senior secured asset based lending (“ABL”) facility in an aggregate principal amount of $165.0 million, (b) a senior secured term loan credit facility in an aggregate principal amount of $165.0 million, and (c) a $20.0 million senior secured synthetic letter of credit facility. TCIMS initially borrowed $50.5 million under its senior secured ABL facility. TCIMS also issued $225.0 million of 9.75% senior subordinated notes.

In addition, TCIMS has the option to request up to $80.0 million in incremental facilities in the form of first lien term loans and $25.0 million in incremental commitments under the senior secured ABL facility. The lenders under the senior secured credit facilities have not committed to provide such incremental facilities.

Senior Secured Asset-Based Revolving Credit Facility

TCIMS is the primary obligor under a senior secured ABL facility which is available on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time.

TCIMS is the primary obligor under a senior secured ABL facility, which is guaranteed by the Company’s other domestic subsidiaries and certain of its foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of TCIMS and the subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

As of December 31, 2010, the eligible accounts receivable and inventory that comprise the collateral under the ABL facility supported a gross borrowing base of $164.3 million, $0.7 million less than the $165.0 million limit of the facility. At December 31, 2010, there were no outstanding revolving borrowings and $10.7 million letters of credit outstanding against the facility leaving a net available balance of $153.6 million. The Company believes the ABL facility and other sources of liquidity are currently adequate to fund its operations, but is carefully monitoring the global economic environment and its impact on its customers’ procurement volumes, which could affect its liquidity.

The per annum interest rates with respect to loans made utilizing the LIFO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin ranging between 0.25% and 0.75%, as determined based on average historical excess availability under the facility, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin ranging between 1.25% and 1.75%, as determined based on average historical excess availability under the facility.

The per annum interest rates with respect to loans utilizing the FILO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of 1.50% or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by TCIMS, plus an applicable margin of 2.50%.

TCIMS pays a per annum participation fee in respect of outstanding letters of credit issued under the senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable, as specified in the previous paragraphs. TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit.

TCIMS will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, TCIMS pays the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on Capital Expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which TCIMS’ fixed charge ratio is not permitted to be less than 1.0 to 1.0 during any period where excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

The senior secured credit facilities also include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At December 31, 2010, there were outstanding $17.9 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rate with respect to borrowings under the senior secured term loan credit facility are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin of either 1.00% or 1.25% based on our total leverage, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of either 2.00% or 2.25% based on our total leverage. TCIMS also pays a per annum participation fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (2), plus 0.10% . TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit.

At December 31, 2010, the rate of interest applicable to amounts then outstanding under the senior secured term loan credit facility was 2.26% consisting of the one month Eurodollar deposit rate of 0.26% and an applicable margin of 2.00%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature, and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. TCIMS is the primary obligor under the senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by the Company and its subsidiaries that guarantee the senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of TCIMS and the Company’s subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are an unsecured obligation of TCIMS and are guaranteed by the Company and certain of its subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of TCIMS and the guarantors, but senior in right of payment to any future subordinated obligations. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1, and interest payments commenced on August 1, 2007. TCIMS will make each interest payment to the Holders of record of these senior subordinated notes on the immediately preceding January 15 and July 15. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of TCIMS and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

TCIMS may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, TCIMS may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

In April 2009, the Company repurchased senior subordinated notes with a face amount of $2.0 million at a unit price of $21.50 which resulted in a pre-tax gain of $1.5 million.

Series 2008 Promissory Notes

The series 2008 promissory notes are an unsecured obligation of the Company which are subordinated in right of payment to all existing and future senior indebtedness of the Company. The series 2008 promissory notes mature on November 26, 2020. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009 and 17.5% per annum for the period from November 27, 2009 through November 26, 2010 and at 20.0% from November 27, 2010 through December 31, 2010. Effective January 1, 2011, the series 2008 promissory notes were amended so that the per annum interest rate was reduced to 8.00% per annum from January 1, 2011 forward. Through November 26, 2013, at the Company’s option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26th of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually.

On March 12, 2010, the Company paid $20.4 million to reduce the outstanding balance of series 2008 promissory notes to $37.5 million. At that time, the Company also paid $2.9 million to pay down all the outstanding accrued interest. During the years ended December 31, 2010 and 2009, $4.7 million and $6.6 million, respectively, were paid-in-kind and added to the balance of the series 2008 promissory notes. The table below summarized the activity and balances of the series 2008 promissory notes and the related accrued interest during the periods indicated (in thousands):

	2010		2009		2008
	2008 Notes principal	2008 Notes accrued interest	2008 Notes principal	2008 Notes accrued interest	2008 Notes principal	2008 Notes accrued interest
Beginning balance	$57,923	$972	$13,080	$166	$—	$—
Series 2008 promissory notes issued	—	—	38,732	—	13,080	—
Interest Expense	—	7,437	—	7,475	—	166
Interest paid-in-kind	4,656	(4,656)	6,611	(6,611)	—	—
Repayment of principal and interest	(20,424)	(2,944)	(500)	(58)	—	—

Ending balance	$42,155	$809	$57,923	$972	$13,080	$166

The Company is the issuer of the series 2008 promissory notes and they are reported as indebtedness to related parties on our consolidated balance sheets.

Holdco’s only asset is its investment in TCIMS, and it has no independent operations. TCIMS also has no independent assets or operations. All of its activities are conducted through its wholly owned operating subsidiary, Tube City IMS, LLC. There are no restrictions on the ability of Tube City IMS, LLC to loan or dividend money to Tube City IMS Corporation, and there are no restrictions on the ability of the subsidiaries of Tube City IMS, LLC to dividend and loan money to it. However, the senior secured term loan, the ABL facility and the senior subordinated notes’ indenture limit the ability of TCIMS to pay dividends to the Company.

Capital Leases

From time to time, the Company enters into lease arrangements with unrelated parties to finance the acquisition of equipment used on its job sites. Determinations of whether each arrangement should be treated as a capital or operating lease are made by applying the rules of ASC Topic 840 on accounting for leases.

The following table sets forth the future minimum lease payments as of December 31, 2010, for all capital lease obligations (in thousands):

2011	$723
2012	431
2013	183
2014	35
2015	—

Total minimum lease payments	1,372
Amount representing interest	(68)

Present value of net minimum lease payments	1,304
Current maturities	(686)

Long-term capital lease obligation	$618

During 2010, the Company entered into $0.3 million of new capital leases. No new capital leases were entered into during 2009.

At December 31, 2010, principal on the Company’s long-term debt and capital leases is as follows: 2011—$3.2 million, 2012—$2.2 million, 2013—$1.9 million, 2014—$153.9 million, 2015—and $265.2 million thereafter.

Note 13—Provision for (Recovery of) Bad Debts

In September 2008, the Company recorded a $12.4 million provision for bad debt related to a cargo of raw material that was sold to a customer overseas. The Company recorded revenue of $18.3 million related to the cargo when the material was fully loaded onto the customer’s vessel and title and the risk of loss passed to the customer. The customer failed to make payment as scheduled in October 2008. The Company, after pursuing several legal and commercial avenues to obtain payment for the cargo, entered into a new agreement with its original customer pursuant to which it received an initial payment of $9.5 million in November 2008 and received a commitment from its customer for additional payments of $2.7 million by May 31, 2009 and $4.1 million by December 31, 2009.

In 2008, the Company reduced the provision for bad debt to $8.8 million related to the transaction, which was the difference between the original sales value of the cargo of $18.3 million and the cash payment received to date of $9.5 million. At December 31, 2008, the additional $6.8 million promised by the Company’s customer was included in the Company’s gross trade receivables but was completely offset by an allowance for doubtful accounts, as the Company had significant concerns over its ability to collect those amounts when due. The remaining $2.0 million of receivable which was fully reserved as of December 31, 2008 was written off as uncollectible as the new agreement provided for a total of $16.3 million of payments versus the original sale value of $18.3 million. The Company’s customer made the payments as scheduled in 2009, and the payments resulted in a recovery of bad debt of $6.8 million.

Note 14—Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency risk. The Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC required all companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Interest Rate Risk

The term loan facility of TCIMS requires that it enter into an interest rate protection agreement with the resulting effect that at least 50% of its outstanding debt is effectively subject to a fixed or maximum interest rate. Because the senior subordinated notes of TCIMS carry a fixed rate, the Company is not required to enter into any additional agreements to comply with that requirement. However, as part of its overall risk management strategy, the Company attempts to reduce the volatility in cash interest payments associated with variable rate term debt. The Company has entered into interest rate swap agreements swapping its variable rate interest payment for fixed payments to reduce the volatility of cash requirements associated with its variable rate debt. In accordance with the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC, the Company designated its interest rate swaps as cash flow hedges of variable interest payments.

The effective portion of the gain or loss on the interest rate swaps is reported as a component of other comprehensive income and reclassified into earnings in the same period in which the hedged transaction, the incurrence of variable rate interest, occurs. The variable rates and reset dates of the interest rate swap agreements mirror the terms of the associated term debt. Accordingly, the Company expects the hedges to be highly effective in mitigating the underlying risk as long as the principal amount of outstanding term debt exceeds the notional amount of the swap agreements. The Company has hedged a total notional amount of $80.0 million through March 31, 2012.

The Company had the following outstanding interest rate swaps that expired on March 31, 2010 that had been entered into to hedge variable interest payments (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Expiration Date
Interest Rate Swap 1	$37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 2	37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 3	45,000	4.013%	3 month LIBOR	March 31, 2010

Total/average	$120,000	4.648%

During 2009, the Company, to continue to hedge variable interest payments, entered into the following interest swaps that became effective as the existing three swaps expired (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Effective Date	Expiration Date
Interest Rate Swap 4	$40,000	2.1675%	1 month LIBOR	April 1, 2010	March 31, 2012
Interest Rate Swap 5	40,000	2.3375%	1 month LIBOR	April 1, 2010	March 31, 2012

Total/average	$80,000	2.2525%

The Company recognized the following fair value liabilities in its consolidated balance sheets related to its interest rate swap agreements designated as cash flow hedging instruments (in thousands):

Derivatives designated as hedging instruments under the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC	Derivatives
	Balance Sheet Location	Fair Value
		December 31, 2010	December 31, 2009
Interest rate swaps	Other noncurrent liabilities	$1,792	$2,262

The outstanding interest rate swaps settle on a monthly basis and the Company records interest expense for cash payments it made or owed to its counterparties or records a reduction of interest expense for amounts it receives from or is owed by its counterparties. The Company, at its option, may elect to pay interest on its senior secured term loan facility monthly based on a one month eurodollar deposit rate by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin and, beginning April 1, 2010 the Company has elected to do so. Accordingly, the Company expects that the key terms of the interest rate swaps will match the key terms of the underlying variable rate interest payments over the life of the swap agreements.

The Company recognized the following amounts related to its derivatives (in thousands):

Derivatives designated as Cash Flow Hedges	Amount of gain (loss) recognized in OCI on derivative instruments			Amount of gain (loss) reclassified from accumulated OCI into income (expense)
	Year ended December 31,			Location of loss reclassified from accumulated OCI into expense	Year ended December 31,
	2010	2009	2008		2010	2009	2008
Interest rate swaps	$(1,262)	$(1,328)	$(2,426)	Interest expense	$(1,551)	$(2,866)	$(1,131)

The amount of gain (loss) recognized in other comprehensive income on derivatives is net of deferred tax benefits of $0.8 million, $0.8 million and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2011, the Company will make payments or receive proceeds at the end of each reset period under its swap agreements based on the underlying interest rates at the beginning of the period relative to the fixed rates of the swap agreements. Based on anticipated rates, the Company expects that it will reverse a $0.9 million loss out of other comprehensive income, net of tax 0.6 million, and record $1.5 million in interest expense related to the swap agreements.

The volume of the Company’s derivative activity is limited. The Company will, from time to time, evaluate its future exposure to variable interest payments and may enter into additional interest rate swap agreements based on its evaluation of that exposure. However, such evaluation is made at infrequent intervals.

The Company is also continuing to increase its international raw materials procurement activities and may encounter transactions where the related purchase and sale of materials are in different currencies. In those cases, the Company will evaluate its exposure and may enter into additional foreign currency forward agreements to protect its margin on those transactions. The Company will also continue to monitor other risks, including risks related to commodity pricing and, in the future, may use derivative instruments to mitigate those risks as well.

The fair values of the Company’s derivative financial instruments are presented below. All fair values for these derivatives were measured using Level 2 information as defined by the accounting standard hierarchy, which includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs derived principally from or corroborated by observable market data. The following table summarizes the fair value measurements for liabilities by major category (in thousands):

December 31,	Derivative values	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
2010	$1,792	$—	$1,792	$—

Note 15—Redeemable Preferred Stock and Stockholders’ Deficit

On January 25, 2007 in connection with the Onex Acquisition, the Company sold 19,850 shares of common and class A preferred stock to Onex for $198.5 million in cash which was used to effect the Onex Acquisition and provide additional working capital. The Company also issued 1,970 shares of common and preferred stock to its managers and directors in exchange for (i) $0.1 million in cash, (ii) 84,204 shares of TCIMS with a value of $18.6 million and (iii) satisfaction $1.0 million of liabilities arising from the termination of the Company’s predecessor’s stock option plan. On February 28, 2007 the Company sold an additional 63 shares of common and class A preferred stock to its employees and certain other individuals for cash proceeds in the amount of $0.6 million.

Class A Preferred Stock—The Company has 25,000 shares of authorized class A preferred stock with a par value of $0.001. At December 31, 2010 and 2009, there were 21,883 shares of class A preferred stock outstanding. The preferred class A stock has an initial liquidation preference of $9,900 per share and carries an 8% accumulating, compounding dividend. Approximately 91% of our class A preferred stock is held by Onex, the Company’s controlling shareholder. Through its controlling interest in the Company’s common stock, Onex could initiate a call of the preferred shares for the total liquidation value. The total liquidation value includes accumulated and unpaid dividends. The Company recorded $22.8 million, $21.1 million and $19.5 million of accumulated dividends during the years ended December 31, 2010, 2009 and 2008, respectively. The accumulated dividends were recorded as an increase to the liquidation value of the redeemable preferred stock and a decrease to capital in excess of par value to the extent available and then as an increase in accumulated deficit.

The class A preferred stock will automatically convert into common stock upon a sale of common stock in an underwritten public offering registered under the Securities Act or a transaction that results in the change of control of the Company. The number of shares into which the class A preferred stock will convert will be based on the value of the common shares in the underlying transaction relative to the liquidation value of the class A preferred stock.

Common Stock—The Company has 50,000 shares of common stock authorized with a par value of $0.001 per share. At December 31, 2010, there were 23,835 outstanding shares of which 1,952 were issued under the Company’s restricted stock plan with 1,440 of those shares vested and 512 unvested. At December 31, 2009, there were 23,837 outstanding common shares of which 1,954 were issued under the restricted stock plan with 1,183 of those shares vested and 771 unvested.

The ability of TCIMS to pay dividends is limited by its senior secured ABL, its senior secured term loans and senior subordinated notes indenture covenants. Those covenants include limits on TCIMS’s ability to make payments, via dividends or other means, to TMS.

Note 16—Noncontrolling Interest

In 2010, the Company formed a subsidiary. The Company contributed 60% of the initial capital of the subsidiary and a noncontrolling partner contributed 40% of the initial capital. The subsidiary did not have any operating activity after the initial capitalization.

Note 17—Stock-Based Compensation

Effective February 28, 2007, the Company established its restricted stock plan and granted 2,156 shares of restricted stock to employees of the Company. The table shows the grants, vesting and forfeitures of restricted stock since the inception of the plan:

	Inception to December 31, 2007		Year ended December 31, 2008			Year ended December 31, 2009		Year ended December 31, 2010		Balance as of December 31, 2010
	Granted	Vested	Vested	Forfeited		Vested	Forfeited	Vested	Forfeited
Unvested restricted shares	2,156	(539)	(322)		(8)	(322)	(194)	(257)	(2)	512
Vested restricted shares		539	322			322		257		1,440

The remaining unvested shares will vest in two equal installments on the anniversary date of the original grant for the next two years.

The Company estimated the restricted shares had a fair value of $100 per share on the grant date based on the amount paid for the common shares of Company stock during the Onex Acquisition. The expense related to the plan was not material during the years ended December 31, 2010, 2009 and 2008. The Company expects to recognize a total of $0.1 million of compensation expense ratably between December 31, 2010 and February 28, 2012.

Note 18—Earnings per Share

The calculation of basic earnings per share for each period is based on the weighted-average number of common shares outstanding during the period. All shares issued under the Company’s restricted stock plan are considered outstanding regardless of whether or not vested. Shares forfeited under the plan reduce the outstanding share total. Diluted net income per share is calculated using the weighted-average number of common shares plus potential common shares outstanding during the period, but only to the extent that such potential common shares are dilutive. The Company’s class A preferred stock, including the accumulated dividend thereon, is automatically converted into common stock upon a sale of common shares in an underwritten public offering or a change of control transaction. The number of common shares that would result from that conversion is based upon the price of the shares in an initial public offering which cannot be known until the time of such offering. However, any such conversion would have had an anti-dilutive effect for the periods presented due to the net losses of the Company and therefore is not considered in the diluted earnings per share calculations.

Note 19—Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The Company’s obligations under its senior secured ABL facility, its senior secured term loan credit facility and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at the balance sheet dates. The fair value of the Company’s senior subordinated notes is based on quoted market prices. The fair value of the Company’s series 2008 promissory notes has been estimated based on expected future cash flows relative to current interest rates and yields. The fair value of the Company’s capital equipment leases has been estimated based on future expected cash flows relative to current interest rates.

The fair value compared to the carrying value is summarized as follows (in thousands):

	December 31, 2010	December 31, 2009
Carrying value of financial instruments in:
Long-term debt (includes current portion)
Senior secured term loan	$158,812	$160,463
Senior subordinated notes	223,000	223,000
Series 2008 promissory notes	42,155	57,923
Capital equipment leases and installment notes	2,370	3,782

Total long-term debt	$426,337	$445,168

Other noncurrent liabilities
Interest rate swaps	$1,792	$2,262

Fair value:
Long-term debt (includes current portion)
Senior secured term loan	$158,812	$160,463
Senior subordinated notes	228,575	212,965
Series 2008 promissory notes	39,020	81,012
Capital equipment leases and installment notes	2,370	3,782

Total long-term debt	$428,777	$458,222

Other noncurrent liabilities
Interest rate swaps	$1,792	$2,262

Note 20—Operating Segments

The Company has two reportable operating segments in addition to its administrative group. The services provided under the Mill Services Group segment are performed at the Company’s customers’ sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at the Company’s customers’ sites and are not based on the underlying price of steel. In addition, these contracts typically include tiered pricing structures, with unit prices that increase as volume declines, and/or minimum monthly fees, each of which stabilize the Company’s revenue in the event of volume fluctuations. The services provided to the Company’s customers under this segment include: (i) scrap management and preparation, (ii) semi-finished and finished material handling, (iii) metal recovery and slag handling, processing and sales and (iv) surface conditioning. The services provided under the Raw Material and Optimization Group segment include (i) raw materials procurement and logistics and (ii) proprietary software-based raw materials cost optimization.

To measure the operating performance of its segments, the Company uses Adjusted EBITDA, which is earnings before interest, taxes, depreciation and amortization adjusted to exclude certain infrequently occurring non-cash charges including gains in respect of debt extinguishment, goodwill impairment charges and the disposition of cumulative translation adjustment. The Company uses Adjusted EBITDA to benchmark its performance against expected results, analyze year-over-year trends and to compare operating performance against its competitors.

In 2009, the Company moved certain operational and administrative departments and locations among the reported segments, including moving its pre-production material handling operations from the Raw Material and Optimization Group to the Mill Services Group. In 2010, the Company again moved certain departments among the reported segment when it moved certain departments between the Mill Services Group and its Administrative segment. In order to reflect the changes made and to maintain comparability of segment information, the amounts for Revenue, Adjusted EBITDA and Depreciation and Amortization have been adjusted for the years ended December 31, 2009 and December 31, 2008 to reflect the current configuration of our operating segments.

As a result of this change, for the year ended December 31, 2009, Revenue decreased $0.3 million for the Raw Material and Optimization Group and increased by the same amount for the Administrative Group. Adjusted EBITDA increased $1.2 million for the Mill Services Group and decreased by the same amount for the Administrative Group.

For the year ended December 31, 2008, Revenue decreased $0.3 million for the Raw Material and Optimization Group and increased by the same amount for the Administrative Group. Adjusted EBITDA increased $1.3 million for the Mill Services Group and decreased by the same amount for the Administrative Group.

Information by reportable segment is as follows (in thousands):

	Year ended December 31,
	2010	2009	2008
Revenue
Mill Services Group	$536,315	$377,824	$530,691
Raw Material and Optimization Group	1,494,257	920,239	2,451,919
Administrative (1)	58	276	303

	$2,030,630	$1,298,339	$2,982,913

Adjusted Earnings before interest, taxes, depreciation and amortization
Mill Services Group	$111,354	$79,279	$94,710
Raw Material and Optimization Group	41,994	31,655	42,340
Administrative (2)	(33,428)	(27,170)	(33,872)

	$119,920	$83,764	$103,178

Depreciation and amortization
Mill Services Group	$53,049	$61,037	$64,143
Raw Material and Optimization Group	421	515	525
Administrative	8,038	8,208	8,412

	$61,508	$69,760	$73,080

	December 31, 2010	December 31, 2009
Total Assets
Mill Services Group	$516,155	$527,300
Raw Material and Optimization Group	287,450	242,556
Administrative (3)	75,300	31,163

	$878,905	$801,019

Goodwill
Mill Services Group	$162,294	$162,921
Raw Material and Optimization Group	79,854	79,748

	$242,148	$242,669

(1)	From time to time, the Company will generate revenue from miscellaneous activities not associated with either of its operating segments. Such revenue is included within the Administrative group and is not material to the Company’s total revenue.

(2)	Administrative costs include support costs that the Company does not allocate to other reportable segments because they are not considered by the Company to be directly related to the ongoing business activities of its other reportable segments.
(3)	Administrative assets consist principally of the following: in 2010 and 2009—cash, prepaid expenses, deferred financing costs, cash surrender value of officer life insurance and the Glassport, PA administrative office building, furniture and fixtures.

	Year ended December 31,
	2010	2009	2008
Capital Expenditures
Mill Services Group	$39,451	$36,569	$60,703
Raw Material and Optimization Group	—	—	32
Administrative	365	1,066	2,117

	$39,816	$37,635	$62,852

Revenue by geographic region is as follows (in thousands):

	Year ended December 31,
	2010	2009	2008
Revenue
Domestic	$1,756,619	$995,655	$2,381,366
Canada	26,534	16,236	31,740
Europe	136,827	183,730	471,500
Central & South America	18,113	13,100	4,257
Asia	92,537	89,618	94,050

	$2,030,630	$1,298,339	2,982,913

Percentage of total revenue contributed by each class of service:

	Year ended December 31,
	2010	2009	2008
Mill Services Group	26.4%	29.1%	17.8%
Raw Material and Optimization Group	73.6%	70.9%	82.2%

	100.0%	100.0%	100.0%

The Company recorded $5.8 million, $2.4 million and $7.8 million of intersegment revenue from the Mill Services Group to the Raw Material and Optimization Group for the years ended December 31, 2010, 2009 and 2008, respectively. These sales were recorded at a transfer price that approximated the mid-point between cost and market. Those sales have been eliminated in the revenues reported by segment.

Revenue by type of services provided is as follows (in millions):

	Years ended December 31,
	2010	2009	2008
Mill Services Group
Slag processing, Metal Recovery and Sales	$259.6	$205.5	$261.7
Scrap Management and Scrap Preparation	184.9	102.0	190.6
Semi-finished and Finished Material handling/Product handling	57.7	45.4	46.8
Surface Conditioning	24.7	14.6	20.8
Others	9.4	10.3	10.8

	$536.3	$377.8	$530.7

Raw Material and Optimization Group
Raw Materials Procurement	$1,487.4	$913.1	$2,438.3
Raw Materials Optimization	6.9	7.1	13.6

	$1,494.3	$920.2	$2,451.9

Revenue from each of two customers exceeded 10% of total revenue for at least one of the periods presented. Revenue by segment from those customers is as follows (in thousands):

	Customer 1	Customer 2	Aggregate Percentage of Total Revenue
Year Ended December 31, 2010
Mill Services Group	$221,875	$—	10.9%
Raw Material and Optimization Group	429,025	—	21.1%
Year Ended December 31, 2009
Mill Services Group	139,066	—	10.7%
Raw Material and Optimization Group	187,076	—	14.4%
Year Ended December 31, 2008
Mill Services Group	212,813	24,797	8.0%
Raw Material and Optimization Group	436,370	482,668	30.8%

Reconciliation of income (loss) before income taxes to earnings before interest, taxes, depreciation and amortization and adjusted EBITDA is as follows (in thousands):

	Year ended December 31,
	2010	2009	2008
Income (loss) before income taxes	$18,051	$(85,876)	$(7,981)
Plus:
Depreciation and amortization	61,508	69,760	73,080
Interest expense, net	40,361	44,825	38,079
Earnings before interest, taxes depreciation and amortization	119,920	28,709	103,178
Goodwill impairment	—	55,000	—
Gain on early extinguishment of debt	—	(1,505)	—
Disposition of cumulative translation adjustment	—	1,560	—

Adjusted EBITDA	$119,920	$83,764	$103,178

Long-lived assets located outside the United States amounted to approximately 18.0% of total long-lived assets at December 31, 2010 and December 31, 2009.

Note 21—Significant Customers and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and nonferrous metal products. In 2010 and 2009, one customer of the Company exceeded 10% of Total Revenue. In 2008, each of two customers exceeded 10% of Total Revenue. Revenue and percentage of gross revenue from those customers is as follows (in millions):

	Customer 1		Customer 2
		Percentage of Consolidated Gross Revenue		Percentage of Consolidated Gross Revenue
Year ended December 31, 2010	$650.9	32.1%	$—	—
Year ended December 31, 2009	$326.1	25.1%	$—	—
Year ended December 31, 2008	$649.2	21.8%	$507.5	17.0%

At December 31, 2010, Customer 1 from the table above accounted for $60.4 million of the Company’s receivables. The Company reviews customers’ credit lines periodically and will, from time to time, require collateral in the form of deposits, accounts receivable puts, letters of credit, or credit insurance arrangements based on its assessment of individual customer’s credit worthiness.

The Company conducts business primarily in the United States. It also has customers in Canada and Asia and services mills in France, Belgium, Slovakia, Serbia, United Kingdom, Mexico and Trinidad & Tobago.

Note 22—Retirement Plans

The Company has several non-contributory defined benefit pension plans covering certain salaried and hourly employees. The plans provide pension benefits that are based on varying levels of service and compensation. Assets of the plans are principally common stocks, fixed income securities and cash equivalents. The Company’s contributions are based on funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

In 2008, the Company adopted the measurement date provisions of ASC Topic 715 for plan assets and benefit obligations, which required that plan assets and benefit obligations be measured as of December 31, the date of the Company’s year end consolidated balance sheet. The Company received a valuation as of January 1, 2008 and recorded a net actuarial gain for a transition increasing other accumulated comprehensive income by $0.4 million net of tax of $0.3 million.

Information on the Company’s defined benefit plans are as follows (in thousands):

United States Plans:

	December 31, 2010	December 31, 2009
Change in benefit obligations:
Benefit obligations at beginning of period	$19,266	$18,657
Service cost	—	—
Interest cost	1,110	1,106
Net actuarial losses	2,194	1,089
Benefits paid	(1,378)	(1,586)

Benefit obligations at end of period	$21,192	$19,266

Change in plan assets:
Fair value of plan assets at beginning of year	$14,038	$11,917
Actual return on assets	1,425	1,714
Employer contributions	1,924	2,096
Benefits paid	(1,378)	(1,586)
Plan expenses	(129)	(103)

Fair value of plan assets at end of year	$15,880	$14,038

Net accrued pension cost	$(5,312)	$(5,228)

Canadian Plans:

	December 31, 2010	December 31, 2009
Change in benefit obligations:
Benefit obligations at beginning of period	$3,075	$2,160
Service cost	125	92
Interest cost	220	186
Net actuarial losses	760	237
Benefits paid	(297)	(48)
Plan changes	—	47
Translation adjustment	161	401

Benefit obligations at end of period	$4,044	$3,075

Change in plan assets:
Fair value of plan assets at beginning of year	$3,205	$2,118
Actual return on assets	249	452
Employer contributions	401	288
Benefits paid	(297)	(48)
Translation adjustment	164	395

Fair value of plan assets at end of year	3,722	$3,205

Net accrued pension cost	$(322)	$130

The accumulated other comprehensive income balances at the dates indicated include the following amounts (in thousands) related to the Company’s defined benefit pension plans:

United States Plans:

	December 31, 2010	December 31, 2009
Net actuarial (loss)	$(8,363)	$(6,258)

Canadian Plans:

	December 31, 2010	December 31, 2009
Net actuarial (loss) gain	$(360)	$353
Prior service cost	(99)	(79)

	$(459)	$274

For the years ended December 31, 2010, 2009 and 2008, the Company charged $2.8 million, $0.8 million and $5.3 million, respectively, of net actuarial losses to other comprehensive loss before any tax effect.

Accumulated benefit obligations for all plans at December 31, 2010 and December 31, 2009 were $25.0 million and $22.2 million, respectively. Except for one Canadian plan, the formulas used to determine the benefits under the Company’s defined benefit plans are not predicated on future salaries of the participants. Accordingly, for those plans, the projected benefit obligations are equal to the accumulated benefit obligations. For the one Canadian plan where the benefit formula depends on the future salaries of plan participants, the effect of projected future salary increases was $0.2 million as of December 31, 2010 and $0.1 million as of December 31, 2009.

Amounts recognized in the balance sheet at the following dates consist of (in thousands):

United States Plans:

	December 31, 2010	December 31, 2009
Other non-current liabilities	$(5,312)	$(5,228)

Canadian Plans:

	December 31, 2010	December 31, 2009
Other non-current assets	$—	$130
Other non-current liabilities	$(322)	$—

The benefit obligations of each of the Company’s U.S. defined benefit plans exceeded each plan’s assets at December 31, 2010 and December 31, 2009. The benefit obligations for each of the Company’s Canadian defined benefit plans exceeded the plan assets at December 31, 2010, but were less than the plan’s assets at December 31, 2009.

Net periodic pension cost (income) for defined benefit plans includes the following (in thousands):

United States Plans:
	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Service cost	$—	$—	$15
Interest cost	1,110	1,106	1,113
Expected return on plan assets	(1,426)	(1,476)	(1,414)
Net amortization and deferral	219	1	—

Net periodic pension income	$(97)	$(369)	$(286)

Canadian Plans:
	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Service cost	$125	$92	$122
Interest cost	220	186	181
Expected return on plan assets	(199)	(150)	(175)
Net amortization and deferral	2	1	2

Net periodic pension cost	$148	$129	$130

The Company’s retirement plans committee is responsible for the plans’ investment policy and strategy. The plan’s investment policy and strategy is to provide for growth of capital with a moderate level of risk by investing assets according to pre-determined asset allocations. The retirement plans committee has issued asset diversification guidelines to the third-party managers of plan assets. Such guidelines include a range of acceptable allocations as follows:

Asset Class	Low	Target	High
Equity securities	25%	40%	55%
Debt securities	35%	50%	65%
Short-term investments	0%	10%	20%

Eligible investments can include certain derivative instruments, including, but not limited to, futures contracts, options, forwards, interest rate swaps, floors and caps. Such investments, however, may be used only for risk management purposes and may not be used for speculative purposes.

On December 31, 2010, the U.S. Plans’ assets were comprised of the following (in thousands):

Asset Category	Total	Fair Value Measurements at December 31, 2010
		Quoted Price in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & other short term	$2,413	$2,413	$—	$—
Exchange traded equity funds
U.S. large-cap	4,750	4,750	—	—
U.S. small-cap	454	454	—	—
International	1,186	1,186	—	—
Emerging markets	524	524	—	—
Bonds and Notes	6,553	6,553	—	—

Total	$15,880	$15,880	$—	$—

The plans’ investments include investments in mutual and exchange traded funds for which there is active trading in known exchanges and quoted prices for each fund in which the plan is invested. Investments also include investments in bonds and notes of both corporate and government agency issue which are also actively traded in known exchanges. Accordingly, these funds are included in Level 1.

On December 31, 2010, the Canadian Plans’ assets were comprised of the following (in thousands):

Asset Category	Total	Fair Value Measurements at December 31, 2010
		Quoted Price in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced Growth Fund	$3,722	$3,722	$—	$—

The Canadian plans are invested in a single balanced fund that is actively quoted, bought and sold daily in known exchanges. The fund is for institutional rather than individual investors, but is open to new institutional investors. As of December 31, 2010, the funds underlying investments were in Canadian equities (33%), U.S. equities (16%), other international equities (14%) notes and bonds (30%) and cash and other short term investments (7%).

The key assumptions used in accounting for the Company’s defined benefit plans were:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Discount rate to determine actuarial value of projected benefit for:
United States Plans	5.10%	5.75%	6.00%
Canadian Plans	5.80%	7.00%	7.50%
Expected annual long-term rate of return on plan assets:
United States Plans	8.50%	8.50%	8.50%
Canadian Plans	6.00%	6.25%	6.25%
Expected rate of increase in compensation:
Canadian Plans	4.00%	4.00%	4.00%

The expected long-term rate of return for the plans’ assets is based upon the expected return for each of the asset categories noted above. Expected long-term returns for equity securities are approximately 10%—11%, returns on fixed income and short-term investments are expected to average 4%—6% over the long-term.

Estimated contributions to be made in 2011 are $1.2 million, which consist primarily of minimum contributions required by ERISA regulations and Canadian government agencies. Estimated benefit payments over the next five years are: 2011—$0.9 million, 2012—$1.2 million, 2013—$1.2 million, 2014—$2.0 million and 2015—$1.5 million. Aggregate benefit payments for the five years from 2016 through 2020 are estimated at $8.8 million.

The Company also sponsors several defined contribution retirement plans for which contributions and costs are based on percentages of defined earnings of participating employees. The Company reinstituted its contributions to its defined contribution plan for salaried employees on January 1, 2010 after having suspended contributions during the last 9  1/2 months of 2009. Costs for these plans amounted to approximately $2.6 million, $1.2 million and $2.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In addition, for the benefit of certain unionized employees, the Company participates in defined benefit multiemployer pension plans, for which reliable information concerning the Company’s share of related estimated plan benefits and assets are not available. Costs for multiemployer pension plans amounted to $4.9 million, $4.1 million and $5.3 million in 2010, 2009 and 2008, respectively.

The Company also participates in several defined contribution multiemployer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $6.6 million, $5.4 million and $7.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, approximately 48% of the Company’s North American workforce was represented by various unions. Labor agreements with these unions expire periodically from March 2011 through April 2015. Approximately 10% of our North American hourly employees are covered by collective bargaining agreements that expire in 2010.

The Company has several defined benefit post-employment plans that provide varying amounts of medical and death benefits, primarily to retired employees. The plans are not funded; the Company pays post-employment benefits as required for individual participants.

The following is a detail of the net post-employment benefits other than pension expense for the Company (in thousands):

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Service cost	$192	$134	$135
Interest cost	345	313	322
Amortization of unrecognized actuarial loss (gain)	11	(29)	(16)

Net periodic cost	$548	$418	$441

The following sets forth the changes in the benefit obligations during the periods and reconciles the funded status of the post-employment health care plans with the amounts recognized in the consolidated balance sheets (in thousands). The post-employment plans are unfunded:

	December 31, 2010	December 31, 2009
Change in benefit obligation:
Benefit obligation at beginning of year	$5,512	$5,575
Service cost	192	134
Interest cost	345	313
Net actuarial loss (gain)	903	(199)
Benefits paid	(335)	(318)
Plan participant contributions	3	7

Benefit obligations at end of period	$6,620	$5,512
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	332	311
Participant contributions	3	7
Benefits paid	(335)	(318)

Fair value of plan assets at end of year	$—	$—

Net accrued benefit cost	$(6,620)	$(5,512)

The accumulated other comprehensive income balances at the dates indicated include the following amounts (in thousands) related to the Company’s other post-retirement benefit plans:

	December 31, 2010	December 31, 2009
Net actuarial (loss) gain	$(499)	$392

Post-employment benefit obligations are included in the following balance sheet accounts (in thousands):

	December 31, 2010	December 31, 2009
Salaries, wages and related benefits	$566	$537
Other noncurrent liabilities	6,054	4,975

Total post-employment liabilities	$6,620	$5,512

Included in the accrued post-employment benefit obligation at December 31, 2010 and December 31, 2009 were $3.0 million of post-employment obligations of IU International, an affiliate of the Company’s predecessor from whom the Company had assumed certain liabilities.

Assumptions used in accounting for the post-employment health care benefit plans were as follows for the periods ended:

	December 31, 2010	December 31, 2009
Weighted average discount rate	5.10%	5.75%
Health care cost trend rate assumed for next year	9.50%	7.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2020	2012

Assumed health care cost trend rates can have a significant direct effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2010 (in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$36	$(32)
Effect on post-employment benefit obligation	$354	$(320)

Note 23—Supplemental Cash Flow Information

Supplemental cash flow information consists of the following (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash paid during the period for:
Interest	$33,521	$35,383	$36,165
Income taxes	3,266	2,461	2,501
Non-cash investing and financing activities:
Financed equipment acquisitions:
Change in property, plant and equipment	322	1,343	—
Change in current liabilities	72	479	—
Change in long term debt	250	864	—
Financed insurance premiums:
Change in prepaid and other current assets	1,467	631	—
Change in current liabilities	1,467	631	—

Amortization in the consolidated statement of cash flows includes amortization of non-cash interest costs, deferred charges and certain intangibles.

Note 24—Commitments and Contingencies

The Company leases certain equipment, primarily machinery and equipment, under non-cancelable operating leases, which expire at various dates through the year 2015. Leases generally include end of term options that allow for return of the equipment, lease renewal for additional periods or purchase of the equipment at its then fair value. Rent expense was $2.7 in 2010, $2.8 million in 2009, and $2.9 million in 2008. At December 31, 2010, the Company had commitments for capital additions totaling $6.0 million.

Future minimum lease payments due under non-cancelable operating leases subsequent to December 31, 2010 are as follows (in thousands):

2011	$1,630
2012	1,109
2013	956
2014	456
2015	245
Thereafter	—

$4,396

Two non-operating subsidiaries of the Company’s predecessor, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. Management believes that the Company has no obligation for asbestos-related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. These termination benefits will be accounted for when it becomes probable that the event giving rise to the termination benefit will transpire. The aggregate commitment for such potential future benefits at December 31, 2010 was approximately $9.0 million.

Note 25—Gain on Disposition of Property, Plant and Equipment

From time to time, the Company disposes of property, plant and equipment that is in excess of its operating needs or is replaced for efficiency of operations. The Company records the net gain or loss on disposition of property, plant and equipment as a component of Selling, General and Administrative Expenses. In 2010, the Company recorded a net gain of $0.4 million. In 2009, the Company recorded a net gain of $0.3 million. In 2008, the Company recorded a net loss of $0.9 million.

Note 26—Related Party Transactions

The Company’s series 2008 promissory notes were issued to Onex and to members of the Company’s board of directors, senior management team and certain other employees who also have an equity interest in the Company. They earned interest on those notes totaling $7.4 million, $7.5 million and $0.2 million during 2010, 2009 and 2008, respectively.

The Company incurred management fees to an affiliate of its majority owners, Onex Partners II LP, totaling approximately $1.0 million in 2010, 2009 and 2008.

The Company made payments for aircraft rental services to a company that is partially owned by the Company’s Non-Executive Chairman. Amounts incurred and charged to Selling, General and Administrative Expenses were immaterial in 2010 and 2009 and $0.3 million for the year ended December 31, 2008.

Note 27—Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Adjustment to fair value of defined benefit plans, net of tax of ($3,547) and ($2,223)	$(5,778)	$(3,369)
Foreign currency translation adjustment	1,378	3,657
Fair value of hedging instruments, net tax of ($690) and ($904)	(1,102)	(1,365)

Total accumulated other comprehensive loss	$(5,502)	$(1,077)

Note 28—Subsequent Events

Registration Statement

On February 17, 2011 the Company filed amendment number four to its Form S-1 Registration Statement with the United States Securities and Exchange Commission for the registration of shares of our class A common stock to be offered in an initial public offering.

Note 29—Selected Interim Financial Data—Unaudited, and Quarterly Trends

Selected Interim Financial Data—Unaudited

(dollars in thousands, except per share data)

	Three months ended				Three months ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Total Revenue	$454,126	$477,984	$627,847	$470,673	$358,191	$395,536	$236,770	$307,842
Income from operations	14,099	15,052	19,387	9,874	7,991	4,208	972	832
Income (loss) before taxes	4,586	5,529	9,567	(1,631)	(4,015)	(8,403)	(63,523)	(9,935)
Net income (loss)	2,526	2,046	5,224	(2,648)	(6,710)	(5,755)	(59,347)	(7,179)
Net loss attributable to common stockholders	(3,401)	(3,761)	(407)	(8,107)	(12,181)	(11,116)	(64,544)	(12,219)
Net (loss) income per share Basic & diluted	(142.69)	(157.79)	(17.07)	(340.10)	(511.01)	(464.54)	(2,685.98)	(508.47)

During the second quarter of 2009, the Company experienced lower total revenue and income from operations primarily resulting from depressed steel mill production by its customers which not only caused a reduction in service revenue, but also a reduction in revenue from the sale of materials as underlying demand for raw materials was weak. Additionally a $55.0 million goodwill impairment charge increased the net loss and the net loss attributable to common shareholders.

Through and including                 , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

TMS INTERNATIONAL CORP.

Class A Common Stock

PRELIMINARY    PROSPECTUS

BofA Merrill Lynch

Credit Suisse

J.P. Morgan

                , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange (“NYSE”) listing fee.

Expenses	Amount
Securities and Exchange Commission registration fee		$10,695
FINRA filing fee		500
NYSE listing fee		*
Costs of printing		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The registrant’s Certificate of Incorporation (the “Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the registrant’s directors shall not be liable to the registrant or their respective stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant, which is not eliminated by these provisions of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The registrant’s Bylaws provide that the registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such person.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Bylaws. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to the issuances listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the notes issued in such transactions.

From November 2008 through August 2009, we began issuing series 2008 promissory notes to affiliates of Onex Partners II, L.P., members of our board of directors and management team, and certain other employees. We issued $51.8 million aggregate principal amount of series 2008 promissory notes. We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering. The series 2008 promissory notes were issued in private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended, including Rule 701 promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.†

3.1	Form of Second Amended and Restated Certificate of Incorporation of TMS International Corp.†

3.2	Form of Amended and Restated By-Laws of TMS International Corp.†

4.1	Indenture, dated as of January 25, 2007, among Metal Services Merger Sub Corp. and the Guarantor (as defined therein) listed on the signature pages thereto and the Bank of New York as trustee.†

4.2	First Supplemental Indenture, dated as of January 25, 2007, by and among Tube City IMS Corporation, the subsidiary guarantors listed on Exhibit A thereto and the Bank of New York, as trustee.†

4.3	Registration Agreement, dated January 25, 2007, among Metal Services Acquisition Corp. and the stockholders party thereto.†

4.4	Investor Stockholders Agreement, dated as of January 25, 2007, among Metal Services Acquisition Corp., Onex Partners II LP, and the stockholders party thereto.†

4.5	Series 2008 Promissory Notes due November 26, 2020.†

4.6	Form of class A common stock share certificate of TMS International Corp.†

4.7	Form of Amendment No. 1 to Series 2008 Promissory Notes due November 26, 2020, dated as of January 1, 2011.

5.1	Form of Opinion of Kaye Scholer LLP as to the legality of the securities being registered.†

10.1	ABL Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined thereto), Credit Suisse and The CIT Group/Business Credit Inc., as collateral agent for the Lenders thereunder.†

10.2	Term Loan Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined therein) and Credit Suisse.†

10.3	First Amendment to the Term Loan Credit Agreement, dated December 18, 2009.†

Exhibit Number	Description of Exhibit
10.4	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.5	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and J. David Aronson.†

10.6	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.7	Transition Agreement, dated as of July 24, 2009, among Metal Services Acquisition Corp., Tube City IMS Corporation, I Michael Coslov, IMC Tube City Investments, LLC and IMC Tube City Holdings, Inc.†

10.8	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.9	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Joseph Curtin.†

10.10	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.11	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Raymond S. Kalouche.†

10.12	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Raymond S. Kalouche.†

10.13	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Daniel E. Rosati.†

10.14	Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Thomas E. Lippard.†

10.15	Amendment to Amended and Restated Employment Agreement, dated May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Thomas E. Lippard.†

10.16	Management Agreement, dated as of January 25, 2007, by and between Onex Partners Manager LP and Metal Services Acquisition Corp.†

10.17	Restricted Stock Plan.†

10.18	Form of Restricted Stock Agreement.†

10.19	Tube City IMS, LLC Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2008.†

10.20	Lease Agreement, dated as of May 3, 2005, between Brandywine Operating Partnership, L.P. and International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.21	First Amendment to Lease, dated as of June 7, 2010, between G&I 1155 Business Center FE LLC, as successor to Brandywine Operating Partnership, L.P., and Tube City IMS, LLC, as successor to International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.22	Form of Lock-Up Agreements executed by certain stockholders of the Company.†

10.23	Form of TMS International Corp. Long-Term Incentive Plan.†

10.24	Form of Indemnification Agreement.†

21.1	Subsidiaries of the Company.

23.1	Consent of Ernst & Young, an independent registered accounting firm.

23.2	Form of Consent of Kaye Scholer LLP (included in Exhibit 5.1).†

24.1	Power of Attorney.†

24.2	Power of Attorney of Manish K. Srivastava.

†	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glassport, State of Pennsylvania, as of February 17, 2011.

TMS INTERNATIONAL CORP.

By:	/S/ DANIEL E. ROSATI
	Name:	Daniel E. Rosati
	Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to its registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph Curtin	President, Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2011

/s/ DANIEL E. ROSATI Daniel E. Rosati	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2011

* Kirk Peters	Principal Accounting Officer (Principal Accounting Officer)	February 17, 2011

* John J. Connelly	Director	February 17, 2011

* I Michael Coslov	Director and Non-Executive Chairman of the Board	February 17, 2011

* Timothy A. R. Duncanson	Director	February 17, 2011

* Colin Osborne	Director	February 17, 2011

/s/ MANISH K. SRIVASTAVA Manish K. Srivastava	Director	February 17, 2011

* Patrick W. Tolbert	Director	February 17, 2011

*BY:	/S/ DANIEL E. ROSATI

Daniel E. Rosati,
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.†

3.1	Form of Second Amended and Restated Certificate of Incorporation of TMS International Corp.†

3.2	Form of Amended and Restated By-Laws of TMS International Corp.†

4.1	Indenture, dated as of January 25, 2007, among Metal Services Merger Sub Corp. and the Guarantor (as defined therein) listed on the signature pages thereto and the Bank of New York as trustee.†

4.2	First Supplemental Indenture, dated as of January 25, 2007, by and among Tube City IMS Corporation, the subsidiary guarantors listed on Exhibit A thereto and the Bank of New York, as trustee.†

4.3	Registration Agreement, dated January 25, 2007, among Metal Services Acquisition Corp. and the stockholders party thereto.†

4.4	Investor Stockholders Agreement, dated as of January 25, 2007, among Metal Services Acquisition Corp., Onex Partners II LP, and the stockholders party thereto.†

4.5	Series 2008 Promissory Notes due November 26, 2020.†

4.6	Form of class A common stock share certificate of TMS International Corp.†

4.7	Form of Amendment No. 1 to Series 2008 Promissory Notes due November 26, 2020, dated as of January 1, 2011.

5.1	Form of Opinion of Kaye Scholer LLP as to the legality of the securities being registered.†

10.1	ABL Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined thereto), Credit Suisse and The CIT Group/Business Credit Inc., as collateral agent for the Lenders thereunder.†

10.2	Term Loan Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined therein) and Credit Suisse.†

10.3	First Amendment to the Term Loan Credit Agreement, dated December 18, 2009.†

10.4	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.5	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and J. David Aronson.†

10.6	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.7	Transition Agreement, dated as of July 24, 2009, among Metal Services Acquisition Corp., Tube City IMS Corporation, I Michael Coslov, IMC Tube City Investments, LLC and IMC Tube City Holdings, Inc.†

10.8	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.9	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Joseph Curtin.†

10.10	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.11	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Raymond S. Kalouche.†

10.12	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Raymond S. Kalouche.†

10.13	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Daniel E. Rosati.†

Exhibit Number	Description of Exhibit
10.14	Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Thomas E. Lippard.†

10.15	Amendment to Amended and Restated Employment Agreement, dated May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Thomas E. Lippard.†

10.16	Management Agreement, dated as of January 25, 2007, by and between Onex Partners Manager LP and Metal Services Acquisition Corp.†

10.17	Restricted Stock Plan.†

10.18	Form of Restricted Stock Agreement.†

10.19	Tube City IMS, LLC Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2008.†

10.20	Lease Agreement, dated as of May 3, 2005, between Brandywine Operating Partnership, L.P. and International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.21	First Amendment to Lease, dated as of June 7, 2010, between G&I 1155 Business Center FE LLC, as successor to Brandywine Operating Partnership, L.P., and Tube City IMS, LLC, as successor to International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.22	Form of Lock-Up Agreements executed by certain stockholders of the Company.†

10.23	Form of TMS International Corp. Long-Term Incentive Plan.†

10.24	Form of Indemnification Agreement.†

21.1	Subsidiaries of the Company.

23.1	Consent of Ernst & Young, an independent registered accounting firm.

23.2	Form of Consent of Kaye Scholer LLP (included in Exhibit 5.1).†

24.1	Power of Attorney.†

24.2	Power of Attorney of Manish K. Srivastava.

†	Previously filed